10/27

08005631

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Sino Land Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 30 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 01868

FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 10/29/08


One SilverSea

ANNUAL REPORT 2008


STOCK CODE: 83
Vision City

Sino Land Company Limited



This annual report ("Annual Report") is available in both English and Chinese. Shareholders who have received either the English or the Chinese version of the Annual Report may request a copy in the language different from that has been received by writing to the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

The Annual Report (in both English and Chinese versions) has been posted on the Company's website at http://www.sino.com. Shareholders who have chosen to rely on copies of the Corporate Communications (including but not limited to annual report, summary financial report (where applicable), interim report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of any or all the printed copies thereof may request the printed copy of the Annual Report.

Shareholders who have chosen to receive the Corporate Communications using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Annual Report posted on the Company's website will promptly upon request be sent the Annual Report in printed form free of charge.

Shareholders may at any time choose to change their choice of language and means of receipt (i.e. in printed form or by electronic means through the Company's website) of all future Corporate Communications from the Company by giving reasonable notice in writing to the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.


citywalk

Contents

2	Corporate Information
3	Notice of Annual General Meeting
6	Group Financial Summary
10	Chairman's Statement
25	Biographical Details of Directors & Senior Management
29	Corporate Governance
35	Directors' Report
64	Review of Operations
99	Independent Auditor's Report
101	Consolidated Income Statement
102	Balance Sheets
104	Consolidated Statement of Changes in Equity
106	Consolidated Cash Flow Statement
108	Notes to the Consolidated Financial Statements
181	Disclosure Pursuant to Rule 13.22 of the Listing Rules
182	Major Properties Held by the Group
	Proxy Form

CORPORATE INFORMATION

BOARD OF DIRECTORS

Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, CVO, OBE, JP#
Allan Zeman, GBS, JP*
Adrian David Li Man-kiu*
Fu Yuning*
Raymond Tong Kwok Tung
Yu Wai Wai
Thomas Tang Wing Yung
Daryl Ng Win Kong
Ringo Chan Wing Kwong
Sunny Yeung Kwong

(# Non-executive Director)
(* Independent Non-executive Directors)

AUDIT COMMITTEE

Adrian David Li Man-kiu, Chairman
Allan Zeman, GBS, JP
Fu Yuning

REMUNERATION COMMITTEE

Daryl Ng Win Kong, Chairman
Allan Zeman, GBS, JP
Adrian David Li Man-kiu

AUTHORIZED REPRESENTATIVES

Robert Ng Chee Siong
Raymond Tong Kwok Tung

SECRETARY

Eric Ip Sai Kwong

AUDITOR

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

SOLICITORS

Baker & McKenzie
Clifford Chance
Woo, Kwan, Lee & Lo

SHAREHOLDERS' CALENDAR

Closure of Register of Members	10th November, 2008 to 13th November, 2008 (both dates inclusive)
Annual General Meeting	13th November, 2008
Interim Dividend	HK10 cents per share
Paid	15th May, 2008
Final Dividend	HK30 cents per share
Payable	11th December, 2008
Last Date for lodging scrip dividend election forms	4th December, 2008 4:30 p.m.

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
DBS Bank Ltd, Hong Kong Branch
The Hongkong and Shanghai Banking Corporation Limited
The Bank of East Asia, Limited
Bank of Communications, Hong Kong Branch
Bangkok Bank Public Company Limited
Wing Lung Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
Sumitomo Mitsui Banking Corporation
Hang Seng Bank Limited

INVESTOR RELATIONS CONTACT

Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : investorrelations@sino.com

REGISTERED OFFICE

12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino.com
E-mail : info@sino.com

REGISTRARS

Tricor Standard Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Hong Kong
Telephone : (852) 2980 1333
Fax : (852) 2861 1465

LISTING INFORMATION

Stock Code	83
American Depositary Receipt	
CUSIP Number	829344308
Trading Symbol	SNOLY
ADR to Ordinary Share Ratio	1:5
Listing	Level One (OTC)
Depositary Bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Thursday, the 13th day of November, 2008 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Independent Auditor's Reports for the year ended 30th June, 2008.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the Board to fix the Directors' remuneration.

4. To re-appoint Deloitte Touche Tohmatsu as Auditor for the ensuing year and authorise the Board to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) "**THAT**:

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 13th October, 2008

Notice of Annual General Meeting *(Continued)*

Notes:

(a) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

(b) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(c) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(d) The Register of Members of the Company will be closed from Monday, 10th November, 2008 to Thursday, 13th November, 2008, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 7th November, 2008.

GROUP FINANCIAL SUMMARY

	2004 *HK$*	2005 *HK$*	2006 *HK$*	2007 *HK$*	**2008** ***HK$***
Turnover	4,230,240,789	4,150,741,802	8,328,333,552	7,532,059,672	**6,251,058,498**
Profit attributable to equity holders	1,384,084,427	5,175,950,540	6,017,801,108	6,267,284,721	**7,720,997,490**
Basic earnings per share (cents)	34.70	119.73	139.63	139.61	**161.19**
Dividends per share (cents)	12.0	20.0	38.5	38.5	**40.0**


HK Cents
180
160
140
120
100
80
60
40
20
0
Dividends per share
Basic earnings per share
2004
2005
2006
2007
2008
Year

Group Financial Summary *(Continued)*

	2004 *HK$*	2005 *HK$*	2006 *HK$*	2007 *HK$*	**2008** ***HK$***
BALANCE SHEET					
Non-current assets	29,886,959,498	32,802,996,804	38,275,797,419	43,508,811,045	**52,864,428,586**
Current assets	15,583,639,711	18,314,128,999	28,928,424,264	29,208,439,886	**33,369,256,356**
Current liabilities	(7,213,187,587)	(2,599,269,207)	(7,765,719,610)	(8,728,250,385)	**(10,420,180,942)**
	38,257,411,622	48,517,856,596	59,438,502,073	63,989,000,546	**75,813,504,000**
Share capital	4,306,022,975	4,348,057,662	4,303,699,473	4,610,386,667	**4,878,702,770**
Reserves	25,321,777,570	30,279,048,433	35,442,627,530	42,970,489,278	**53,844,551,716**
Shareholders' funds	29,627,800,545	34,627,106,095	39,746,327,003	47,580,875,945	**58,723,254,486**
Minority interests	(95,382,337)	27,236,028	39,711,496	184,850,571	**263,646,073**
Non-current liabilities	8,724,993,414	13,863,514,473	19,652,463,574	16,223,274,030	**16,826,603,441**
	38,257,411,622	48,517,856,596	59,438,502,073	63,989,000,546	**75,813,504,000**
Shareholders' funds at book value per share	6.88	7.96	9.24	10.32	**12.04**

Group Financial Summary *(Continued)*


60
55
50
45
40
35
30
25
20
15
10
5
0
2004
2005
2006
2007
2008
Year


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
2007
2008
Year

Group Financial Summary *(Continued)*

Breakdown of segment result for the year ended 30th June, 2008

- □ Property 90.5%
- ■ Financing 0.1%
- □ Property management and services 1.2%
- ■ Hotel operations 2.1%
- □ Investments in securities 6.1%



Breakdown of turnover for the year ended 30th June, 2008

- □ Property sales 58.1%
- ■ Investments in securities and financing 1.9%
- □ Rental income 23.0%
- ■ Property management and services 9.2%
- □ Hotel operations 7.8%



CHAIRMAN'S STATEMENT

I am pleased to present the 2007/2008 Annual Report to shareholders.

FINAL RESULTS

The Group achieved another record net profit attributable to shareholders of HK$7,720.9 million for the financial year ended 30th June, 2008, representing an increase of 23.2% compared with HK$6,267.2 million in the previous financial year. The turnover of the Group was HK$6,251.0 million and earnings per share for the year was 161.19 cents.

Excluding revaluation surplus on investment properties net of deferred tax of HK$4,347.5 million, the underlying net profit from operations was HK$3,373.4 million for the financial year 2007/2008 (2007: HK$3,904.4 million). The slight decrease in the underlying net profit was due to project timing resulting in less development projects completed in terms of gross floor area during the financial year 2007/2008 compared with that of last year.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 30 cents per share in respect of the year ended 30th June, 2008 to shareholders whose names appear on the Register of Members of the Company on 13th November, 2008. Together with the interim dividend of 10 cents per share, the total dividend for the full year is 40 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 13th November, 2008; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 17th November, 2008. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 11th December, 2008.



BUSINESS REVIEW

(1) Sales Activities

Turnover and earnings from sales of properties at subsidiary level for the financial year ended 30th June, 2008 were mainly contributed from the sales of residential units at Vision City, One SilverSea and the detached houses of St. Andrews Place completed in the previous financial years as well as sales of units in two newly completed residential projects in the financial year 2007/2008, namely One New York and Greenfields.

One New York, a residential project located in Kowloon West, Hong Kong, offering residents a modern metropolitan lifestyle, was completed and launched in November 2007. The project is within walking distance from the MTR Cheung Sha Wan Station. Sales received good market response with over 65% of its 132 units sold.



Sino Group strongly supported "Hong Kong Welcomes the Torch" with local artistes, singers and thousands of public members celebrating the remarkable event at Olympian City and Tuen Mun Town Plaza.

BUSINESS REVIEW
(Continued)

(1) Sales Activities *(Continued)*

Greenfields, a residential project located in Guangzhou, PRC, was completed in September 2007 and offers a total of 238 residential units with a clubhouse and parking facilities to residents. Market response to sales was good with 99% of its total units sold.

As to the major projects already completed namely Vision City, One SilverSea and St. Andrews Place, over 96%, 99% and 88% respectively of the total number of residential units/detached houses were sold.

Earnings from property sales at associate level were mainly derived from completed residential units in Mount Beacon located in Kowloon Tong, One HoneyLake in Shenzhen and Chengdu International Community in Chengdu, Sichuan. All of the remaining luxurious residential houses/ apartments in Mount Beacon have been sold. Approximately 99% of all the units in One HoneyLake have been sold and approximately 80% of the units launched to date in the Chengdu International Community have been sold.

During the financial year 2007/2008, the Group launched the sale of The Palazzo. Market response was good with over 80% of the total residential units sold. The Palazzo is conveniently located in the Shatin area overlooking spectacular panoramic views of the Shatin racecourse, the lush Penfold Park, Tolo Harbour and Shing Mun River. It is characterised by elegant architecture consisting of a total of 1,375 luxurious residential units and 220,000 square feet of enchanting clubhouse. Further, The Palazzo is easily accessed by public transportations and is next to the MTR Fo Tan Station. The railway line will also link up with the Shatin to Central Link currently under planning. The project is expected to be completed and the earnings will be recognised in the coming financial year 2008/2009.

BUSINESS REVIEW
(Continued)



After the Sichuan 8.0 earthquake, Sino Group immediately echoed and supported the "Public Vow" campaign, an event initiated by the entertainment industry. Nearly 10,000 enthusiastic participants jammed into Olympian City and Tuen Mun Town Plaza and vowed to support long-term rehabilitation programmes in Sichuan

(1) Sales Activities *(Continued)*

During the financial year ended 30th June, 2008, the Group completed three new residential projects, the final phase of One HoneyLake in Shenzhen and one phase of the Chengdu International Community in Chengdu. Details of the completed projects are presented in the table below with a total attributable gross floor area of over 1 million square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Chengdu International Community Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC	Residential	20%	540,258
2.	Greenfields Chuangye Road, Guangzhou Economic & Technology Development District, Guangzhou Lot No. SZ-8-2, PRC	Residential/ Retail/ Carparks	100%	314,655
3.	One HoneyLake Xiangmei Road, Futian District, Shenzhen, PRC	Residential	50%	99,260
4.	One Madison 305 Castle Peak Road, Kowloon, Hong Kong	Residential/ Retail	100%	64,791
5.	One New York 468 Castle Peak Road, Kowloon, Hong Kong	Residential/ Retail	100%	58,590
				1,077,554



Sino Group's "Life teaches me..." Online Writing Competition, held from October 2007 to July 2008, received an overwhelming response with more than 4,000 students submitting articles and taking part in the writing seminars throughout the previous school year.


Boat Championships
Sino Group

Sino Group Dragon Boat Elite Team clinched the Men's B Division competition championship in the 2008 Stanley International Dragon Boat Race demonstrating staff's strong team spirit across the group.

BUSINESS REVIEW
(Continued)

(2) Land Bank

As at 30th June, 2008, the Group has a land bank of approximately 44.8 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 69% is residential; 20% commercial; 5% industrial; 3% car parks and 3% hotels. In terms of breakdown of the land bank by status, 34.0 million square feet consist of properties under development, 9.9 million square feet of properties for investment/own use and 0.9 million square feet of properties held for sale. The Group will continue to selectively replenish its land bank, both in Hong Kong and in Mainland China, to optimise its earnings potential.

During the financial year 2007/2008, the Group acquired 7 plots of land for residential and commercial developments. Details of the acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	TPTL 186 (Site B) Pak Shek Kok, Tai Po, New Territories, Hong Kong	Residential	35%	250,072
2.	Aberdeen Inland Lot No. 451, Aberdeen, Hong Kong	Residential	35%	225,220
3.	KIL 11192 Beech Street/Ivy Street, West Kowloon, Hong Kong	Residential/ Retail	Joint Venture	225,527
4.	Lot No. 245 in Demarcation District No. 331, Cheung Sha, Lantau Island, Hong Kong	Residential	100%	71,417
5.	KIL 11181 Baker Court, Hung Hom, Kowloon, Hong Kong	Residential/ Retail	Joint Venture	26,824

BUSINESS REVIEW
(Continued)

(2) Land Bank *(Continued)*

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
6.	Chengdu Project West of Cheng Kun Railway, East of Sha He, South of Cheng Luo Road, North of Ying Hui Road, Cheng Hua District, Chengdu, PRC	Residential/ Commercial/ Hotel	100%	13,109,864
7.	Chongqing Project No. 1, Zhong Xing Duan, Qiao Bei Cun, Hua Xin Street, Jiang Bei District, Chongqing, PRC	Residential/ Commercial/ Hotel	50%	5,382,000
				19,290,924


信和集團
Sino Group

The Sino Group corporate team won two honours in the Community Chest Sports Corporate Challenge 2008, the Super Team Category Championship and Second Runner-up in the Corporate Team Category.

(3) Property Development

The Group expects to complete a total of 9 projects with an attributable gross floor area of approximately 5.1 million square feet in the coming financial year ending 30th June, 2009. Of the total gross floor area expected to be completed, approximately 4.5 million square feet are located in Hong Kong and the remaining are in Xiamen and Fuzhou, PRC. Details of the projects are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Project in Wu Kai Sha (Ma On Shan) STTL 530, MTR Wu Kai Sha Station, New Territories, Hong Kong	Residential/ Retail	Joint Venture	1,858,405
2.	The Palazzo STTL 470, Fo Tan, Shatin, New Territories, Hong Kong	Residential/ Retail	Joint Venture	1,322,883



Sino Group and Hong Kong Organic Farm co-organised the whole-academic-year education programme "A Day at Organic Farm" from October 2007 to July 2008, inviting 10,000 primary and secondary school students all over Hong Kong to swap their classroom for nature to raise environmental awareness and promote healthy lifestyles by giving them a hands-on experience of organic farming.

BUSINESS REVIEW *(Continued)*

(3) Property Development *(Continued)*

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
3.	Exchange Tower 33 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong	Commercial	100%	609,027
4.	TWTL 394 Yeung Uk Road, Tsuen Wan, New Territories, Hong Kong	Residential/ Retail	Joint Venture	477,958
5.	NKIL 6425 Fuk Wing Street and Fuk Wa Street, Kowloon, Hong Kong	Residential/ Retail	Joint Venture	134,043
6.	Two Five Six 256 Hennessy Road, Wan Chai, Hong Kong	Commercial	100%	71,862
7.	Lot No. 2596 in DD92 Kwu Tung, Sheung Shui, New Territories, Hong Kong	Residential	100%	23,638
8.	Park Place East of Jia He Lu & South of Lian Hua Bei Lu, Xiamen Lot No. 89-C4, PRC	Residential/ Retail	100%	131,007
9.	Sino International Plaza Fuzhou, PRC	Commercial	100%	499,158
				5,127,981

BUSINESS REVIEW *(Continued)*

(4) Rental Activities

The Group's rental portfolio continue to perform well in the financial year ended 30th June, 2008. The gross rental revenue, including the attributable share of its associates, increased by 19.1% to HK$1,915.2 million compared with HK$1,607.3 million in the previous financial year.

The gross rental revenue sustained substantial increase during the year under review. The overall increase in rental revenue was a broad-based rental increase for lease renewals and the high occupancy maintained across all sectors are indeed encouraging. Newly added rental properties also contributed well including Citywalk in Tsuen Wan, as well as the acquisition of the remaining interests in the development companies of Olympian City 1 and 2 shopping malls.

The Group has also rolled out a series of asset enhancement programmes on a continuing basis with specific focus on design upgrades, effective marketing and promotional events, improvement in quality of service and right tenant mix. Refurbishing and adding new facilities have made the Group's rental properties more attractive and these include Tuen Mun Town Plaza, China Hong Kong City and Shatin Galleria. Property redevelopment and use conversion on a continuing basis will enhance the value of the rental properties.

During the financial year 2007/2008, the Group has also improved the tenant mix of One Fullerton where a number of award-winning and renowned food and beverage outlets recently opened. The building of One Fullerton, which is located across from The Fullerton Hotel Singapore, was renovated with enhanced waterfront landscape and promenade. The move paves the way to establishing an integrated commercial development named The Fullerton Heritage at the heart of Singapore's central business district and Marina Bay. This development consists of The Fullerton Hotel Singapore, One Fullerton, The Fullerton Waterboat House, a 100-room luxurious boutique hotel named The Fullerton Bay Hotel, The Customs House and the Clifford Pier. The integrated development will offer a world-class waterfront entertainment and dining destination for tourists and locals.

This year, the Group organised a series of events in flagship shopping malls including Olympian City 2 and Tuen Mun Town Plaza to celebrate the Beijing 2008 Olympic Games. The 'Hong Kong Welcomes the Torch' events on 2nd May, 2008 took place in both shopping malls and was well attended by the Chief Executive of the HKSAR, and by many celebrities and thousands of supporters. They all rejoiced and shared the Olympic spirit which was very much alive not only in the shopping malls but also throughout Hong Kong. This event was the first of a series of events which took place subsequently to celebrate the Beijing 2008 Olympic Games.

BUSINESS REVIEW *(Continued)*

(4) Rental Activities *(Continued)*

As at 30th June, 2008, the Group has approximately 9.9 million square feet of attributable gross floor area of properties for investment/own use, compared to 9.6 million square feet over the previous financial year. Of this portfolio, commercial developments (retail and office) account for 60%, industrial developments 16%, car parks 15%, hotels 6%, and residential 3%. The Group expects to complete a total of approximately 3.0 million square feet of attributable gross floor area of investment properties in the next few years which will further increase its recurrent income base.

(5) Hotels

The Fullerton Hotel Singapore

The tourism industry in Singapore has experienced four consecutive calendar years of record growth since 2004. Visitor arrivals in Singapore grew by approximately 4.3% to 10.4 million in the 12-month period from July 2007 to June 2008, up from 9.9 million in the 12-month period from July 2006 to June 2007. The average length of stay has also increased to 3.89 days from 3.53 days over the same periods of comparison. Given that a good increase in business travel resulted from growing economic activity and business conferences, The Fullerton Hotel Singapore recorded favourable growth in average room rate whilst maintaining high occupancy level during the financial year 2007/2008.

Singapore's tourism and hospitality industries are set for further growth in the medium to long term due to more and more tourism related infrastructure and upgraded developments. These include the new two-berth International Cruise Terminal at Marina South that will double its existing cruise ship capacity; the rejuvenation of Orchard Road and transformation of Marina Bay area into a world class city; and the revitalization of Singapore River into a 24-hour entertainment precinct. Major events such as the upcoming Formula 1 Grand Prix scheduled for 28th September, 2008 and the Youth Olympic Games in 2010 to be hosted in Singapore will also be positive for The Fullerton as it will enjoy high visibility and business.

The Fullerton places an emphasis on providing high quality products and services to the discerning guests. Management makes continuous efforts to strengthen the competitiveness of the hotel. During the financial year 2007/2008, the Group carried out renovations to upgrade its amenities and facilities. The business centre in the lobby was converted to high-end retail space with all five retail outlets already leased out. A new business centre was established on the first floor. The new Post Bar outlet in Terminal 3 of Changi Airport has been operating since opening in January 2008 and offering customers its quality food and beverages as well as a range of signature cocktails in a relaxing and comfortable environment round the clock.

BUSINESS REVIEW *(Continued)*

(5) Hotels *(Continued)*

The Fullerton Hotel Singapore (Continued)

The Fullerton has received a number of awards from respected organisations and magazines in recognition of its standards of service during the period from July 2007 to September 2008. These awards were as follows:

- 'The Top 100 Hotels' in the *World's Best Awards by Travel + Leisure (2007)*
- 'Reader's Choice Awards' by *Condé Nast Traveler (2007)*
- 'The World's Best Hotels 2007' by *Institutional Investor*
- Ranked the third in both 'Top Business Hotels' and 'Top Conference Hotels' in Best in Travel Poll 2007 by *SmartTravelAsia.com*
- 'Best Accommodation Experience – Deluxe Hotel' in the *Tourism Awards Singapore (2008)*
- Named one of the 'World's Best Hotels' in Asia in the T+L500 by *Travel + Leisure (2008)*
- Ranked the third in the 'Gold List – World's Best Places to Stay' by *Condé Nast Traveler (2008)* among the hotels in Singapore
- 'Singapore's Leading Hotel' by *World Travel Awards 2008*
- Ranked the third in 'Top Business Hotels' and the second in 'Top Conference Hotels' in Best in Travel Poll 2008 by *SmartTravelAsia.com*

In April this year, management was delighted to receive a compliment from Mr. Lim Neo Chian, Deputy Chairman and Chief Executive of Singapore Tourism Board, who stated in a forum that The Fullerton was one of the handpicked stars because of its emphasis on customer service. His statement has encouraged us to continue to go the extra mile to enhance our quality of service.

Conrad Hong Kong

Visitor arrivals in Hong Kong remained strong increasing to 29.3 million for the 12-month period between 1st July, 2007 and 30th June, 2008, from 26.0 million for the previous 12-month period. While visitors from Mainland China continued to be the main contributor to the growth of the tourism industry in Hong Kong, visitors from other areas such as Europe, UK, Australia and South Korea were on the rise.

BUSINESS REVIEW *(Continued)*

(5) Hotels *(Continued)*

Conrad Hong Kong (Continued)

The HKSAR Government's efforts to continuously promote Hong Kong tourism industry by introducing various type of thematic travel attractions such as the 2008 Hong Kong Summer Temptations, "Visa 'Million Dollar' Lucky Draw", and 'weekend family travel' for people living in Guangdong province are contributing factors to making Hong Kong a vibrant and interesting city for visitors. Establishing Hong Kong as a MICE (Meeting, Incentive, Convention, Exhibition) destination is conducive to increasing business travel. The award of Best MICE City given to Hong Kong by CEI Asia Pacific Magazine in January 2008 indicates that Hong Kong's conference support and quality of services have gained overseas recognition.

During the financial year 2007/2008, Conrad Hong Kong performed well, recording good growth in occupancy rate, room sales and average room rate compared with the previous financial year 2006/2007. Following the completion of the renovation of all its guest rooms, Nicholini's restaurant and Pacific Bar, Conrad Hong Kong has scheduled to renovate the remaining restaurants and shop. The asset enhancement programme shall continue and ensure that the hotel offers customers enjoyable and comfortable stays with the hotel.

In recognition of the quality of service of Conrad Hong Kong, it has received the following awards from respected organisations and magazines during the period from July 2007 to September 2008:

- 'The World's Best Hotels 2007' by *Institutional Investor*
- 'China's Top Hotels 2007' by *Travel + Leisure China*
- 'Gold List – World's Best Places to Stay' by *Condé Nast Traveler (2008)*
- ALB Editor's Choice 2008 for the 'Best Business Hotels in Hong Kong' by *Asian Legal Business (2008)*
- The three restaurants operated by the hotel namely Nicholini's, Brasserie on the Eighth and Golden Leaf have received the 'Hong Kong Tatler Best Restaurants' Award by *Hong Kong Tatler (2008)*
- 'Top 50 Hotels: Asia' in the World's Best Awards by *Travel + Leisure (2008)*
- One of the 'Top Business Hotels' in the Best in Travel Poll 2008 by *SmartTravelAsia.com*

BUSINESS REVIEW
(Continued)

(6) Mainland Business

The global economy has been undergoing a period of adjustment since the end of 2007. In particular, sub-prime issues in the United States and inflationary pressure have caused a slowdown in the economic growth of the major economies. China, as one of the major trading partners of the United States and other major economies, has inevitably been affected. Coupled with Mainland China's own internal policy measures, there have been corrections in the property market. As a result, the Group has not acquired any sites for property development since August 2007.

However, the Group is positive about the economic prospects of Mainland China. The economic growth of China will continue despite some short-term adjustments. Given the Central Government's recent stance to implement measures to boost economic growth as their top policy agenda, this is positive to the development of property market on the Mainland over the medium to long term. The Group's commitment to building quality properties and providing after-sales professional property management services have been the key factors in achieving customer satisfaction and we are committed to doing the same for projects in Mainland China.

As at 30th June, 2008, the Group has a total of 27.4 million square feet of land bank in China, of which 26.8 million square feet are development land bank and the remaining are completed properties for investment and for sale purposes.

Management would like to take this opportunity to express our heartfelt sympathy to those who suffered profound loss in the Sichuan earthquakes. The Group's projects in Cheng Hua District of Chengdu and Jiang Bei District of Chongqing were not affected by the earthquakes and no damage has been reported as the sites were bare land at that time. The Central Government's programme to rebuild the affected areas will induce more investment demand nationwide associated with reconstruction and redevelopment activities.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2007.

FINANCE

As at 30th June, 2008, the Group's gearing was 20.9%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The decrease in gearing compared with that as at 30th June, 2007 was mainly due to the receipt of the sales proceeds from the sales of residential units in Vision City, One SilverSea, houses in St. Andrews Place and receipts from sales of The Palazzo as well as a share placement of 220 million new ordinary shares at HK$19.57 per share on 24th September, 2007. Of the total borrowings, 25.9% was repayable within one year, 38.5% repayable between one and two years and 35.6% repayable between two and five years. The Group's borrowings are subject to floating interest rates. The Group, including the attributable share of its associates, had cash resources of approximately HK$13,742.2 million, comprising cash on hand of approximately HK$4,719.8 million together with committed undrawn facilities of approximately HK$9,022.4 million. All the cash on hand is in the form of deposits in banks of high credit ratings. Total assets and shareholders' funds of the Group were HK$86.2 billion and HK$58.7 billion respectively.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2008. Foreign exchange exposure has been prudently kept at a minimal level.

CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established an Audit Committee, a Compliance Committee and a Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communication with investors and shareholders through various channels such as non-deal roadshows, investor conferences, results briefings, site visits and corporate website to disseminate information about the Group's latest developments.

CUSTOMER SERVICE

The Group reaffirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that attractive design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Delivering high-quality customer service has long been one of the Group's key business objectives. During the financial year ended 30th June, 2008, the Group's Sino Property Services received a number of awards from the HKSAR Government and other respected organisations in recognition of its quality of service, management capability, contributions to the community and charitable services, and the promotion of environmental protection. The Group will continue to make improvements in its quality of service so as to ensure customer satisfaction and brand enhancement.

CORPORATE CITIZENSHIP

To further the Group's commitment to good corporate citizenship, our Community Care Committee (the "Committee") works closely with different charitable and voluntary organisations to arrange various community services for the needy.

On the environmental protection side, the Group has collaborated on projects with a number of international organisations from promoting environmental protection to co-organising activities to inspire public interest in protecting natural resources and encourage the concept of green living.

It is also the Group's belief that supporting local arts and cultural activities is important to foster creativity, reinforce public awareness and encourage Hong Kong people's artistic appreciation. The Committee will continue to roll out activities for staff participation as well as to serve the community in the years to come.

PROSPECTS

The financial year 2007/2008 was indeed a challenging year. The impact of the price inflation of commodities has spread out to a range of industries. The consolidation of the US economy triggered by sub-prime issues, the housing market, a tightening of credit in financial markets and the problems in mortgage backed securities have affected the world economic growth in general. However, government authorities have responded in a timely manner with appropriate and decisive fiscal and monetary stimulus and other measures to foster confidence and to promote a return of the economy to a sustained path.

Although there has been volatility in equity markets, continuous economic growth in Mainland China, infrastructure developments both within Hong Kong and in Pearl River Delta Region as well as Hong Kong's own economic fundamentals continued to drive the economic growth of Hong Kong. On the other hand, the challenging global economic climate has recently caused consolidation in residential property prices this year but such consolidation is considered a short-term adjustment within a long-term growth cycle. A short term adjustment in the residential property market will bring in a healthy and sustainable growth in the medium to long run.

Notwithstanding the present global economic environment, the underlying macro economic environment in Hong Kong remains fundamentally sound with economic growth at a reasonably favourable level, the unemployment rate staying low and vibrant trade flows between Hong Kong and Mainland China. Furthermore, the negative real interest rate environment, a broad-based increase in payrolls partly balancing out inflation, mortgage rates at comparatively low levels, improvement in home purchase affordability are all positive indicators for the property market to grow in Hong Kong.

PROSPECTS *(Continued)*

The budget of the HKSAR Government for the fiscal year 2008/09 proposing a series of incentives focusing on the reduction of certain tax rates is conducive to alleviating the burden of tax-payers. Investment in infrastructure developments including the new railway links of the West Island Line, the South Island Line and confirmation of the Shatin to Central Link as well as the upgrading programme for the Hong Kong International Airport are positives for the Hong Kong economy and property market. Further, the proposed Hong Kong-Zhuhai-Macau Bridge will further enhance economic links among these cities and to other Mainland cities which will certainly benefit Hong Kong's economy. As the majority of the Group's assets are in Hong Kong, the Group is well positioned to gain from positive economic and property market factors.

China, Asia's second largest economy, has shown signs of stabilising with inflation gradually contained as government measures have taken effect. Central Government has also indicated that the national economy under macroeconomic control measures is continuing to develop in their expected direction. There have been signs that maintaining economic growth is on top of the Central Government's economic policy agenda. Prospects for the China's economy are good over the medium to long term.

The Group continues to be prudently positioned to benefit from opportunities that will arise in the future and will strive to optimise earnings, improve the quality of its properties and services, and enhance customers' lifestyles. The Group will maintain a policy of selectively and continuously replenishing its land bank both in Hong Kong and China, which will enable it to strengthen earnings and profitability, and continue to deliver shareholder value. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

I would like to welcome Mr. Ringo Chan Wing Kwong and Mr. Sunny Yeung Kwong who joined the Board as Executive Directors with effect from 1st January, 2008 and 1st July, 2008 respectively.

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 17th September, 2008

BIOGRAPHICAL DETAILS OF DIRECTORS & SENIOR MANAGEMENT

(I) EXECUTIVE DIRECTORS

Mr. Robert Ng Chee Siong, aged 56, an Executive Director since 1981 and Chairman of the Group since 1991, was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 32 years and is also the director of a number of subsidiaries and associated companies of the Company. Mr. Ng is the Chairman of Tsim Sha Tsui Properties Limited ("TST Properties"), the holding company of the Company, and the Chairman of Sino Hotels (Holdings) Limited ("Sino Hotels"). In addition, he is an Independent Non-executive Director of The Hongkong and Shanghai Hotels, Limited and a Member of the 11th National Committee of the Chinese People's Political Consultative Conference. Mr. Ng is the father of Mr. Daryl Ng Win Kong, an Executive Director of the Company.

Mr. Raymond Tong Kwok Tung, aged 66, an Executive Director of the Company and TST Properties since 1997 and director of a number of subsidiaries and associated companies of the Company. He was a solicitor in private practice in Hong Kong for 30 years and was previously the senior partner of a leading solicitor firm in Hong Kong. He was also admitted as a solicitor in United Kingdom, Singapore and Australia. He is a China Appointed Attesting Officer and also a Notary Public in Hong Kong. He joined the Company in 1997 and had been in charge of Property Management Department (now known as "Sino Property Services") (consisting of property management, cleaning, security and carpark services) and hotel division. He is in charge of the Legal and Company Secretarial Departments, Internal Audit and Corporate Compliance of the Group, and the Group's property development and investment in the PRC.

Mr. Yu Wai Wai, aged 48, an Executive Director of the Company since January 2003, is a member of the Hong Kong Institute of Architect, a Registered Architect and an Authorized Person (Architect). He has extensive experience in design, project management, quality management, construction site management and cost management. Mr. Yu joined the Company in 1992 and is in charge of the Development Division. He is also the director of a number of subsidiaries and associated companies of the Company.

(I) EXECUTIVE DIRECTORS *(Continued)*

Mr. Thomas Tang Wing Yung, aged 53, is an Executive Director of the Company since April 2005. He first joined the Company, TST Properties and Sino Hotels as Chief Financial Officer in November 2003. Mr. Tang obtained his Bachelor of Science Degree in Modern Mathematics from Surrey University, United Kingdom. He has been an Associate Member of The Institute of Chartered Accountants in England and Wales since 1981. He is also a Fellow Member of The Hong Kong Institute of Certified Public Accountants (Practising) and has over 31 years of experience in accounting and finance.

Prior to joining the Sino Group, Mr. Tang was Managing Director of an investment and financial advisory services firm that is a member of an international group, overseeing operations in the Asia-Pacific region. He has also served as a Director and Executive Committee member of a publicly-listed company in Hong Kong, where he participated in formulating the company's investment policy as well as reviewing and approving the company's investments and divestments, trading and retail distribution in the Mainland China and in Hong Kong.

Mr. Tang is also a director of a number of subsidiaries of the Company and Sino Hotels.

Mr. Daryl Ng Win Kong, aged 30, an Executive Director of the Company since April 2005, holds a Bachelor of Arts Degree from Columbia University in New York. Mr. Ng first joined the Company as Executive (Development) in 2003. He is a director of a number of subsidiaries and associated companies of the Company and is an Executive Director of TST Properties and Sino Hotels. He is also an Independent Non-executive Director of Blue Cross (Asia-Pacific) Insurance Limited and BEA Life Limited and a Director of Hong Kong Design Centre. He is a Member of the Infrastructure Development Advisory Committee of the Hong Kong Trade Development Council, a General Committee Member of The Chamber of Hong Kong Listed Companies, a Member of the International Advisory Council of Columbia University in the City of New York, a member of the Tenth Sichuan Committee of Chinese People's Political Consultative Conference and a committee member of the Tenth All-China Youth Federation. He is the eldest son of the Chairman Mr. Robert Ng Chee Siong.

Mr. Ringo Chan Wing Kwong, aged 48, an Executive Director of the Company since January 2008. He first joined the Company in 1988 and has been an associate director (Group Treasury) of the Company since 2005. He is also an alternate director to Mr. Raymond Tong Kwok Tung in certain subsidiaries of the Company. Mr. Chan holds a Master Degree of Business Administration and is a fellow member of the Association of Chartered Certified Accountants and an associated member of The Hong Kong Institute of Certified Public Accountants (Practising). Mr. Chan has over 24 years of experience in accounting and finance.

(I) EXECUTIVE DIRECTORS *(Continued)*

Mr. Sunny Yeung Kwong, aged 53, an Executive Director of the Company since July 2008. He first joined the Company in 2005 and has been an Associate Director of the Company since 2006. Mr. Yeung holds degrees in both Law and Architecture, is a Registered Architect, a non-practising Barrister, and a Fellow of the Chartered Institute of Arbitrators. Mr. Yeung is currently in charge of Sino Property Services ("SPS"), the property management arm of the Sino Group with a 6,500 headcount. SPS provides comprehensive property management services and is composed of 4 key business units, Sino Estates Management Limited, Sino Security Services Limited, Sino Parking Services Limited and Best Result Cleaning Services Limited.

(II) NON-EXECUTIVE DIRECTOR

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP, aged 69, has been a Director of the Company since 1981 and was re-designated from an Independent Non-executive Director to a Non-executive Director in July 2005. The Honourable Ronald Arculli through Arculli and Associates (July – December 2005) and since 1st January, 2006 through Ronald Arculli and Associates provide consultancy services to the Company. He is also a Non-executive Director of TST Properties and Sino Hotels. The Honourable Ronald Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited and was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. He is a practising solicitor and has served on the Legislative Council from 1988 to 2000. He is currently a non-official member of the Executive Council of The Hong Kong Special Administrative Region Government, the Chairman of Committee on the Review of Post-service Outside Work for Directorate Civil Servants, an Honorary Advisor of the Social Ventures Hong Kong Limited and a board member of The Hong Kong Mortgage Corporation Limited. He has a distinguished record of public service on numerous government committees and advisory bodies. The Honourable Ronald Arculli is an Independent Non-executive Director of Hang Lung Properties Limited and SCMP Group Limited, and a Non-executive Director of Hongkong Electric Holdings Ltd., Hutchison Harbour Ring Limited and HKR International Limited.

(III) INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Allan Zeman, GBS, JP, aged 60, an Independent Non-executive Director of the Company since September 2004, is the holder of Honorary Doctor of Laws Degree from The University of Western Ontario, Canada. He is also an Independent Non-executive Director of TST Properties. After spending more than 38 years in Hong Kong, Dr. Zeman has established many business interests in Hong Kong and overseas, ranging from property development, entertainment to public relations, in addition to having an interest in Li & Fung Limited, a listed company in Hong Kong. Dr. Zeman is the Chairman of Ocean Park, a major theme park in Hong Kong, and also the Chairman of Lan Kwai Fong Holdings Limited, the major ultimate property owner and developer in Lan Kwai Fong, one of Hong Kong's most popular tourist destinations. Dr. Zeman is a member of the Tourism Strategy Group for the Hong Kong Tourism Commission, the Business Facilitation Advisory Committee, the Commission on Strategic Development to serve on Economic Development and Economic Cooperation with Mainland. Dr. Zeman serves as a board member on a number of public bodies in Hong Kong, including the Hong Kong Arts Festival, the Hong Kong Community Chest and the Urban Renewal Authority. Dr. Zeman is a Director of The "Star" Ferry Company, Limited and an Independent Non-executive Director of Pacific Century Premium Developments Limited and The Link Management Limited. Dr. Zeman is also a Director of Wynn Resorts, Limited, a listed company in USA.

(III) INDEPENDENT NON-EXECUTIVE DIRECTORS *(Continued)*

Mr. Adrian David Li Man-kiu, aged 35, an Independent Non-executive Director since April 2005, is the General Manager and Head of Corporate Banking Division of The Bank of East Asia, Limited since 2000. He is also an Independent Non-executive Director of TST Properties and Sino Hotels. He is a member of the Ninth and Tenth Guangdong Provincial Committee and was formerly a member of the Ninth and Tenth Guangzhou Committee of the Chinese People's Political Consultative Conference, P.R.C.. He is also a committee member of the Ninth and Tenth All-China Youth Federation and the Deputy Chairman of the Ninth Beijing Municipality Youth Federation. In addition, he is the Council Member of the Vocational Training Council, a member of the Advisory Board and Chairman of the Investment Committee of the Hong Kong Export Credit Insurance Corporation and a member of the Mandatory Provident Fund Industry Schemes Committee of the Mandatory Provident Fund Schemes Authority. He also sits on the Board of Ocean Park Corporation and is an Independent Non-executive Director of China State Construction International Holdings Limited. Further, he is an Alternative Independent Non-executive Director of San Miguel Brewery Hong Kong Limited and AFFIN Holdings Berhad, the latter is listed on the main board of the Malaysia Stock Exchange. Mr. Li holds a Master Degree in management from Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois, US, a Master Degree of Arts and a Bachelor Degree of Arts in Law from the University of Cambridge. He is a member of The Law Society of England and Wales and The Law Society of Hong Kong.

Dr. Fu Yuning, aged 51, an Independent Non-executive Director since June 2005, graduated from Dalian Institute of Technology in the PRC with a Bachelor Degree in Port and Waterway Engineering. He obtained a Doctorate Degree in Offshore Engineering from Brunel University, United Kingdom, where he worked as a Post-Doctorate research fellow. Dr. Fu has been a Director and the President of China Merchants Group Limited since April 2000. He is also the Chairman and the Managing Director of China Merchants Holdings (International) Company Limited, a company listed on The Stock Exchange of Hong Kong Limited. He is the Chairman of China International Marine Containers (Group) Limited, a company listed on the Shenzhen Stock Exchange, and a Director of China Merchants Bank Co., Ltd., a company listed on the Shanghai Stock Exchange. Dr. Fu is also an Independent Non-executive Director of Integrated Distribution Services Group Limited, a company listed on The Stock Exchange of Hong Kong Limited. Dr. Fu also holds directorships in several social associations and is an Executive Director of the Hong Kong General Chamber of Commerce and a Member of Hong Kong Port Development Council.

(IV) SENIOR MANAGEMENT

Various businesses and functions of the Company are respectively under the direct responsibilities of the Executive Directors who are regarded as senior management of the Company.

CORPORATE GOVERNANCE

The Board of Directors (the "Board") is committed to providing effective management and sound control of the Company for maximizing the shareholders' value. The corporate governance principles of the Company emphasize the attainment and maintenance of a high standard of corporate governance practices and procedures, a quality Board, sound internal controls and high transparency and accountability to the shareholders. The Company has adopted its own Code on Corporate Governance Practices and has complied with all code provisions as set out in Appendix 14 to the Listing Rules (the "Code") except that there was no separation of the roles of the chairman and the chief executive officer. The corporate governance practices of the Company in compliance with the Code during the financial year ended 30th June, 2008 with explanation of the abovementioned deviation are set out below in this report.

CORPORATE GOVERNANCE PRACTICES

DIRECTORS

Corporate Governance Principle

The Board is charged with providing overall leadership and control for the Group in an effective and responsible manner with a view to maximizing the financial performance of the Company and the shareholders' value. The Board makes decisions on business strategies and corporate governance practices, sets the Group's objectives, value and standards and oversees and monitors the management performance within the control and delegation framework of the Company. These include the Company's financial statements, dividend policy, any significant changes in accounting policy, adoption of corporate governance practices and procedures and risk management strategies.

Board Composition

The current Board composes of seven Executive Directors including the Chairman of the Board, one Non-executive Director and three Independent Non-executive Directors.

The Board members are:

Executive Directors
Mr. Robert Ng Chee Siong *(Chairman)*
Mr. Raymond Tong Kwok Tung
Mr. Yu Wai Wai
Mr. Thomas Tang Wing Yung
Mr. Daryl Ng Win Kong
Mr. Ringo Chan Wing Kwong
Mr. Sunny Yeung Kwong

Non-executive Director
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP

Independent Non-executive Directors
Dr. Allan Zeman, GBS, JP
Mr. Adrian David Li Man-kiu
Dr. Fu Yuning

Biographical details of the Directors and their relationships, where applicable, are contained on pages 25 to 28 "Biographical Details of Directors & Senior Management".

CORPORATE GOVERNANCE PRACTICES *(Continued)*

DIRECTORS *(Continued)*

Division of Responsibilities

The Chairman of the Board provides leadership to the Board and undertakes both the roles of chairman and chief executive officer. The Executive Directors constituting the senior management of the Company are delegated with responsibilities in the day-to-day management of the Company and make operational and business decisions within the control and delegation framework of the Company.

The Board is of the view that the current management structure has been effective in facilitating the Company's operation and business development and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operations of each business unit are overseen and monitored by designated responsible Executive Directors. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the three Independent Non-executive Directors have contributed valuable views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure it continues to meet these objectives and is in line with the industry practices.

Board Meetings

The Board holds at least four regular meetings a year which are scheduled at the beginning of the year and will meet more frequently as and when required. During the financial year ended 30th June, 2008, the Board had held four meetings and the attendance records of the Directors are set out on page 34.

Directors' Appointment, Re-election and Removal

All Non-executive Directors have entered into letters of appointment with the Company for a specific term of three years. All Directors are subject to retirement from office by rotation and re-election at the annual general meeting once every three years in accordance with the Company's articles of association.

The rotating Directors who are subject to retirement and re-election at the 2008 annual general meeting are set out on page 37.

The Company has not established a nomination committee. The Board is collectively responsible for appointing new Directors either to fill causal vacancies or as additional Board members.

The structure, size and composition of the Board will be reviewed from time to time to ensure that the Board has a balanced skill and expertise for providing effective leadership to the Company.

Confirmation of Independence

The independence of the Independent Non-executive Directors were assessed in accordance with the applicable Listing Rules. Each of the Independent Non-executive Directors has provided an annual written confirmation of their independence that they meet the guidelines for assessing independence as set out in Rule 3.13 of the Listing Rules. The Company considers all the Independent Non-executive Directors are independent.

CORPORATE GOVERNANCE PRACTICES *(Continued)*

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Emolument Policy

The Company's emolument policy is to ensure that the remuneration offered to employees including Executive Directors and senior management is based on the skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of Executive Directors are also determined by reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each Director. The emolument policy for Non-executive Directors is to ensure that the Non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in the Board Committees. Individual Director and senior management would not be involved in deciding their own remuneration.

Remuneration Committee

The Company established its Remuneration Committee on 23rd June, 2005 with written terms of reference. The Committee comprises three members with the Independent Non-executive Directors constituting the majority of the Committee. The Chairman of the Committee is the Executive Director, Mr. Daryl Ng Win Kong and two other members are the Independent Non-executive Directors, namely Dr. Allan Zeman, GBS, JP and Mr. Adrian David Li Man-kiu.

The Remuneration Committee is responsible for, inter alia, making recommendations to the Board on the Company's emolument policy and structure for Directors and senior management and on the establishment of a formal and transparent procedure for developing such policy and structure. In arriving at its recommendations, the Committee will consult with the Chairman and take into consideration factors including but not limited to salaries paid by comparable companies, employment conditions elsewhere in the Company and its subsidiaries and desirability of performance-based remuneration. The Committee would meet at least annually to make recommendations to the Board on the Group's emolument policy including the remuneration of Directors and senior management.

During the year, the Remuneration Committee has held one meeting, reviewed and endorsed the Company's existing emolument policy and reviewed the remuneration of Directors. No Director was involved in deciding his own remuneration at the meeting of the Committee. The attendance records of individual Committee members are set out on page 34.

The written terms of reference of the Remuneration Committee are available at the Company's website www.sino.com.

Details of the Directors' emoluments for the year are set out in note 13 to the consolidated financial statements.

CORPORATE GOVERNANCE PRACTICES *(Continued)*

ACCOUNTABILITY AND AUDIT

Directors' Responsibilities for the Financial Statements

The Board is responsible for the preparation of the financial statements which should give a true and fair view of the state of affairs of the Group and of the results and cash flows for such reporting period. In preparing the financial statements, the Board has adopted generally accepted accounting standards in Hong Kong and suitable accounting policies and applied them consistently, made judgments and estimates that are prudent, fair and reasonable and prepared the financial statements on a going concern basis. The Board is responsible for ensuring that the Group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

The auditor is responsible for auditing and reporting his opinion on the financial statements of the Group and the independent auditor's report for the financial year ended 30th June, 2008 is set out on pages 99 to 100.

Internal Controls and Risk Management

The Board has the responsibility to ensure that the Company maintains sound and effective internal controls to safeguard the interest of the Company and its shareholders.

Based on a guidance (namely, Internal Control and Risk Management – A Basic Framework) issued by the Hong Kong Institute of Certified Public Accountants in June 2005, the Company has enhanced its internal control function by integrating thereto a comprehensive risk management framework which aims to provide reasonable assurance against material errors, losses or fraud. The concepts and practical procedures of the framework are spelled out in the Company's Guideline on Risk Management for the reference of all major business operations and departments to encourage a risk aware and control conscious environment throughout the Group.

Under the Group's internal control and risk management framework, twice a year each major operation unit or department identifies major risks, assesses and evaluates the risks according to their likely impact and the likelihood of occurrence and develops effective control activities to mitigate the risks. The results of such risks assessment, evaluation and mitigation of each operation unit or department are summarized in a standard and consistent manner for the Internal Audit Department's review. Depending on the nature and exposure of the risks of individual operation units or departments, the Internal Audit Department may perform further operational and financial reviews, make recurring and impromptu site investigations on selected risk areas to ensure the effectiveness of the control activities developed by the relevant operation units or departments. The findings by the Internal Audit Department on the weaknesses of control activities are communicated with the operation units or departments concerned. Relevant control activities will be enhanced and post-audit review may be conducted, where appropriate. The Internal Audit Department will summarize the results which will be reported to the Audit Committee, whom will then report to the Board.

During the year, the Board has reviewed the Company's systems of internal controls and risk management and was satisfied that the systems are effective and adequate for their purposes.

CORPORATE GOVERNANCE PRACTICES *(Continued)*

ACCOUNTABILITY AND AUDIT *(Continued)*

Audit Committee

The Company set up its Audit Committee on 23rd September, 1998. The Committee reports to the Board and has held regular meetings since its establishment to review and make recommendations to improve the Group's financial reporting process and internal controls. The Committee comprises Mr. Adrian David Li Man-kiu (Committee Chairman), Dr. Allan Zeman, GBS, JP and Dr. Fu Yuning, all of whom are Independent Non-executive Directors. During the year, the Committee had held four meetings to review the 2007 annual report and accounts, the 2007/2008 interim report and accounts, the internal audit reports on the internal controls and risk management matters and the Compliance Committee reports on the Listing Rules compliance matters of the Company and reported all such relevant matters to the Board.

The Audit Committee has reviewed the accounting policies and practices adopted by the Company and the annual report for the financial year ended 30th June, 2008. The attendance records of individual Committee member are set out on page 34.

The written terms of reference of the Audit Committee are available at the Company's website www.sino.com.

Compliance Committee

The Company set up its Compliance Committee on 30th August, 2004 with written terms of reference to enhance the corporate governance of the Group. The Committee has dual reporting lines. A principal reporting line is to the Board through the Director of Legal, Compliance and Company Secretary, who chairs the Committee. A secondary reporting line is to the Audit Committee. The existing Committee comprises the Director of Legal, Compliance and Company Secretary (Committee Chairman), the other Executive Directors, the two Heads of Legal and Company Secretarial Departments, Group General Manager (Hotel), the Chief Financial Officer, Head of Internal Audit Department, department heads and the Compliance Officer. The Committee holds bi-monthly regular meetings to review and make recommendations to the Board and the Audit Committee on the Group's corporate governance issues and Listing Rules compliance matters.

Codes on Dealing in the Company's Securities

The Company has adopted its code for dealing in the Company's securities by Directors (the "Company Code") on terms no less exacting than the required standard set out in the Model Code of the Listing Rules. The Company has made specific enquiries of all Directors who confirmed compliance with the required standard set out in the Company Code during the year ended 30th June, 2008.

The Company has also adopted a code for dealing in the Company's securities by relevant employees, who are likely to be in possession of unpublished price-sensitive information in relation to the securities of the Company, on no less exacting terms than the Model Code.

CORPORATE GOVERNANCE PRACTICES *(Continued)*

ACCOUNTABILITY AND AUDIT *(Continued)*

Auditors' Remuneration

The fees in respect of audit and non-audit services provided to the Company and its subsidiaries by the auditors for the year ended 30th June, 2008 amounted to HK$3,623,493 and HK$609,500 respectively. The non-audit services mainly consist of taxation, review and other reporting services.

COMMUNICATION WITH SHAREHOLDERS

Timely Performance Information

The Board is committed to providing clear performance information of the Company to the investors through timely publication of interim and annual results and reports. Copies of the annual reports and interim reports of the Company are distributed to its shareholders in accordance with statutory and regulatory requirements and also to interested parties recorded in the Company's mailing lists. The publications of the Company, including financial reports, circulars and announcements, are also available for download from the Company's corporate website. The corporate website is another channel through which the Company provides up-to-date key information of the Group to its shareholders.

Annual General Meeting

The Board strives to maintain an on-going dialogue with the shareholders of the Company and use annual general meeting as one of the principal channels for communicating with the shareholders. At the annual general meeting, each substantially separate issue will be considered by a separate resolution, including the election of individual directors. The Chairmen of the Board and the respective Board Committees usually attend annual general meetings to inter-face with and answer questions from the shareholders. The procedures for voting by poll at the annual general meeting are contained in the circular to the shareholders which is dispatched together with the annual report.

Directors' Attendance Records
for meetings held during the financial year ended 30th June, 2008

	Number of meetings attended/held		
Name of Directors	**Board**	**Audit Committee**	**Remuneration Committee**
Mr. Robert Ng Chee Siong	4/4	–	–
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	3/4	–	–
Dr. Allan Zeman, GBS, JP	3/4	2/4	1/1
Mr. Adrian David Li Man-kiu	4/4	4/4	1/1
Dr. Fu Yuning	2/4	3/4	–
Mr. Raymond Tong Kwok Tung	1/4	–	–
Mr. Yu Wai Wai	4/4	–	–
Mr. Thomas Tang Wing Yung	3/4	–	–
Mr. Daryl Ng Win Kong	4/4	–	1/1
Mr. Ringo Chan Wing Kwong (appointed on 1st January, 2008)	2/2	–	–
Mr. Sunny Yeung Kwong (appointed on 1st July, 2008)	–	–	–

DIRECTORS' REPORT

The Directors present their annual report and the audited financial statements of the Company for the year ended 30th June, 2008.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in Note 45 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 101.

An interim dividend of HK10 cents per share amounting to HK$75,901,189 by way of cash dividends and HK$409,839,881 by way of scrip alternatives were paid to the shareholders during the year. The Directors now recommend the payment of a final dividend of HK30 cents per share to the shareholders on the Register of Members on 13th November, 2008, amounting to HK$1,462,985,631.

INVESTMENT PROPERTIES

During the year, the Group acquired investment properties/arising on acquisition of subsidiaries and disposed of investment properties of HK$4,977,789,201 and HK$3,885,213, respectively, and also transferred from properties under development of HK$120,607,866 to investment properties. The Group revalued all its investment properties at the year end date and the increase in fair value of the investment properties amounting to HK$3,909,016,692 has been credited directly to the consolidated income statement.

Details of these and other movements during the year in the investment properties of the Group are set out in Note 18 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group are set out in Note 20 to the consolidated financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 30th June, 2008 are set out on pages 182 to 198.

SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and associates at 30th June, 2008 are set out in Notes 45 and 46 to the consolidated financial statements, respectively.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in Note 32 to the consolidated financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased 19,490,000 ordinary shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") at an aggregate consideration of HK$367,101,721. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration
		HK$	*HK$*	*HK$*
July 2007	3,196,000	17.96	16.02	53,499,452
August 2007	2,140,000	16.98	14.02	34,887,195
September 2007	9,878,000	19.82	19.50	195,242,600
October 2007	1,658,000	20.35	19.16	32,699,805
January 2008	818,000	24.45	23.35	19,626,961
February 2008	308,000	22.00	21.30	6,695,016
April 2008	306,000	17.88	17.50	5,446,906
June 2008	1,186,000	16.70	15.48	19,003,786
	19,490,000			367,101,721

All of the shares repurchased were cancelled on delivery of the share certificates during the year. 1,244,000 ordinary shares repurchased in the last financial year ended 30th June, 2007 were cancelled during the financial year. The nominal value of HK$20,734,000 of all the shares cancelled during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$387,498,312 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the year.

DISTRIBUTABLE RESERVES OF THE COMPANY

The Company's reserves available for distribution to shareholders as at 30th June, 2008 were the retained profits of HK$14,497,355,632 (2007: HK$13,080,327,336).

TREASURY, GROUP BORROWINGS AND INTEREST CAPITALISED

The Group maintains a prudent approach in its treasury management with foreign exchange exposure being kept at a minimal level and interest rates on a floating rate bases. Bank borrowings repayable within one year are classified as current liabilities. Repayment analysis of bank borrowings as at 30th June, 2008 are set out in Note 31 to the consolidated financial statements.

Interest expenses capitalised by the Group during the year in respect of properties under development amounted to HK$274,659,368.

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

Mr. Robert Ng Chee Siong
Mr. Raymond Tong Kwok Tung
Mr. Yu Wai Wai
Mr. Thomas Tang Wing Yung
Mr. Daryl Ng Win Kong
Mr. Ringo Chan Wing Kwong (appointed on 1st January, 2008)
Mr. Sunny Yeung Kwong (appointed on 1st July, 2008)

Non-executive Director

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP

Independent Non-executive Directors

Dr. Allan Zeman, GBS, JP
Mr. Adrian David Li Man-kiu
Dr. Fu Yuning

In accordance with the provisions of the Company's Articles of Association, Mr. Adrian David Li Man-kiu, Dr. Fu Yuning, Mr. Daryl Ng Win Kong, Mr. Ringo Chan Wing Kwong and Mr. Sunny Yeung Kwong will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

DIRECTORS' INTERESTS

As at 30th June, 2008, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	2,850,962	Beneficial owner of 127,296 shares and spouse interest in 2,723,666 shares	0.05%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	72,971	Beneficial owner	≈0%
Mr. Ringo Chan Wing Kwong	–	–	–

DIRECTORS' INTERESTS *(Continued)*

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	556,913	Beneficial owner	0.03%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≈0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	–	–	–
Mr. Ringo Chan Wing Kwong	–	–	–

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	Number of Ordinary Shares	% of Issued Share Capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

DIRECTORS' INTERESTS *(Continued)*

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies *(Continued)*

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*

2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*

3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*

4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*

5. *The share(s) was(were) held by Osborne.*

6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*

7. *The share was held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*

8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*

9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

10. *The shares were held by Deansky Investments Limited.*

Save as disclosed above, as at 30th June, 2008, none of the Directors had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO or required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company, its holding company, any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Pursuant to paragraph 8.10 of the Listing Rules, the Company discloses that during the year, the following Directors held share interests and/or directorships in companies engaged in businesses which compete or likely to compete, either directly or indirectly, with the businesses of the Group:

Mr. Robert Ng Chee Siong and Mr. Daryl Ng Win Kong held share interests and directorships and Mr. Raymond Tong Kwok Tung and Mr. Thomas Tang Wing Yung held directorships in companies of Ng Family (including Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong and their respective associates) which engage in businesses of property investment, development and management and/or hotel operation.

The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP, is an Independent Non-executive Director of Hang Lung Properties Limited, Non-executive Director of HKR International Limited and Hutchison Harbour Ring Limited, which engage in businesses of property investment, development and management and/or hotel operation respectively.

As the Board of Directors of the Company is independent of the boards of the aforesaid companies and maintains three Independent Non-executive Directors, the Group operates its businesses independently of, and at arm's length from, the businesses of the aforesaid companies.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Apart from the transactions disclosed under the heading "Related Party Disclosures" as set out in Note 44 to the consolidated financial statements, there were no other contracts of significance in relation to the Group's business, to which the Company, its holding company, any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

SERVICE CONTRACTS

None of the Directors of the Company has a service contract with the Company or any of its subsidiaries not determinable by the employing company within one year without payment of compensation (except for statutory compensation).

CONNECTED TRANSACTIONS

(A) Existing Continuing Connected Transactions up to 30th June, 2008

The Company announced on 29th June, 2007 that it had entered into agreements on 28th June, 2007 ("Agreements" or individually "Agreement") relating to the following non-exempt continuing connected transactions between the Company or its subsidiaries and the Ng Family (including Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong and their respective associates) for the three financial years commencing from 1st July, 2007 and ending on 30th June, 2010 with annual caps fixed for each of the years. Particulars of the Agreements together with the total considerations for the year ended 30th June, 2008 are disclosed herein as required under the Listing Rules:

(a) Building Cleaning Services

Party A:	Best Result Cleaning Services Limited, a wholly-owned subsidiary of the Company
Party B:	Ng Family
Nature of transactions:	Provision of building cleaning services by the Group to properties owned or partly owned by the Ng Family
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin
Annual Cap:	HK$82 million
Total consideration for the year:	HK$44.70 million

CONNECTED TRANSACTIONS
(Continued)

(A) Existing Continuing Connected Transactions up to 30th June, 2008 *(Continued)*

(b) Car Park Management Services

Party A:	Sino Parking Services Limited, a company held as to 50% by the Company and 50% by the Ng Family
Party B:	The Group
Nature of transactions:	Provision of car park management services by the Ng Family to properties owned or partly owned by the Group
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to a rate of the total gross revenue generated from car parking operations in the properties managed by Sino Parking Services Limited pursuant to the Agreement
Annual Cap:	HK$20 million
Total consideration for the year:	HK$12.29 million

CONNECTED TRANSACTIONS *(Continued)*

(A) Existing Continuing Connected Transactions up to 30th June, 2008 *(Continued)*

(c) Estate Management and General Administrative Services

Party A:	Sino Estates Management Limited, a wholly-owned subsidiary of the Company
Party B:	Ng Family
Nature of transactions:	Provision of estate management, life style services, home maintenance services, courtesy services and general administrative services by the Group to properties owned or partly owned by the Ng Family
Terms:	A lump sum fee to be agreed between the parties which shall be a fixed sum or determined by reference to a rate of the management expenditure as shown in the annual budget of or actually incurred by the Ng Family in respect of the properties managed by Sino Estates Management Limited pursuant to the Agreement
Annual Cap:	HK$40 million
Total consideration for the year:	HK$21.68 million

(d) Security Guard Services

Party A:	Sino Security Services Limited, a wholly-owned subsidiary of the Company
Party B:	Ng Family
Nature of transactions:	Provision of security guard services by the Group to properties owned or partly owned by the Ng Family
Terms:	A lump sum fee to be agreed between the parties which shall be determined by reference to cost plus a profit margin
Annual Cap:	HK$80 million
Total consideration for the year:	HK$50.32 million

CONNECTED TRANSACTIONS *(Continued)*

(A) Existing Continuing Connected Transactions up to 30th June, 2008 *(Continued)*

(e) Lease of Premises

Party A:	The Group
Party B:	Ng Family
Nature of transactions:	Lease of premises by: (a) the Group of properties owned or partly owned by the Ng Family (b) the Ng Family of properties owned or partly owned by the Group
Terms:	A lump sum rent exclusive of rates and management fees to be agreed between the parties which shall be determined by reference to the prevailing market rent of the particular premises
Annual Cap:	HK$54 million, comprising: (a) lease of premises by the Group – HK$53 million; and (b) lease of premises by the Ng Family – HK$1 million
Total consideration for the year:	HK$46.67 million, comprising: (a) lease of premises by the Group – HK$46.05 million; and (b) lease of premises by the Ng Family – HK$0.62 million

CONNECTED TRANSACTIONS *(Continued)*

(A) Existing Continuing Connected Transactions up to 30th June, 2008 *(Continued)*

Basis of the abovementioned annual caps was by reference to the nature and value of these transactions for the three years ended 30th June, 2007, the existing scale and operations of the business, the anticipated development and growth of such businesses and changes of general economic conditions for the next three years, which management deemed reasonable.

The Ng Family is a connected person of the Company and therefore the above transactions constituted continuing connected transactions of the Company pursuant to the Listing Rules.

The Company is a leading property management services provider, which provides services including building cleaning services, car park management services, estate management services, security guard services and other services. The Directors considered that the above continuing connected transactions were consistent with the business and commercial objectives of the Company and further strengthened the footholds of the Company in the provision of property management services in Hong Kong.

During the year, the above continuing connected transactions were carried out within their respective annual caps and have been reviewed by the Directors of the Company (including the Independent Non-executive Directors). The Independent Non-executive Directors have confirmed that during the year, the above continuing connected transactions were all conducted and entered into:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms (on arm's length basis or on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties);

(iii) in accordance with the relevant agreements governing such transactions; and

(iv) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONNECTED TRANSACTIONS
(Continued)

(B) Acquisition of interests in companies regarding Olympian City 1 and Olympian City 2

(a) The Company announced on 12th December, 2007 that:

(i) Sino Hope Investments Limited ("Sino Hope", an indirect wholly-owned subsidiary of the Company) and the Harvest Sun Sellers (comprising Super Creation Investments Limited ("Super Creation"), Calistock Limited ("Calistock") and Macwest Limited ("Macwest")) entered into an agreement pursuant to which Sino Hope acquired shares representing 60% of interest in Harvest Sun (B.V.I.) Limited ("Harvest Sun") held by the Harvest Sun Sellers at a consideration of HK$265,313,828 (subject to adjustment by reference to completion accounts and a completion audit). Super Creation, Calistock and Macwest held 30%, 20% and 10% interest in Harvest Sun respectively.

After completion of the transaction, Sino Hope owned a total of 60% of the issued share capital of Harvest Sun, and the Company (together with another 30% interest held by its wholly-owned subsidiary, King Chance Development Limited ("King Chance") indirectly held a total of 90% of the issued capital of Harvest Sun.

(ii) Sino Vision Holdings Limited ("Sino Vision", an indirect wholly-owned subsidiary of the Company) and the Benefit Bright Sellers (comprising Pembrooke Development Investments Limited ("Pembrooke"), Allied Dragon Realty Limited ("Allied Dragon") and Macell Limited ("Macell")) entered into an agreement pursuant to which Sino Vision acquired (a) the shares representing 57.5% of interest in Benefit Bright (B.V.I.) Limited ("Benefit Bright") and the shareholders' loan held and provided by the Benefit Bright Sellers at a consideration of HK$2,070,135,174 (subject to adjustment by reference to completion accounts and a completion audit); and (b) the shares representing 57.5% of interest in Olympian City 2 Management Company Limited ("OC2 Management") held by the Benefit Bright Sellers at a consideration of HK$5,750. Pembrooke, Allied Dragon and Macell held 32.5%, 15% and 10% interest in each of Benefit Bright and OC2 Management respectively.

After completion of the transactions, Sino Vision owned a total of 57.5% of each of the issued share capital of Benefit Bright and OC2 Management. The Company (together with another 42.5% interest held by King Chance) indirectly held a total of 100% of the issued capital of Benefit Bright and OC2 Management respectively.

CONNECTED TRANSACTIONS *(Continued)*

(B) Acquisition of interests in companies regarding Olympian City 1 and Olympian City 2 *(Continued)*

(a) *(Continued)*

(iii) Sino Vision and the OC2 Finance Sellers (comprising Pembrooke and Hong Kong Financial Limited, which is wholly-owned by China Overseas Land & Investment Limited) entered into an agreement pursuant to which Sino Vision acquired a total of 50% of issued share capital of Olympian City 2 Finance Company Limited and shareholders' loans held and provided by the OC2 Finance Sellers at a consideration of HK$5,312,223 (subject to adjustment by reference to completion accounts and a completion audit). Pembrooke and Hong Kong Financial Limited held 38.2% and 11.8% interest in Olympian City 2 Finance Company Limited respectively.

After completion of the transaction, Sino Vision owned a total of 50% of the issued share capital of Olympian City 2 Finance Company Limited, and the Company (together with another 50% interest held by King Chance) indirectly held a total of 100% of the issued capital of Olympian City 2 Finance Company Limited.

Calistock and Pembrooke are wholly-owned subsidiaries of Kerry Properties Limited, which is a connected person of the Company by virtue of it being a substantial shareholder of certain subsidiaries of the Company. Accordingly, the above transactions (i) between Sino Hope and Calistock and (ii) between Sino Vision and Pembrooke constituted connected transactions of the Company under the Listing Rules.

(b) The Company announced on 18th January, 2008 that Sino Hope, CapitaLand China Holdings Pte Ltd and CRL (HK) Pte Ltd entered into an agreement pursuant to which Sino Hope acquired the remaining 10% of the issued share capital of Harvest Sun held by CapitaLand China Holdings Pte Ltd (as the registered owner) and CRL (HK) Pte Ltd (as the beneficial owner) at a consideration of HK$44,218,971 (as adjusted to HK$44,635,642 by reference to the unaudited completion accounts which is subject to further adjustment by reference to completion audit).

Harvest Sun became a non-wholly owned subsidiary of the Company after completing the transactions mentioned in paragraph (a)(i) above and CapitaLand China Holdings Pte Ltd and CRL (HK) Pte Ltd, being 10% shareholders of Harvest Sun, had since then become connected persons of the Company under the Listing Rules. Accordingly, the transaction between Sino Hope, CapitaLand China Holding Pte Ltd and CRL (HK) Pte Ltd constituted connected transaction of the Company under the Listing Rules.

After completion of the transaction, Harvest Sun has become an indirect wholly-owned subsidiary of the Company. CapitaLand China Holdings Pte Ltd and CRL (HK) Pte Ltd have ceased to be connected persons of the Company upon completion of the transaction.

CONNECTED TRANSACTIONS *(Continued)*

(B) Acquisition of interests in companies regarding Olympian City 1 and Olympian City 2 *(Continued)*

(b) *(Continued)*

The Company has substantial experience and expertise in managing retail shopping malls and carparks. The transactions set out in paragraphs (a) and (b) above enabled the Company to consolidate its interest in Harvest Sun and Benefit Bright and hence its certain entitlements relating to Olympian City 1 and Olympian City 2 including properties sale and leasing proceeds subject to the development agreements entered into with Mass Transit Railway Corporation in 1995 and 1996. The directors of the Company consider that the acquisition would bring about better and more efficient management of the retained parts of Olympian City 1 and Olympian City 2.

Full details of the above connected transactions are set out in the respect announcements and available in the Company's corporate website, www.sino.com.

Details of other related party transactions are set out in Note 44 to the consolidated financial statements.

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 30th June, 2008, the interests and short positions of the substantial shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

Long Positions in Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,577,968,983 *(Notes 1, 2 & 6)*	Beneficial owner of 26,908,446 shares, spouse interest in 3,583,367 shares and interest of controlled corporations in 2,547,477,170 shares	52.84%
Tsim Sha Tsui Properties Limited	2,472,441,809 *(Notes 1(a), 1(b), 2 & 6)*	Beneficial owner of 1,138,666,157 shares and interest of controlled corporations in 1,333,775,652 shares	50.67%

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Solid Capital Holdings Limited	342,644,175	Security interest in 342,493,931 shares and beneficial owner of 150,244 shares	7.02%
Spangle Investment Limited	303,988,450 *(Note 2)*	Beneficial owner	6.23%
Mr. Chen Din Hwa	299,569,043 *(Notes 3 & 5)*	Interest of a controlled corporation	6.14%

Directors' Report *(Continued)*

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

Long Positions in Shares of the Company *(Continued)*

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Ms. Chen Yang Foo Oi	299,569,043 *(Notes 3, 4 & 5)*	Spouse interest	6.14%
Xing Feng Investments Limited	299,569,043 *(Notes 3 & 5)*	Interest of a controlled corporation	6.14%
Nice Cheer Investment Limited	299,569,043 *(Notes 3 & 5)*	Beneficial owner	6.14%
Ka Fai Land Investment Limited	266,156,353 *(Note 6)*	Beneficial owner	5.45%

Notes:

1. *As regards 2,547,477,170 shares held by controlled corporations:*

   (a) *1,138,666,157 shares were held by Tsim Sha Tsui Properties Limited which was 71.76% controlled by Mr. Ng Teng Fong;*

   (b) (i) *34,912,901 shares were held by Orchard Centre Holdings (Private) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,298,862,751 shares were held through certain other wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 303,988,450 shares held by Spangle Investment Limited (Note 2) and 266,156,353 shares held by Ka Fai Land Investment Limited (Note 6)); and*

   (c) *75,035,361 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 120,613 shares by Fanlight Investment Limited, 119,693 shares by Garford Nominees Limited, 27,047,559 shares by Karaganda Investments Inc., 11,616,618 shares by Orient Creation Limited, 5,645,962 shares by Strathallan Investment Limited, 17,017,021 shares by Strong Investments Limited, 13,113,294 shares by Tamworth Investment Limited and 354,601 shares by Transpire Investment Limited.*

2. *303,988,450 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

3. *The long position in 299,569,043 shares was held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa.*

4. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

5. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

6. *266,156,353 shares were held by Ka Fai Land Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

Save as disclosed above and so far as the Directors of the Company are aware of, as at 30th June, 2008, no other person had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

DONATIONS

During the year, the Group made charitable and other donations amounting to approximately HK$2,586,000.

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate amount of purchases attributable to the Group's five largest suppliers accounted for approximately 79% of the Group's total purchases and the purchases attributable to the Group's largest supplier was approximately 32% of the Group's total purchases.

The percentage of sales attributable to the Group's five largest customers is less than 30% of the Group's total sales for the year.

At no time during the year did the Directors, their associates or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) had an interest in the share capital of any of the Group's five largest suppliers.

CORPORATE GOVERNANCE

The corporate governance report is set out on pages 29 to 34.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has at all times maintained the prescribed public float under the Listing Rules.

AUDITOR

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board
Robert NG Chee Siong
Chairman

Hong Kong, 17th September, 2008

Completed properties

1. Westin Centre
2. Far East Finance Centre
3. Cambridge Plaza
4. Island Resort
5. St. Andrews Place
6. Majestic Park
7. Lincoln Centre
8. Pan Asia Centre
9. One SilverSea
10. Vision City
11. One New York
12. One Madison

Properties under development

13. 38 Repulse Bay Road, Rural Building Lot No. 380
14. Yeung Uk Road, Tsuen Wan Town Lot No. 394
15. 53 Conduit Road, The Remaining Portion of Inland Lot No. 2138 and Inland Lot No. 2613
16. Ho Tung Lau (Site A), Shatin Town Lot No. 470
17. Fuk Wing Street and Fuk Wa Street, New Kowloon Inland Lot No. 6425
18. Junction of Sheung Yuet Road and Wang Chiu Road, New Kowloon Inland Lot No. 6310
19. Kwu Tung, Sheung Shui Lot No. 2596 in DD92
20. Ma Wo, Tai Po, Tai Po Town Lot No. 179
21. Wu Kai Sha Station Development, Shatin Town, Lot No. 530
22. 256 Hennessy Road, Hong Kong Island Lot No. 2769
23. Hoi Ting Road, West Kowloon, Kowloon Inland Lot No. 11168
24. Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon, Kowloon Inland Lot No. 11167
25. Junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road, West Kowloon, Kowloon Inland Lot No. 11073
26. No. 1 Broadcast Drive, Kowloon Tong, New Kowloon Inland Lot No. 6374
27. 270-274 Cheung Sha Wan Road, Sham Shui Po, The Remaining Portion of New Kowloon Inland Lot No. 1069
28. Pak Shek Kok, Tai Po Town Lot No. 187
29. Pak Shek Kok, Tai Po Town Lot No. 188
30. Pak shek Kok, Tai Po Town Lot No. 186
31. Aberdeen Inland Lot No. 451
32. 18 Wang Chiu Road, New Kowloon Inland Lot No. 5856
33. Beech Street/Ivy Street, West Kowloon, Kowloon Inland Lot No. 11192
34. Baker Court, Hung Hom, Kowloon Inland Lot No. 11181
35. Cheung Sha, Lantau Island, Lot No. 245 in DD331


Lok Ma Chau Line
Disneyland Resort Line
Kowloon Southern Line
West Island Line
Island Line
Kwun Tong Line
Tseung Kwan O Line
Tsuen Wan Line
East Rail Line
West Rail Line
Ma On Shan Line
Light Rail
Airport Express & Tung Chung Line
Route 3
78
74
75
73
77
80
87
88
35


3
86
19
72
5
7
20
30
28
29
21
81
79
16
14
10
36
60
26
11
33
27
17
54
12
53
66
9
23
24
25
32
6
37
55
40
58
8
18
59
85
61
62
1
65
68
64
71
76
34
69
63
56
57
67
70
42
47
49
46
50
41
52
2
43
22
45
15
38
48
44
39
83
4
51
84
31
13
82

Investment properties

36. Citywalk
37. No. 12, 14, 16 & 18, Hau Wong Road, Kowloon City
38. 20-24 Staunton Street
39. 26 Staunton Street
40. Skyline Tower
41. The Centrium
42. 148 Electric Road
43. Central Plaza
44. Conrad Hong Kong
45. Harbour Centre
46. Hollywood Centre
47. Marina House
48. One Capital Place
49. Pacific Palisades
50. Pacific Plaza
51. Island Resort Mall
52. 25/F United Centre
53. Olympian City 1
54. Olympian City 2
55. The Astrid
56. Cameron Plaza
57. China Hong Kong City
58. Corporation Square
59. Futura Plaza
60. Sunley Centre
61. Westley Square
62. Fullerton Centre
63. Hong Kong Pacific Centre
64. Kwun Tong Harbour Plaza
65. Kwun Tong Plaza
66. Omega Plaza
67. Parmanand House
68. Remington Centre
69. Sunshine Plaza Shopping Arcade
70. Tsim Sha Tsui Centre
71. Yau Tong Industrial City
72. Avon Park Shopping Mall
73. Springdale Villas Shopping Arcade
74. Golden Plaza
75. Mansfield Industrial Centre
76. Maritime Bay Shopping Mall
77. Parklane Centre
78. Ping Wui Centre
79. Shatin Galleria
80. Tuen Mun Town Plaza, Phase I
81. The Waterside Shopping Mall
82. 15 Shek O Headland
83. No. 1 Chatham Path, Mid-levels
84. Bayview Park
85. No. 1 Hung To Road
86. Grand Regentville Shopping Arcade
87. Rosedale Gardens Shopping Arcade
88. Oceania Heights Shopping Mall

COMPLETED PROPERTIES


A

Completed Properties (Continued)


B


D


C

A **Vision City**
Located in a well-planned integrated city in Tsuen Wan's popular waterfront, adjacent to landmark hotels, prime office buildings and mega shopping malls, Vision City enjoys convenient access to the MTR Tsuen Wan Station and the Rail Tsuen Wan West Station. The development provides 1,466 residential flats in five towers above a shopping mall.

B **One SilverSea**
Overlooking Victoria Harbour from the West Kowloon waterfront, One SilverSea captures stunning views across Hong Kong's glittering skyline and majestic harbour. The prestigious development offers 700 residential apartments including penthouses with private pools, and all units enjoy generous ceiling heights.

C **Mount Beacon**
Mount Beacon is located in the traditional luxurious residential district of Kowloon Tong, commanding panoramic views towards Kowloon Peninsula and Victoria Harbour. The development offers 22 grand houses and 197 residential apartments built around a lagoon shaped pool, and features a Faberge inspired banquet room.

D **The Royal Oaks**
Nestled between the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club, The Royal Oaks consists of 44 luxurious detached grand houses set within a magnificent landscape.

Completed Properties





E **St. Andrews Place**
This unique low-density development comprises 26 quality detached houses with large landscaped gardens. The houses command magnificent views of both the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club and are in close proximity to The Royal Oaks.

F **One New York**
One New YorkOne New York is a boutique residence located in New Kowloon West with quick access to the MTR Lai Chi Kok Station. Comprising about 130 high-ceiling units, it offers a truly cosmopolitan environment for those seeking a quality lifestyle.


G

G **One Madison**
One Madison will be a new addition to Sino Group's boutique residences in New Kowloon West. It will offer about 120 extra high ceiling units. With quick access to the MTR Cheung Sha Wan Station, this exceptional residence will present a truly cosmopolitan lifestyle to the discerning few.

H **One HoneyLake, Shenzhen, PRC**
Located alongside the scenic Honey Lake in Futian District, Shenzhen, this development comprises 447 luxurious residential units consisting of 14 semi-detached houses, 79 terrace houses, 36 low-rise villas and 318 high-rise apartments.


H

PROPERTIES UNDER DEVELOPMENT


I


J

I **The Palazzo**
THE Palazzo is situated right next to the world-class Sha Tin Racecourse, with direct access to the MTR, Route 8 and the planned Sha Tin to Central Link. It will offer around 1,300 residential units. Residents can enjoy full panoramic views of the Sha Tin Racecourse and unparalleled views of Kau To Shan and Tolo Harbour.

J **Lake Silver**
Located atop the Ma On Shan Rail Wu Kai Sha Station, the development comprises over 2,100 luxury apartments, a world-class resort style clubhouse and enjoys breathtaking scenic mountain and sea views.

K **The Dynasty**
Located at the hub of the comprehensive transportation networks offering convenient access to the MTR Tsuen Wan Station and the Rail Tsuen Wan West Station, these low-density residential units are poised to enjoy the riches of well-planned integrated city and spectacular harbour views.


K


L


M

L **Hoi Ting Road, West Kowloon**
High above the MTR Olympic Station, right at the core of the city's transportation network, these luxurious residential units present a vantage point from which to admire the grandeur of Victoria Harbour.

M **The Fullerton Heritage**
The Fullerton Heritage is the Group's large-scale waterfront development project in Singapore's Marina Bay. The architecture combines historical and contemporary aspects to add vibrancy to the long-established culture, heritage and central business district. The Fullerton Heritage occupies a gross area of around 1.4 million square feet along the waterfront and will complement the stunning Marina Bay views. The development comprises six buildings, namely The Fullerton Bay Hotel, Clifford Pier, One Fullerton, The Customs House, The Fullerton Hotel and The Fullerton Waterboat House.

INVESTMENT PROPERTIES


N
citywalk荃新天地


O

N

Citywalk

Citywalk is the Hong Kong's first ever green shopping mall and is an iconic landmark located on Yeung Uk Road in Tsuen Wan. This 300,000 sq. ft. shopping mall presents a 8,000 sq. ft. Vertical Garden and a 40,000 sq. ft. "Citywalk Plazza" with landscaped water feature. Together these increase the green space of the external areas to over 30 percent and provide shoppers with a fun, natural environment. Strategically situated in the heart of Tsuen Wan, Citywalk has attracted many popular retailers and quality restaurants. Many of these are newcomers to the district which add a welcome diversity to the local shopping scene. Citywalk is well served by a public light bus terminus, 50 minibus and bus routes, and easy footbridge connections to the nearby bus terminal, the MTR Tsuen Wan Station and West Rail line.

O

The Fullerton Hotel Singapore

Once home to the General Post Office, The Singapore Club and the Chamber of Commerce, The Fullerton Hotel Singapore is now a luxury hotel with 400 rooms and suites carefully designed to provide both business and leisure travellers with a sanctuary of calm and comfort in which to retreat and rejuvenate.

The Fullerton has received a number of awards from respected organisations and magazines in recognition of its standards of service.

Investment Properties *(Continued)*


EXCHANGE TOWER
P


Q

P **Exchange Tower**
Exchange Tower is a visionary and imaginatively designed commercial complex offering a total of 600,000 sq. ft. Grade A office area and a 100,000 sq. ft. three-storey shopping centre located in Hong Kong's latest focal point – Kowloon East. It is the first international Grade A office tower to integrate a green balcony on every office floor and also has a five-metre clear headroom sky garden on the fifteenth floor. A special atrium at the building lobby entrance includes an 11-metre high vertical garden, a grand statement of the importance of environmentally friendly living. These green elements set the trend for the future of office development in Hong Kong. Exchange Tower is conveniently located right next to the easily accessed MTR Kowloon Bay station.

Q **Two Five Six**
Two Five Six is an iconic building located in the heart of Wan Chai that is a vibrant community of restaurants, shops and offices. The 4.8-meter floor-to-floor height, full height windows, panoramic harbour views and the unique indoor and rooftop alfresco dining experience provide a perfect inspiration for creative minds. Two Five Six is just a stone's throw from the entertainment hub of Causeway Bay and minutes from the Central Business District with convenient MTR, bus, minibus and tram access.

Investment Properties *(Continued)*


R


T


tmtplaza
屯門市廣場
S

R **China Hong Kong City**

China Hong Kong City is one of the largest golden glass-clad complexes in the world and among Hong Kong's most prominent commercial complexes. Strategically located on Canton Road, Tsim Sha Tsui – Kowloon's busiest business and tourist district, this massive development includes five office towers with spectacular sea views, a six-storey shopping mall, the Royal Pacific Hotel & Towers, China Ferry Terminal, bus and taxi terminals, and ample car parking facilities. It is also well supported by all major means of public transport and is only a few minutes' walk from the Star Ferry Terminal and the MTR Tsim Sha Tsui station.

S **tmtplaza**

tmtplaza is the largest shopping mall in the Northwest New Territories. A 200,000 sq.ft. expansion of its retail floor area was completed last year with the total retail space increased to one million sq.ft. With 400 diversified shops and restaurants and unique marketing and promotional programmes, tmtplaza has become the one-stop shopping centre of the New Territories. The renovated shopping mall enjoys full occupancy and generates an attractive rental income for the Group.

T **Olympian City 1 & 2**

Being one of the city's most innovative shopping and entertainment complexes, Olympian City 1 and 2 have a combined area of 800,000 sq.ft., with more than 200 shops, over 40 restaurants, and upscale residential developments all right on the Tung Chung MTR line. The shopping malls offer a wealth of products and unique services and draw crowds from all walks of life.

Investment Properties *(Continued)*





U **Tsim Sha Tsui Centre**

Tsim Sha Tsui Centre was the very first development in Tsim Sha Tsui East. As such, it stands as a tribute to the Sino Group's pioneering spirit. Today, it proudly serves as the Group's headquarters, and remains an important office-cum-retail property. Tsim Sha Tsui Centre and the adjacent Empire Centre underwent a major facelift recently, with the waterfront units transformed into a strip of stylish duplex restaurants, turning the twin building into a premier Tsim Sha Tsui East dining destination.

V **Conrad Hong Kong**

Towering 61 floors above Hong Kong's most prestigious and exclusive shopping and entertainment complex – Pacific Place, Conrad Hong Kong is located within the Central Business District and in close proximity to major sites of interest.

The award-winning hotel features 513 elegantly appointed rooms and offers business and leisure travelers the optimum in comfort, facilities and service. The property is renowned for spaciousness and breathtaking views of The Peak and the Victoria Harbour.

REVIEW OF OPERATIONS

(1) LAND BANK

As at 30th June, 2008, the Group had 44.8 million square feet of land bank. This land bank consists of a well-diversified portfolio of properties: residential 69%, commercial 20%, industrial 5%, carparks 3% and hotels 3%. Most of the developments currently under construction are situated in popular locations and are conveniently served by various modes of transportation, including railway and subway lines. The tables below show the detailed breakdown of the Group's land bank as at 30th June, 2008.

The Group's commercial, industrial buildings, carparks and hotels, namely The Fullerton Hotel Singapore and Conrad Hong Kong are held mainly for long-term investment, and to generate a stable stream of recurrent income.

By Status and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
Properties under Development	30,329,322	3,000,767	0	0	700,989	34,031,078	76%
Properties for Investment/Own use	265,390	5,907,286	1,633,376	1,458,149	631,929	9,896,130	22%
Completed Properties for Sale	414,615	40,738	506,480	0	0	961,833	2%
Total	**31,009,327**	**8,948,791**	**2,139,856**	**1,458,149**	**1,332,918**	**44,889,041**	**100%**
Percentage	**69%**	**20%**	**5%**	**3%**	**3%**	**100%**	

By Location and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
New Territories	4,282,386	2,063,348	644,007	1,000,234	0	7,989,975	18%
Kowloon	1,438,726	3,616,737	1,495,849	391,452	0	6,942,764	15%
Hong Kong Island	516,857	1,143,781	0	53,602	165,506	1,879,746	4%
China	24,771,358	1,995,839	0	12,861	620,259	27,400,317	61%
Singapore	0	129,086	0	0	547,153	676,239	2%
Total	**31,009,327**	**8,948,791**	**2,139,856**	**1,458,149**	**1,332,918**	**44,889,041**	**100%**

Review of Operations *Continued*

(1) LAND BANK *(Continued)*

The following chart shows the movement of the Group's land bank over the last five financial years :

Land Bank – Breakdown by Usage

(As at 30 Jun)



Million Square Feet
45
40
35
30
25
20
15
10
5
0
21.3
0.7
1.6
2.4
6.0
10.6
27.8
0.7
1.6
2.4
7.0
16.1
27.5
0.7
1.4
2.3
7.6
15.5
26.5
0.7
1.5
2.3
7.6
14.4
44.8
1.3
1.5
2.1
8.9
31.0
2004
2005
2006
2007
2008
Year
Residential
Commercial
Industrial
Car Park
Hotel

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR

One New York (100% owned)
468 Castle Peak Road, Kowloon, Hong Kong

The site was acquired in the second quarter of 2004. It has been developed into residential and retail property. The project is only a five-minute walk from the MTR Lai Chi Kok Station. A total of 48,969 square feet of gross floor area of residential space with 132 residential units and 9,621 square feet of retail space have been built. The project was completed in the financial year 2007/2008.

One Madison (100% owned)
305 Castle Peak Road, Kowloon, Hong Kong

Acquired in October 2004, the site is a short walking distance from the MTR Cheung Sha Wan Station. The development presents 126 residential units and a retail podium with a total gross floor area of 64,791 square feet. The project was completed in the financial year 2007/2008.

Chengdu International Community, Sichuan, PRC (20% owned)
Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC

Acquired in 2004, the project is jointly developed with a renowned property company. Upon completion, the development will yield a total of approximately 13 million square feet of total gross floor area consisting of around 8,600 residential units, approximately 721,000 square feet of commercial space and a hotel of around 193,000 square feet. Up to 30th June, 2008, a total of approximately 5.9 million square feet of residential area have been completed, representing an approximate total of 4,130 units.

Greenfields, Guangzhou, PRC (100% owned)
Chuangye Road, Guangzhou Economic & Technology Development District, Guangzhou Lot No. SZ-8-2, PRC

Greenfields offers a total of approximately 314,655 square feet of gross floor area comprising 286,863 square feet of residential gross floor area, 14,931 square feet of retail space and 12,861 square feet of car parking spaces. The project was launched on the market in 2007 and approximately 99% of its 238 units have been sold. It was completed in September 2007.

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR *(Continued)*

One HoneyLake, Shenzhen, PRC (50% owned)
Xiangmei Road, Futian District, Shenzhen, PRC

One HoneyLake, a 50/50 joint venture residential project, is located in a prime area alongside the Honey Lake in Futian District, Shenzhen. The land was acquired in April 2004. The development presents a total of 447 luxurious residential units consisting of 14 semi-detached houses, 79 terrace houses, 36 low-rise villas and 318 high-rise apartments. The entire project has been completed. Sales of the houses and units have been good with a total of 99% sold.

(3) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTIES COMPLETED IN RECENT YEARS

Vision City (Joint Venture)
1 Yeung Uk Road, Tsuen Wan, New Territories, Hong Kong

Acquired in July 2002, the development is a joint venture with Urban Renewal Authority. The project is easily accessed by various transportation links and is a short walk from two major railway arteries, namely the MTR Tsuen Wan Station and Tsuen Wan West Station on the West Rail. Vision City is ideally located in a well-planned integrated city on Tsuen Wan's waterfront, adjacent to the Tsuen Wan City Hall where performing arts take place, landmark hotels and office buildings. With its architecturally unique retail mall, Citywalk, and clubhouse facilities, the project will redefine the lifestyles of the residents in Tsuen Wan area as well as promote green and healthy living. The project offers a total of 1,466 residential flats in five towers with a total gross floor area of approximately 1.15 million square feet and approximately 300,000 square feet of retail space. Further details of the Citywalk are mentioned in Section (6) of this Review of Operations. The residential part of the development was launched on the market in April 2006 and over 96% of the total units have been sold. This project was completed in March 2007.

One SilverSea (100% owned)
18 Hoi Fai Road, West Kowloon, Hong Kong

A much sought after development on West Kowloon waterfront, One SilverSea commands a panoramic view of Victoria Harbour. The project is only a few minutes walk from the MTR Olympic Station. It provides 700 residential flats and 112,483 square feet of commercial space. The residential part of the project has been sold very well with only a few units remaining unsold. An occupation permit was obtained in June 2006. Part of retail space of the project will be converted into a boutique hotel pending government approval. It is estimated that the approval will be in place in financial year 2008/2009.

(3) **HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTIES COMPLETED IN RECENT YEARS** *(Continued)*

Mount Beacon (33.3% owned)
20 Cornwall Street, Kowloon Tong, Kowloon, Hong Kong

The project is located in the most prestigious area of Kowloon Tong and within easy walking distance of the MTR Kowloon Tong Station. Mount Beacon commands breathtaking views of Victoria Harbour and the Kowloon Peninsula, and enjoys easy access to all parts of Hong Kong and Mainland China. The development offers 197 residential apartments and 22 luxurious townhouses with a full range of clubhouse facilities. It was rolled out to market in July 2005 and received a good response from the market. All of the units have been sold. The development was completed in April 2006.

The Royal Oaks (100% owned)
8 Kam Tsin South Road, Sheung Shui, New Territories, Hong Kong

Surrounded by acres of verdant greenery, this unique luxurious residential development neighbours the prestigious Hong Kong Golf Club and Hong Kong Jockey Club Beas River Country Club. The project consists of 44 quality detached country-style houses. The occupation permit for this project was obtained in December 2004. All 44 detached houses have been sold.

St. Andrews Place (100% owned)
38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories, Hong Kong

St. Andrews Place is the epitome of luxury and comfort in the legendary neighbourhood of the Hong Kong Golf Club and the Hong Kong Jockey Club Beas River Country Club. The Beijing 2008 Olympic Equestrian Cross Country Event was held only a few steps from the development. The project comprises 26 quality detached houses, each with an individual car port. An occupation permit was obtained in June 2005. Only 3 of the 26 detached houses are yet to be sold.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS

DEVELOPMENT PROJECTS IN HONG KONG

The Palazzo (Joint Venture)
STTL 470, Fo Tan, Shatin, New Territories, Hong Kong

The Group was awarded the development rights of Ho Tung Lau from the Kowloon-Canton Railway Corporation in November 2002 (now merged with MTR Corporation Limited). The project was named The Palazzo. It is conveniently located in the Shatin area overlooking spectacular panoramic views of the Shatin racecourse where the jumping and dressage equestrian events of the Beijing 2008 Olympic Games were held, the lush Penfold Park, Tolo Harbour as well as the Shing Mun River. Upon its completion, which is estimated to be in the financial year 2008/2009, the project will yield a total of approximately 1.3 million square feet of residential space and 21,528 square feet of retail space. It is characterised by elegant architecture consisting of a total of 1,375 luxurious residential units in 10 towers and an enchanting 220,000 square feet clubhouse. Named The Palazzo Derby, the clubhouse includes a number of thematic gardens such as Borghese Garden, The Derby, Equestrian, Piazzo Michelangiolo and Olympic Hall. Further, The Palazzo is well served by several public transportation links and is next to the MTR Fo Tan Station. The railway line will also connect with the Shatin to Central Link currently under planning. The Palazzo was launched on the market in May 2008. Market response was good with over 80% of the total units sold.

Project in Wu Kai Sha, Ma On Shan (Joint Venture)
STTL 530, MTR Wu Kai Sha Station, Ma On Shan, New Territories, Hong Kong

On 24th June, 2005, the Group was awarded the tender by Kowloon-Canton Railway Corporation (now merged with the MTR Corporation Limited) to develop a 367,601 square feet site atop the MTR Wu Kai Sha Station on the Ma On Shan Line. Upon completion, expected in the financial year 2008/2009, the project will yield a total of 1.8 million square feet of residential space and 43,056 square feet of retail space. It is anticipated that a total of over 2,100 specially designed high-quality residential units will be built on this project.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS *(Continued)*

DEVELOPMENT PROJECTS IN HONG KONG *(Continued)*

TWTL 394 (Joint Venture)
Yeung Uk Road, Tsuen Wan, New Territories, Hong Kong

The Urban Renewal Authority awarded the Group the rights to redevelop a site close to the Vision City residential project in Yeung Uk Road in Tsuen Wan in April 2004. The development will be well served by a wide range of public transportation including the two railway line MTR West Rail as well as the MTR Tsuen Wan Line. Upon completion, this development will offer 290,966 square feet of residential space and 186,992 square feet of retail space. Approximately 256 units will be built on completion. The combination of the residential Vision City and its environmentally-friendly shopping mall Citywalk, will create a shopping hub for the entire Tsuen Wan Town Centre. Pre-sale consent was obtained in September 2008 and the construction is expected to be completed in the financial year 2008/2009.

KIL 11167 and KIL 11168 (50% owned)
KIL 11167, Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon, Hong Kong
KIL 11168, Hoi Ting Road, West Kowloon, Hong Kong

On 27th September, 2005, the Group acquired these two contiguous sites nearby the residential and commercial complex of Olympian City in West Kowloon. The Group owns 50% interest in both sites. On completion, estimated to be in the financial year 2009/2010, the projects will yield a total of 1.09 million square feet of gross floor area, of which 86% of the total gross floor area is designated for residential development and the remaining for retail space. Foundation work has been completed and the construction of the superstructure has commenced.

KIL 11073 (45% owned)
KIL 11073, West Kowloon, Hong Kong

The Group acquired this prime site, which is close to the MTR Kowloon Station in the West Kowloon area at a government land auction in May 2007. Foundation work is underway. On completion, expected to be in the financial year 2010/2011, a total of 650,678 square feet of gross floor area will be available, of which approximately 86,700 square feet is retail space.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS *(Continued)*

DEVELOPMENT PROJECTS IN HONG KONG *(Continued)*

NKIL 6374 (100% owned)
1 Broadcast Drive, Kowloon Tong, Kowloon, Hong Kong

The Group won this project at a land auction in November 2006. The site will be developed into a low-density luxurious residential project with a total of 196,592 square feet of gross floor area. Site formation and foundation work has commenced and completion is expected in the financial year 2010/2011.

TPTL 187, Site A, Pak Shek Kok (50% owned)
Pak Shek Kok, Tai Po, New Territories, Hong Kong

Acquired in March 2007, the Group plans to build 345,406 square feet of low-density luxurious residential premises overlooking Tolo Harbour. The Group has 50% interest in the project. Foundation work has started and completion is estimated for the financial year 2010/2011.

TPTL 186, Site B, Pak Shek Kok (35% owned)
Pak Shek Kok, Tai Po, New Territories, Hong Kong

This site was acquired at a government land auction in September 2007. It is located next to site TPTL 187 and 188. Upon completion, the site will yield a total of 714,493 square feet of gross floor area of residential space. Foundation work is now in progress and it is estimated to be completed in the financial year 2010/2011.

TPTL 188, Site C, Pak Shek Kok (25% owned)
Pak Shek Kok, Tai Po, New Territories, Hong Kong

The development, in which the Group has 25% interest, will consist of 749,788 square feet of premium residential premises. The site was acquired in a government land auction in March 2007. Work on the foundation has commenced and completion is estimated for the financial year 2010/2011.

Aberdeen Inland Lot No. 451 (35% owned)
Aberdeen, Hong Kong

In October 2007, the Group acquired a site in Aberdeen opposite to the Aberdeen Marina Club in a government land auction. Upon completion, estimated to be in the financial year 2012/2013, the site will provide a total of approximately 643,485 square feet of gross floor area of residential space. Foundation work is now in progress.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS *(Continued)*

DEVELOPMENT PROJECTS IN HONG KONG *(Continued)*

Lot No. 245 in Demarcation District No. 331 (100% owned)
Cheung Sha, Lantau Island, Hong Kong

This Cheung Sha site was acquired at a government land auction in October 2007. It is located in the picturesque southern part of Lantau Island overlooking the environmental reserve area. When completed, the project will provide a total of approximately 71,417 square feet of gross floor area of luxurious residential space. The project is in the planning stage and completion is estimated for the financial year 2010/2011.

NKIL 6425 (Joint Venture)
Fuk Wing Street and Fuk Wa Street, Kowloon, Hong Kong

In September 2004, the Group successfully won a joint development contract from the Urban Renewal Authority to develop the site at Fuk Wing Street/ Fuk Wa Street, which is only a two-minute walk from the MTR Sham Shui Po Station. On completion, the development will yield a total of 134,043 square feet of gross floor area. The site will be developed for residential and retail purposes. Over 170 units will be built for this project. The project is scheduled for completion in the financial year 2008/2009. Pre-sale consent was obtained on 7th May, 2008.

53 Conduit Road (100% owned)
The remaining portion of Inland Lot No. 2138 and Inland Lot No. 2613, Hong Kong Island, Hong Kong

In August 2004, the Group successfully acquired this site from a private landlord. The site will be redeveloped into a luxurious residential project. On completion, estimated to be in the financial year 2009/2010, it will yield a total of 60,421 square feet of gross floor area. Foundation work is yet to commence.

TPTL 179 (100% owned)
Ma Wo, Tai Po, New Territories, Hong Kong

In November 2004, the Group entered into a sale and purchase agreement for a plot of agricultural land of 63,603 square feet in Ma Wo, Tai Po, New Territories. The site will be used for luxurious residential development. Modification of the lease has been granted by the HKSAR Government. Foundation work has been completed and superstructure work is now in progress. It is expected that a total of 114,486 square feet of gross floor area will be completed in the financial year 2009/2010.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS *(Continued)*

DEVELOPMENT PROJECTS IN HONG KONG *(Continued)*

Site at Cheung Sha Wan Road (100% owned)
Remaining portion of NKIL 1069, 270-274 Cheung Sha Wan Road, Kowloon, Hong Kong

The Group won this project through a tender in January 2007. It will have 36,209 square feet of gross floor area consisting of 30,407 square feet of residential area and 5,802 square feet of retail space on completion, which is estimated to be in the financial year 2010/2011.

Exchange Tower (100% owned)
33 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong

The site was acquired through a land auction on 22nd February, 2005. Conveniently located near the MTR Kowloon Bay Station and connected by the East Kowloon Expressway, this commercial building will offer a total of 609,027 square feet of gross floor area consisting of approximately 509,812 square feet of office space and 99,215 square feet of retail area. Exchange Tower is also close to the proposed Kowloon East Development transforming the former Kai Tak Airport site into an exciting metropolis for tourism, business, sports and luxury residential developments. This trend-setting landmark building has a number of environmentally-friendly features including a spacious green balcony on every office floor, an 11-metre-high indoor vertical garden in the lobby atrium providing an oasis of serenity and greenery, and a spectacular five-metre-high Sky Garden on the 15th floor with unique facilities for tenants and office workers. Another selling point is Exchange Tower's alfresco dining terrace on the podium featuring four iconic glass structures that will house hip and trendy food and beverage destinations. Tenants in Exchange Tower will enjoy panoramic sea views, landscaped areas and sky gardens. Completion is estimated to be in the financial year 2008/2009.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS *(Continued)*

DEVELOPMENT PROJECTS IN HONG KONG *(Continued)*

Two Five Six (100% owned)
256 Hennessy Road, Wan Chai, Hong Kong Island, Hong Kong

The site was acquired in December 2004. It is conveniently located in a vibrant business area near the MTR Wan Chai Station and is a stone's throw from the entertainment hub of Causeway Bay and only minutes from the Central Business District. The site is designated for commercial development. Upon completion, expected in the financial year 2008/2009, the building will contain a total of 71,862 square feet of commercial space. The building has been designed with full-height windows offering panoramic Victoria Harbour views, 4.8-meter floor-to-floor height and flexible layout. The first three floors of retail space are encased in a 15-meter-high glass curtain providing excellent visibility from the street. The podium garden on the third level combines indoor and alfresco dining. The aptly named Sky Garden reaches a colossal 6-metre floor-to-floor height. The rooftop floor, with its stunning panoramic views of the harbour and the city, offers a visually spectacular setting for alfresco dining. The project will create an iconic building in the heart of Wan Chai area.

KIL 11192 (Joint Venture)
KIL 11192, Beech Street / Ivy Street, West Kowloon, Hong Kong

In March 2008, the Group was awarded the development rights by the Urban Renewal Authority to redevelop a site at Beech Street / Ivy Street in West Kowloon, close to the Olympian City Complex. The site is in the planning stage and it is expected that a total of 225,527 square feet of gross floor area comprising 187,939 square feet of residential gross floor area and 37,588 square feet of retail space will be built. Completion is estimated for 2012.

DD92 L2596 (100% owned)
Hang Tau Road, Kwu Tung, New Territories, Hong Kong

The Group acquired this site at Hang Tau Road in Kwu Tung in January 2005. Upon completion estimated to be in the financial year 2008/2009, the project will provide a total of 23,638 square feet of gross floor area with 13 luxurious houses. Foundations have been completed and the superstructure is now in progress.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS *(Continued)*

DEVELOPMENT PROJECTS IN HONG KONG *(Continued)*

KIL 11181 (Joint Venture)
Baker Court, Hung Hom, Kowloon, Hong Kong

In June 2008, the Group was awarded the development rights by Urban Renewal Authority to redevelop the site at Baker Court in Hung Hom. The project, currently at planning stage, will yield a total of 22,357 square feet of gross floor area of residential space and 4,467 square feet of gross floor area of retail space on completion which is estimated to be in the financial year 2010/2011.

NKIL 5856 (50% owned)
18 Wang Chiu Road, Kowloon Bay, Hong Kong

The Group has commenced a redevelopment project to convert the Po Hing Centre industrial building in Kowloon Bay into a Grade-A office building. The redevelopment will enlarge the area to approximately 174,000 square feet of attributable gross floor area. The redevelopment will be completed in the financial year 2009/2010.

DEVELOPMENT PROJECTS IN MAINLAND CHINA

Project in Cheng Hua District, Chengdu (100% owned)
West of Cheng Kun Railway, East of Sha He, South of Cheng Luo Road, North of Ying Hui Road, Cheng Hua District, Chengdu, PRC

The Group acquired a prime site in the Cheng Hua District, eastern side of Chengdu in July 2007 through a land auction. Wholly owned by the Group this new project will be developed into a 13.1 million square feet of top-quality residential, commercial and hotel multi-purpose complex. It is well connected by local road networks. Completion is expected in phases over the next four years.

Project in Jiang Bei District, Chongqing (50% owned)
No. 1, Zhong Xing Duan, Qiao Bei Cun, Hua Xin Street, Jiang Bei District, Chongqing, PRC

The project is located in the prime area Jiang Bei District overlooking the Jia Ling Jiang in Chongqing. It was acquired in July 2007. On completion, the project will yield approximately 11 million square feet of total gross floor area. Completion of the project is expected in phases over the next four years.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS *(Continued)*

DEVELOPMENT PROJECTS IN MAINLAND CHINA *(Continued)*

Project in Zhangzhou, Fujian Province, PRC (100% owned)
2004G12 North of Zhangxiang Road, Zhangzhou, Fujian Province, PRC

The site was acquired in June 2005. A substantial portion of it is designated for residential development and a minor portion for commercial use. Upon completion, which is expected to be by phases and beyond 2010, a total of approximately 5.3 million square feet of gross floor area will be built.

Chengdu International Community, Sichuan, PRC (20% owned)
Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC

Acquired in 2004, the project is jointly developed with a renowned property company. Upon completion, the development will yield a total of approximately 13 million square feet of total gross floor area consisting of around 8,600 residential units, approximately 721,000 square feet of commercial space and approximately 193,000 square feet of hotel space. Approximately 5.9 million square feet of total gross floor area were completed by financial year 2007/2008. The remaining part of the project is expected to be completed in phases over the next few years.

Central Park, Xiamen, PRC (100% owned)
Jia He Lu, South-East Side of Lu Ling Lu, Xiamen Lot No. 90-C5, C6, PRC

The site has been designated for residential and commercial development. On completion, the project will offer a total of 513,061 square feet of gross floor area consisting of 467,848 square feet of residential area and 45,213 square feet of commercial space. Foundation work has commenced and the construction is expected to be completed in the financial year 2010/2011.

Regency Park, Xiamen, PRC (100% owned)
Hu Bin Bei Lu, Xiamen Lot No. 88-C5, PRC

The site is developed as residential project. On completion, the project will offer a total of 507,334 square feet of gross floor area of residential space. It is now in the planning stage and is expected to be completed in the financial year 2011/2012.

Sino International Plaza, Fuzhou, PRC (100% owned)
Wu Xi Lu, Fuzhou, PRC

This site will be developed into a commercial building. On completion, it will provide a total of 499,158 square feet of gross floor area of commercial space. The superstructure has been completed and the project is estimated to be completed in the financial year 2008/2009.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS *(Continued)*

DEVELOPMENT PROJECTS IN MAINLAND CHINA *(Continued)*

Mandarin Garden, Xiamen, PRC (100% owned)
West Side of Jia He Lu & North of Song Bai Zhong Lu, Xiamen Lot No. 89-C2, PRC

The site will be developed into 116,983 square feet of gross floor area of residential space and 20,530 square feet of commercial space. Foundation work has commenced and the project is expected to be completed in the financial year 2009/2010.

Park Place, Xiamen, PRC (100% owned)
East of Jia He Lu & South of Lian Hua Bei Lu, Xiamen Lot No. 89-C4, PRC

The project will be developed into 118,217 residential gross floor area of residential space and 12,790 square feet of commercial space. The superstructure is now in progress and completion of the project is estimated to be in the financial year 2008/2009.

DEVELOPMENT PROJECT IN SINGAPORE

The Fullerton Heritage (100% owned)
Singapore

In December 2006, the Group acquired a site on the prestigious waterfront of Marina Bay in Singapore which is adjacent to the three projects that the Group has already completed – The Fullerton Hotel Singapore, One Fullerton and The Fullerton Waterboat House. The new site will yield a total of 107,640 square feet of gross floor area upon completion of the construction, which is estimated to be by phases over the next two years.

Capitalizing on the important history and heritage of these conservation buildings within the heart of Singapore's central business district, and the prime location of the promenade along the waterfront facing The Fullerton Hotel Singapore, the Group has embarked on a comprehensive business plan to transform the entire area into a major destination for dining, entertainment and hospitality. The project will conserve the distinctive architecture and heritage of the area. The project, which has been named The Fullerton Heritage, comprises The Fullerton Hotel Singapore, One Fullerton, The Fullerton Waterboat House, a luxurious boutique hotel named The Fullerton Bay Hotel, Clifford Pier and The Customs House. The Fullerton Heritage will offer a unique and memorable lifestyle experience for locals and tourists alike.

(4) HIGHLIGHTS OF THE GROUP'S MAJOR PROPERTY DEVELOPMENTS *(Continued)*

DEVELOPMENT PROJECT IN SINGAPORE *(Continued)*

The Fullerton Heritage (100% owned) *(Continued)*
Singapore

The Fullerton Hotel Singapore, One Fullerton and The Fullerton Waterboat House are now in full operations. The details of both One Fullerton and The Fullerton Waterboat House are mentioned in Section (6) and The Fullerton Hotel Singapore is presented in Section (7) of this Review of Operations. The Fullerton Bay Hotel, Clifford Pier and The Customs House are under construction.

Adjoining Clifford Pier, The Fullerton Bay Hotel will be developed into an exclusive luxury hotel featuring exquisite architecture and superior five-star service. The hotel offers approximately 100 guest rooms and suites with full waterfront Marina bay views, stylish rooftop pool and bar, a classy city lounge and a glamorous restaurant where patrons can enjoy haute cuisine and magnificent views of the bay. The hotel is estimated to be completed in the financial year 2009/2010.

Clifford Pier is a historic landmark and was the first port of call for immigrants in the early days of Singapore. Back then red lanterns were hung along the pier to enable vessels to navigate, leading to it becoming known as "Red Lantern Pier". The revitalised Clifford Pier has kept its original architectural characteristics and charm. This 15,000 square feet pier will house an elegant international restaurant and bar, with a pier featuring alfresco dining with breathtaking waterfront views. The development of the Clifford Pier will be completed in the financial year 2008/2009.

The Customs House is located next to Marina Bay Financial Centre, The Sail and One Raffles Quay. With its superb location, this charming two-storey building with a positioning of world class signature restaurants and retail showrooms will attract executives, business travelers and discerning diners. Construction is expected to be completed in the financial year 2009/2010.

(5) PROPERTIES FOR INVESTMENT/OWN USE

The Group's properties for investment/own use, including attributable share in associated companies, was approximately 9.9 million square feet as at 30th June, 2008. The portfolio comprises properties of diversified usage:

Use	**Gross Floor Area** (Square feet)	**Percentage**
Office/Retail	5,907,286	60%
Industrial	1,633,376	16%
Car parks	1,458,149	15%
Hotels	631,929	6%
Residential	265,390	3%
	9,896,130	

The Group's investment property portfolio has maintained high occupancy rates throughout the year. Including contributions from associated and related companies, the total gross rental revenue reached a new benchmark of HK$1,915.2 million for the financial year 2007/2008.

Gross Rental Income
(Including those from associated and related companies attributable to the Group)
(For the years ended 30th June)


(HK$ Million)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,133
1,226
1,400
1,607
1,915
2004
2005
2006
2007
2008
Year

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE

Tuen Mun Town Plaza, Phase I (100% owned)
1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories, Hong Kong

Tuen Mun Town Plaza has grown from a major regional mall to the retail hub of the North-West New Territories. With direct access to the West Rail Tuen Mun Terminus, the local Light Rail system and bus terminus, the shopping mall draws substantial shoppers' traffic from the transport system that links the western New Territories. The retail complex was close to full occupancy throughout the year.

Olympian City 1 and 2 (Joint Venture)
11 Hoi Fai Road and 18 Hoi Ting Road, MTR Olympic Station, Kowloon, Hong Kong

Olympian City 1 and 2 shopping malls are part of the developments that surround the MTR Olympic Station in West Kowloon, a massive section of land reclaimed from Victoria Harbour. The projects are joint venture with the MTR Corporation Limited. Both Olympian City 1 and 2 are inter-connected and linked to the MTR Olympic Station and offer in excess of 650,000 square feet of retail spaces. This development is only five minutes from Central and approximately 18 minutes to Hong Kong International Airport on the MTR's Tung Chung Line.

Olympian City 2, with its three levels of shopping, 80,000 square feet of open piazza, a variety choices of retail outlets, a cinema and a bowling alley not only gives the consumer an excellent choice of entertainment and retail shopping, but also the opportunity to dine on a wide selection of cuisine in its restaurants and food court. The food court has undergone a revamp during the year and is leased to Food Republic since opening in August 2008. The mall is equipped with numerous plasma televisions, projector screens and a large outdoor LED screen providing visual entertainment and other information to shoppers. To further enhance shopper flow and raise the popularity of the mall and promote customer loyalty, activities such as stage performances, lucky draws, family oriented events and joint promotions with movie and TV companies are organised on a regular basis. The mall achieved a high occupancy throughout the year.

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

Olympian City 1 and 2 (Joint Venture) *(Continued)*
11 Hoi Fai Road and 18 Hoi Ting Road, MTR Olympic Station, Kowloon, Hong Kong

In December 2007, the Group acquired 60% and 57.5% equity interests from the joint venture partners in the development companies of Olympian City 1 and 2 respectively. In January 2008, the Group acquired the remaining 10% interest in the development company of Olympian City 1. Prior to the acquisitions, the Group had 30% and 42.5% interest in the respective development companies of Olympian City 1 and 2, and now the Group owns 100% equity interest in both development companies. The acquisitions enable the Group to increase its rental portfolio by approximately 391,000 square feet of retail space, providing further growth in the recurrent rental income of the Group.

Citywalk (Joint Venture)
1 Yeung Uk Road, Tsuen Wan, New Territories, Hong Kong

The award-winning and environmentally-friendly shopping mall Citywalk, with approximately 300,000 square feet of retail space, opened in January 2008. The development is a joint venture with the Urban Renewal Authority and is located in the heart of Tsuen Wan, within walking distance of both the MTR Tsuen Wan Station and the Tsuen Wan West Station on the West Rail.

Citywalk introduces an elegant retail environment, and alfresco dining and an attractive shopping experience. The project has recently been rated Platinum by the Hong Kong Building Environmental Assessment Method Society (HK-BEAM Society) for its eleven distinctive green features and designs, which include the Vertical Garden, Citywalk Piazza, a hybrid water and air-cooled air-conditioning system and more. With the 40,000 square feet Citywalk Piazza, the unique 8,000 square feet Vertical Garden, an optimal tenant mix, good floor layouts, ample car park facilities and high accessibility via public transportation networks, Citywalk will be a landmark shopping attraction. A comprehensive promotional programme specifically designed to attract both shoppers and tenants is rolled out on an ongoing basis. The leasing of the retail space has progressed well with a high occupancy rate and a number of internationally renowned companies such as Franc Franc, Marks and Spencer and Uniqlo now in operation.

(6) **HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE** *(Continued)*

Island Resort Mall (40% owned)
28 Siu Sai Wan Road, Hong Kong Island, Hong Kong

Island Resort Mall provides 189,190 square feet of retail space over three levels and in excess of 1,240 carparks offering a rich array of consumer choice. The ground floor comprises an air-conditioned public transport interchange equipped with a state of the art digital electronic information system. Served by different bus companies with more than 20 routes, it links popular locations across the territory. The mall not only features fine retail shopping opportunities but also the relaxed appeal of a spacious promenade where shoppers can enjoy views of Victoria Harbour. The mall has recorded high occupancy.

Tsim Sha Tsui Centre (45% owned)
Salisbury Road, Tsim Sha Tsui East, Kowloon, Hong Kong

Located at the waterfront of Tsim Sha Tsui East overlooking the panoramic view of Hong Kong Island, Tsim Sha Tsui Centre is conveniently accessed by various transportations and is also surrounded by several international-class hotels. The building is a popular choice for toy, sourcing, trading and manufacturing companies requiring office space. The enhanced transportation and infrastructure network including the East Tsim Sha Tsui Station on the MTR East Rail Line, the Tsim Sha Tsui East (Mody Road) bus terminus and the Tsim Sha Tsui Promenade Beautification Scheme completed in recent years have been conducive in bringing in more shopper traffic into the area. The Group underwent a major repositioning exercise to revamp the tenant mix a few years ago. In the retail area, a number of renowned international food and beverage operators such as Outback Steakhouse and Bulldog's Bar and Grill, a beauty and health product distributor SaSa and a high quality international luggage brand Rimowa have established their outlets. The occupancy rate for this property was high in the financial year 2007/2008.

Hong Kong Pacific Centre (100% owned)
28 Hankow Road, Tsim Sha Tsui, Kowloon, Hong Kong

Located in the centre of Tsim Sha Tsui's bustling retail neighbourhood, this commercial development comprising a high-rise modern office tower and shopping centre podium, has a total gross floor area of 232,606 square feet. Most of the shops enjoy extensive street frontage with a heavy pedestrian flow generated from nearby Nathan Road. The building enjoyed high occupancy during the financial year 2007/2008.

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

China Hong Kong City (25% owned)
33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

China Hong Kong City, a development of 2.6 million square feet incorporating shops, offices, hotels, a traffic interchange and ferry terminal, is located on the waterfront of western Tsim Sha Tsui. The unique gold curtain wall cladding and passenger facilities for the China Ferry Terminal have led to its recognition as the 'Golden Gateway to China'. With the continuing expansion in traffic between Hong Kong and China's coastal cities (including Macau), the pedestrian flow in the complex is experiencing encouraging growth, underpinning good business opportunities for office tenants, retail tenants and hotel. The new retail ambience will reflect a contemporary style. With the bright, new finishes, coupled with an exciting new retail mix, China Hong Kong City promises a new shopping experience for visitors, commuters and shoppers. Following this facelift, shoppers' flow recorded strong growth and occupancy rates were high during the financial year under review.

Oceania Heights (100% owned)
2 Hoi Chu Road, Tuen Mun, New Territories, Hong Kong

Located in one of the fastest growing new towns of the New Territories, this development is close to major traffic arteries and can be conveniently reached by various transportation means including the West Rail. The existing local Light Rail system provides a convenient link with new towns within the North-West New Territories. The site is well served by public recreational facilities and schools and is approximately a ten-minute walk from Tuen Mun Town Plaza, Phase I. The project was completed in September 2004 and all 544 residential units have been sold. The 29,082 square feet of retail space have been retained as a rental property that provides a good income to the Group. Occupancy rate for the financial year under review was good.

Central Plaza (10% owned)
18 Harbour Road, Wan Chai, Hong Kong

Central Plaza, a 78-storey intelligent office building, with a full view of Victoria Harbour, is recognised as one of the tallest buildings in Asia. This Grade-A office tower has a gross floor area of approximately 1.4 million square feet. Located next to the Hong Kong Convention & Exhibition Centre, its prestigious location and advanced technical facilities have attracted many global corporate tenants. The building was completed in October 1992 and the occupancy is good.

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

Skyline Tower (50% owned)
39 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong

This office redevelopment project located next to the East Kowloon Expressway. The project was completed in November 2003, providing a total attributable gross floor area of 413,915 square feet. It achieved high occupancy with favourable rentals in the financial year 2007/2008.

The Centrium (70% owned)
60 Wyndham Street, Central, Hong Kong

This Grade-A commercial development located near Lan Kwai Fong, the 'expatriate quarter' renowned for its cosmopolitan lifestyle, festive entertainment and dining activities, was completed in June 2001. It provides 255,911 square feet of international-class commercial space with a retail mall that complements the flamboyant atmosphere and popular restaurants nearby. The building was close to full occupancy during the financial year 2007/2008.

Futura Plaza (100% owned)
111-113 How Ming Street, Kwun Tong, Hong Kong

This 26-storey building located in Kwun Tong is only a few minutes walk from the MTR Kwun Tong Station. The property has been converted from industrial usage to an office building. The project was completed in November 2001 and achieved high occupancy during the financial year 2007/2008.

148 Electric Road (100% owned)
Electric Road, North Point, Hong Kong

This is a prime commercial development near the MTR Fortress Hill Station and Cross-Harbour Tunnel. The development caters to a wide range of businesses and is within walking distance from five international hotels, including the City Garden Hotel. The project yields an attributable gross floor area of 197,400 square feet. The project enjoyed high occupancy during the year.

Pacific Plaza (100% owned)
418 Des Voeux Road West, Hong Kong

Pacific Plaza is situated in the popular Western district near the Western Harbour Tunnel. This attractive commercial building of 22 storeys provides 131,960 square feet gross floor area of office space and a 32,500 square feet shopping podium. The occupancy rate has improved substantially recently and it remained high during the financial year under review.

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

Omega Plaza (100% owned)
32 Dundas Street, Mongkok, Kowloon, Hong Kong

Completed in 1993 and situated in the heart of Mongkok, Kowloon's most vibrant retail and business area, this property includes 20 storeys of office space and a four-storey shopping podium. Occupancy rate is good.

One Capital Place (100% owned)
18 Luard Road, Wan Chai, Hong Kong

This attractively designed commercial project, located in the heart of Wan Chai, is close to the MTR Wan Chai Station. The building has maintained good occupancy.

Cameron Plaza (100% owned)
23 Cameron Road, Tsim Sha Tsui, Kowloon, Hong Kong

This Ginza-style commercial building is located within one of Kowloon's busiest retail and tourist areas. Both the retail space and the office floors enjoyed full occupancy during the year.

Marina House (100% owned)
68 Hing Man Street, Shau Kei Wan, Hong Kong

Located in one of the Hong Kong Island's busiest districts, the commercial development provides 119,298 square feet of office space above a shopping podium and a basement carpark. The building has maintained good occupancy.

Sunley Centre (100% owned)
9 Wing Yin Street, Tsuen Wan, New Territories, Hong Kong

The Centre was acquired in June 2002. This 18-storey, 170,570 square feet industrial building is located at the centre of the Tsuen Wan Industrial Zone and is close to the Kwai Chung terminals. The property recorded high occupancy.

Commercial Parts of Rosedale Gardens (100% owned)
133 Castle Peak Road, Tuen Mun, New Territories, Hong Kong

Acquired in May 2005, the commercial parts of Rosedale Gardens comprise a two-level shopping arcade of approximately 35,000 square feet and 38 carparking spaces. It is conveniently located near the Light Rail's Ho Fuk Tong Station. The occupancy rate for this retail property was satisfactory.

(6) HIGHLIGHTS OF PROPERTIES FOR INVESTMENT/OWN USE *(Continued)*

One Fullerton (100% owned)
1 Fullerton Road, Singapore

Acquired in 1998, the site is situated in Merlion Park and across from The Fullerton Hotel Singapore. It has been developed into a well-designed modern two-storey building providing a total of over 80,000 square feet of gross floor area of commercial space. Named One Fullerton, it houses some of Singapore's best restaurants, bars and entertainment concepts, from chic cafes to fine-dining alfresco restaurants serving cuisines from around the globe, all with panoramic views of the Marina Bay. Merlion Park attracts over a million visitors every year who flock to visit the Lion City's historical Merlion icon. One Fullerton forms part of The Fullerton Heritage and is also connected with The Fullerton Hotel Singapore by a subway.

One Fullerton is also a well-placed vantage point for the world's first night city Formula One Grand Prix circuit.

Presenting an exciting tenant mix, coupled with a recently enhanced landscaped waterfront promenade with timber decking, water features and stunning panoramic views of Marina Bay, One Fullerton is set to join Singapore's most popular lifestyle destinations.

The Fullerton Waterboat House (100% owned)
3 Fullerton Road, Singapore

The Fullerton Waterboat House is a historic landmark that was formerly a dockyard where vessels took on water. Built in 1900, the building is now a favourite destination for intimate fine dining and an enclave of sophistication for those with discerning tastes. The House was acquired in May 2002 and is now positioned as food and beverage and retail destination.

Raffles City Shanghai (22.4% owned)
Plot 105 A & B, 228 Xizang Road Central, Huangpu District, Shanghai, PRC

The building is jointly developed by several international property developers. The 46-storey prime office tower is located in the central business area of Huangpu District and surrounded by boutique shops that attract heavy pedestrian flow. The project was completed in October 2003, yielding a total of 1.35 million square feet of gross floor area. The retail precinct is fully occupied and the office space has enjoyed high occupancy.

(7) HOTELS

The Fullerton Hotel Singapore (100% owned)
1 Fullerton Square, Singapore

The Fullerton Hotel Singapore (The Fullerton), characterised by its unique heritage building structure and contemporary interior design, is located on the waterfront and in the heart of the Singapore Central Financial and Business District. Redeveloped into a prestigious, world-class, 5-star deluxe hotel with 400 rooms and suites and linked by a subway to the adjacent integrated commercial development comprising The Fullerton Heritage, Grade A offices and ultra-luxury residences on the waterfront, the project was completed in December 2000. During the financial year 2007/2008, strong growth in average room rate and high occupancy were recorded mainly due to rising business activities and tourist arrivals.

The Fullerton has received a number of awards from respected organisations and magazines in recognition of its standards of service during the period from July 2007 to September 2008. These awards were as follows:

- 'The Top 100 Hotels' in the *World's Best Awards by Travel + Leisure (2007)*
- 'Reader's Choice Awards' by *Condé Nast Traveler (2007)*
- 'The World's Best Hotels 2007' by *Institutional Investor*
- Ranked the third in both 'Top Business Hotels' and 'Top Conference Hotels' in Best in Travel Poll 2007 by *SmartTravelAsia.com*
- 'Best Accommodation Experience – Deluxe Hotel' in the *Tourism Awards Singapore (2008)*
- Named one of the 'World's Best Hotels' in Asia in the T+L500 by *Travel + Leisure (2008)*
- Ranked the third in the 'Gold List – World's Best Places to Stay' by *Condé Nast Traveler (2008)* among the hotels in Singapore
- 'Singapore's Leading Hotel' by *World Travel Awards 2008*
- Ranked the third in 'Top Business Hotels' and the second in 'Top Conference Hotels' in Best in Travel Poll 2008 by *SmartTravelAsia.com*

(7) **HOTELS** *(Continued)*

The Fullerton Hotel Singapore (100% owned) *(Continued)*
1 Fullerton Square, Singapore

The hotel has received a number of awards in recognition of its quality of service as well as architectural design and concept in the past. Awards received include the following:

- *Condé Nast Traveler* Readers' Choice Awards (2006) – 'The Best Hotel in Asia'
- Awards of Excellence by *Urban Land Institute (2004)*
- FIABCI Prix d'Excellence under the Leisure Category Winner (2003)
- Urban Redevelopment Authority Architectural Heritage Award 2001
- The Singapore Institute of Architects Architectural Design Award 2001 (Conservation Category)

In terms of quality of service, the hotel has received the following awards:

- Ranked second in the 'Best Hotel in Singapore (2005)' by *Finance Asia Business Travel Poll*
- *Condé Nast Traveler* Gold List (2005)
- The eighth in Condé Nast Traveller (UK) Readers' Travel Awards – Overseas Leisure Hotels Asia & the Indian Subcontinent
- Ranked third in *Condé Nast Traveler Readers' Choice Awards* Top Ten Hotels, Asia Category in 2004
- Voted as one of the World's Best Hotels by *Institutional Investor (2004)*
- SPRING Singapore (Standards, Productivity and Innovation Board) Singapore Service Class Award in 2004.

(7) HOTELS *(Continued)*

Conrad Hong Kong (30% owned)
Pacific Place, 88 Queensway, Hong Kong

This 5-star, international-class hotel is located above a major shopping complex on Hong Kong Island and is managed by one of the most well known international hotel operators. Its excellent location and superior standard of service have made Conrad Hong Kong one of the most favoured hotels in the region.

During the financial year 2007/2008, Conrad Hong Kong continued to achieve positive growth in occupancy rate, room sales and average room rate compared with the previous financial year. Following the completion of its guest room renovation programme, Conrad Hong Kong renovated its Nicholini's restaurant and Pacific Bar, which were completed in October 2007. A continuing asset enhancement renovation programme is in place aiming to offer customers enjoyable and comfortable stays with the hotel.

In recognition of its quality of service, Conrad Hong Kong has received the following awards from respected organisations and magazines during the period from July 2007 to September 2008:

- 'The World's Best Hotels 2007' by *Institutional Investor*
- 'China's Top Hotels 2007' by *Travel + Leisure China*
- 'Gold List – World's Best Places to Stay' by *Condé Nast Traveler* (2008)
- ALB Editor's Choice 2008 for the 'Best Business Hotels in Hong Kong' by *Asian Legal Business (2008)*
- The three restaurants operated by the hotel namely Nicholini's, Brasserie on the Eighth and Golden Leaf have received the 'Hong Kong Tatler Best Restaurants' Award by *Hong Kong Tatler (2008)*
- 'Top 50 Hotels: Asia' in the World's Best Awards by *Travel + Leisure (2008)*
- One of the 'Top Business Hotels' in the Best in Travel Poll 2008 by *SmartTravelAsia.com*

(8) CORPORATE AFFAIRS

The Group affirms its commitment to maintaining a high degree of corporate transparency as well as good communication with banks, research analysts and investors. The Corporate Finance Department employs various channels, including regular meetings with investors, fund managers and analysts, investor conferences, site visits, results briefings and the web site (www.sino.com) to disseminate information about the Group's latest developments. During the financial year 2007/2008, we have participated in a total of 11 investor conferences and 10 non-deal roadshows.

Date	Type	Region/Country/City	Organiser
Jul-07	Non-deal roadshow	Sydney	Macquarie
Sep-07	Conference	Hong Kong	UBS
Sep-07	Conference	Hong Kong	CLSA
Sep-07	Non-deal roadshow	Hong Kong	HSBC
Sep-07	Non-deal roadshow and Conference	United States	JP Morgan
Oct-07	Non-deal roadshow	Europe	HSBC
Oct-07	Conference	Tokyo	CLSA
Nov-07	Non-deal roadshow	Dubai and Abu Dhabi	HSBC
Nov-07	Conference	Singapore	Morgan Stanley
Dec-07	Non-deal roadshow	United States	Morgan Stanley
Jan-08	Conference	London and New York	Goldman Sachs
Jan-08	Conference	Shanghai	UBS
Jan-08	Conference	Hong Kong	Merrill Lynch
Feb-08	Conference	Hong Kong	CLSA
Mar-08	Non-deal roadshow	Hong Kong	Goldman Sachs
Mar-08	Non-deal roadshow	United States	CLSA
Apr-08	Conference	Hong Kong	Credit Suisse
Apr-08	Non-deal roadshow	Sydney and Singapore	Macquarie
May-08	Conference	Hong Kong	Deutsche Bank
Jun-08	Non-deal roadshow	Tokyo	HSBC

The Group won the Corporate Governance Asia Annual Recognition Awards 2008 by Corporate Governance Asia this year. Management would like to thank everyone who nominated Sino Land for this year's award. The encouragement and support from investment and finance professionals will continue to motivate management to further improve product and service quality.

Sino Land is one of the constituent stocks of the Hang Seng Index and the Hang Seng Property Index.

(8) CORPORATE AFFAIRS *(Continued)*

Sino Club, established in July 1997, has now grown to a membership base of approximately 70,000 members. To enhance communication between the Group and its customers including property owners, residents and tenants, as well as the general public, Sino Club has bridged the gap with its members through newsletters, websites and email.

Efforts have also been put into focusing more on web-based channels of communication to help save paper. Members are offered a wide range of shopping and hospitality incentives from the Group and Group-related malls and hotels both in Hong Kong and Singapore, with exclusive home purchase privileges. They are also invited to priority previews of show flats and can enjoy activities arranged exclusively for them. As the Group markets more residential units and commercial space, Sino Club will see a further increase in its membership.

(9) EMPLOYEE PROGRAMMES

Human capital is one of the most important assets of the Group. As at 30th June, 2008, the Group employed approximately 7,700 staff members.

In line with the Group's mission of being the "Preferred Choice for Customers, Investors and Employees", training courses and development programmes have continually been developed to meet corporate and specific training and career development needs. During the financial year 2007/2008, approximately 50,000 hours of training have been provided to employees within the Group. Language proficiency, professional knowledge, management know-how, corporate governance, productivity and efficiency, and other initiatives have been addressed through training and development.

In pursuit of quality and service excellence, internal and external training programmes for employees were designed to raise yet higher standards of service and promote employees' awareness of the importance of better understanding the customers' needs and to provide them with the finest care and service towards exceeding their expectations.

It is the Group's policy that all staff members, in particular those on front-line positions, must uphold meticulous standards of customer service. Workshops and programmes on customer service are regularly conducted to reinforce a consistently high service standards across the Group.

Systematic property services training programmes offering more than 115 courses in customer service, property management, building maintenance, security service, club management, environmental conservation and language skills were organised under Sino's Staff Academies to help our employees grow professionally and to serve our customers better.

(9) EMPLOYEE PROGRAMMES *(Continued)*

The Group is very much committed to promoting environmentally friendly practices. Among the nine Staff Academies, the Sino Green Academy was launched in late May 2008. By mid-June 2008, 100 Sino Property Services managers were qualified as Green Ambassadors after successfully completing the Sino Green Academy's comprehensive green management course, and accepting the mission to promote green management and awareness to the public, and throughout the Sino-managed properties.

Courses and seminars on codes of practice in areas of corporate governance, connected transactions, and company's securities dealing were also organised to enable all the key and relevant staff to keep abreast of the latest development in these professional areas.

As the economic and social ties between Mainland China and Hong Kong strengthen, the Group continues its efforts in raising staff's Putonghua proficiency by providing training courses for various levels on a regular basis.

Talent development programmes, like the Corporate Management Trainee Programme and Property Trainee Programme are in place to groom young talent for long-term career development within the Group and ensure a continual supply of talent with the skills and management potential that will help the Group drive for continual success and excellence.

The Group places much emphasis on promoting teamwork and trusts that this is one of the critical factors that help achieve synergy among people, internal processes and systems in pursuit of excellence in service quality. Workshops and seminars on team-building and leadership have therefore always been high on the training agenda.

(10) SINO PROPERTY SERVICES

Complementing the Group's property development and leasing operations is its fully integrated Sino Property Services comprising Sino Estates Management Limited (SEML), Sino Security Services Limited (SSSL), Best Result Cleaning Services Limited and Sino Parking Services Limited. Sino Property Services currently manages approximately 183 projects with an aggregate floor area in excess of 50 million square feet.

Delivering high-quality customer service is one of the Group's key business objectives. Sino Property Services will continue to make improvements in its quality of service with the aim to enhance both customer satisfaction and the value of its properties.

(10) SINO PROPERTY SERVICES *(Continued)*

Throughout the past few years, Sino Property Services has established specific training programmes based on customers' needs and expectations, in addition to regular training. The programmes cover all aspects of property management with the main objective of building a team of all-rounded professionals. The programmes are as follows:

- Sino Property Management Academy offering a series of comprehensive training to ensure new staff provide the required standards of service to our customers

- Sino Maintenance Academy providing training for technical staff so that they can be equipped with the necessary knowledge and skills in various aspects of the maintenance services

- Sino Security Academy providing security related training to staff including management training to enhance the awareness of the staff at all levels in terms of security control and to supervisory staff in terms of management skills

- Sino 5-star Service Academy affording training mainly to front-line staff to ensure that they serve customers with care and always think about what our customers need

In addition to the above four academies, Sino Property Services launched the following five new academies in the financial year 2007/2008:

- Sino Clubhouse Academy was set up to enhance the management, service knowledge and practical skills of staff working in clubhouses

- Sino Safety Academy was founded to ensure that staff works in a safe working environment

- Sino Green Academy was introduced to train the front-line managers about ways and initiatives to protect the living environment, initiatives such as waste management and energy saving measures. This academy is jointly developed by SPS Green Committee, the Environmental Protection Department and the Electrical and Mechanical Services Department of the HKSAR Government

- Sino Language Academy offers language training mainly to frontline staff to improve their language ability or for them to acquire new languages so they can communicate with customers better. Languages such as English, Japanese and Putonghua are the main focus



World renowned artist Lou Zheng Gang staged her first Hong Kong solo exhibition at Central Plaza. Many government officials and business leaders attended the opening ceremony, including Mr. Li Gang (fourth from left), Deputy Director of the Liaison Office of the Central People's Government, Mr. Lawrence K.K. Yu (fourth from right), Campaign Committee Co-chairman of the Community Chest, artist Lou Zheng Gang (third from left) and Mr. Daryl Ng, Executive Director of Sino Group (second to right), etc.



To promote the talents of artists with disabilities, Sino Group 'Art in Hong Kong' collaborated with the Hayashibara Foundation to present 'Human Portraits - Rising Stars 2007-08'. The exhibition brought together 11 artists from Japan and 5 local artists and showcased over 60 outstanding portraits. Through their sincere and expressive faces, they spread important messages of love and peace, and also demonstrated their determination to create infinite possibilities despite physical constraints.

(10) SINO PROPERTY SERVICES *(Continued)*

- Sino Landscape Academy was designed to strengthen staff knowledge of landscaping. This academy is supported by CITA of the HKSAR Government. Setting up and maintaining a Green landscapes will make Sino Property Services managed properties more pleasant and promote a healthy lifestyle

Continuously emphasising the need for excellent communications, management actively encourages staff to attend language courses provided by the Group and ensures information and instructions cascade down to all staff via upgraded communications channels. Constructive ideas and suggestions for further improvement in quality of service can also be effectively passed to senior executives.

The Group will continue to review, and where necessary upgrade, its services to achieve even higher property management service standards that facilitate its expanding property management operations and meet customer expectations of quality service and lifestyle.

During the financial year under review, SEML received a number of awards for service, energy saving, environmental protection and quality management from various sources, including government departments, professional organisations and community bodies. In recognising SEML's consistently active support and participation in charitable events during the year, Hong Kong Council of Social Services awarded SEML the 2007/08 5 Years Plus Caring Company Logo as a result of receiving the Caring Company Logo more than five consecutive years.

SEML understands the importance of saving energy to protect the environment and reduce costs for customers. Considerable efforts have been made in four main areas, namely lighting, electrical appliances and equipment, air conditioning and lifts and escalators. As of 30th June, 2008, a total of 74 projects under the management of SEML have received The Hong Kong Energy Efficiency Registration Scheme for Buildings Registration Certificates granted by the Electrical and Mechanical Services Department of the HKSAR Government.

SEML has collaborated with organisations such as the Environmental Protection Department of the HKSAR Government, Green Power and Friends of the Earth to organise and support events and activities to raise public awareness and educate people how to protect our environment, and encourage the concept of healthy living. In November 2007, six projects to which SEML provides property management services received Hong Kong Eco-Business Awards.

(10) SINO PROPERTY SERVICES *(Continued)*

Further to the Hong Kong Eco-Business Awards, SEML won a total of 39 awards for 38 residential projects that it manages in the Competition on Source Separation of Domestic Waste 2007/2008 organised by the Environmental Protection Department of HKSAR Government from 1st February, 2008 to 31st August, 2008. SEML's enthusiastic participation won it the Best Participating Property Management Company Award. In the commercial and industrial category, 52 projects under the management of SEML received certificates.



Miss Nikki Ng, Group General Manager of Sino Group, received 'Award for Arts Sponsorship 2007' from Mr. Tsang Tak-sing, Secretary for Home Affairs.

In terms of brand recognition, SEML is delighted to have received the Certificate of Merit in the Best Brand Enterprise Award from the Hong Kong Productivity Council as well as The Best Property Management Company in Parents' Choice Award 2008 conferred by the South China Media in the Three Weekly x Lisa Family magazine.

Best Result Cleaning Services Limited, a wholly-owned subsidiary of Sino Land Company Limited, specialising in cleaning, pest control, grease and water tank cleaning, was granted Champion in KCR Station Cleaning Award for Che Kung Temple Station.

Sino Security Services Limited, a wholly-owned subsidiary of Sino Land Company Limited, received a number of awards from the Hong Kong Police Force and various District Fight Crime Committees in the financial year 2007/08 in recognition of the outstanding quality of its security services and high standards of performance of its security staff. A total of 95 certificates were received in seven security services award programmes organised by different regional crime prevention offices. Of the 95 certificates, 60 were given to individual security staff for their outstanding performance.



Sino Group's 'Art in Hong Kong' collaborated with Castle Peak Hospital to bring the colourful works of patient artists to the brand new IRM Gallery at Island Resort Mall. The exhibition hoped to provide an opportunity for the patients to let their talent shine, and enable the general public to appreciate and understand their feelings and emotions.

Sino Parking Services Limited, an associated company of Sino Land Company Limited, achieved two important distinctions during the year. It was awarded the Hong Kong Leaders' Choice Excellent Brand of Carpark Services Management by Metro Radio Finance Channel and the Certificate of Merit in the Best Brand Enterprise Award by the Hong Kong Productivity Council.

Through its Sino Property Services, the Group will continue to explore new business opportunities and widen the scope of its business activities to enhance shareholder value.



WEAR ME - Sanae Takahata's first Hong Kong solo exhibition was a spectacular display of enigmatic, charming and colourful soft sculpture installations created by the talented Japanese artist.

(11) SOCIAL AND ENVIRONMENTAL RESPONSIBILITIES

As a leading Hong Kong property development company, the Group supports various community initiatives as part of its commitment to good corporate citizenship. Over the years, the Group has been actively involved in a range of community programmes, green initiatives, art and cultural events, and team-building activities for its staff.

Community Care

The Group serves the community with an emphasis on fostering the growth of the younger generation and helping the underprivileged.

To cultivate youngsters' self-reliance through their appreciation of life and self-expression, the Group launched "Life teaches me..." online writing competition in October 2007 to encourage students to explore the fun of writing on such topics as "current issues", "campus life", "culture" and "humanities". A series of writing workshops by well-known guest speakers were arranged, and a book of winning articles from the competition was published to foster cultural exchange among students.

A longstanding and avid supporter of the Hong Kong Community Chest, Oxfam, St. Christopher Home, Salvation Army, Hong Kong Christian Service and Hong Chi, the Group sponsored and participated in a number of charitable activities including the Chest's "Sports Corporate Challenge", "Charity Golf Day", "New Territories Walk for Millions", "Run Up Two IFC Charity Race", "Hong Chi Climbathon" and the "Oxfam Trailwalker". The Group has presented with the President's Award by the Community Chest for its generous donations in 2007/2008.

The Group also spreads the message of love and care to those in need through its enthusiastic "Sino Caring Friends". The Team donated over 17,000 hours of service to the community last year and was awarded a "Gold Award for Volunteer Service" by the HKSAR Government's Social Welfare Department. During the year, the Team visited Hope Worldwide's kids centre during the examination period to help underprivileged children with their English studies. To celebrate the Dragon Boat Festival, the Team distributed 1,000 healthy dumplings cooked by our hotel to the elderly who live alone. To raise funds for the Sichuan earthquake victims, 70 Sino volunteers and their families participated in the Oxfam charity rice sale at Olympian City to sell rice bags to the shoppers. The successful initiative was followed by the Oxfam Rice Selling Award Presentation Ceremony on 25th July, 2008, in which the Group was honoured with three awards, including "Top Fund Raised Corporation Award", "Most Efficient Fund Raiser Award" and "Oxfam Outstanding Corporate Donor Award". These honours show how hard the Group and our volunteers work for good causes. Recognising Sino's community support and participation in charitable events, the Hong Kong Council of Social Services awarded the 5 Consecutive Years Caring Company Logo to The Group in 2007/08.

(11) SOCIAL AND ENVIRONMENTAL RESPONSIBILITIES *(Continued)*

Environmental Protection

The Group has taken the lead in green development among Hong Kong developers by putting considerable resources into making its properties greener through well-thought-out architectural planning, energy saving and management initiatives. Exchange Tower is an innovative green development of the Group. Vision City and Citywalk, the Group's residential and commercial project, is rated Platinum by the Hong Kong Building Environmental Assessment Method Society (HK-BEAM Society) for its pioneering green features and designs, which include the Vertical Garden, Open Piazza, the hybrid water and air-cooled air-conditioning system and more.

The Group has also collaborated with different green organisations to promote environmental protection and a greener lifestyle. One of the highlights was to sponsor 10,000 primary and secondary school students to take part in the "A Day at Organic Farm" programme, where they visited the organic farm to experience farming and learn the production of organic food.



In 'Art Jam: Rekindle Children's Hearts with Colour & Love', participating artists and children joined hands to send their blessings to the victims through painting, dance and other performances and raised funds for children victims in Sichuan and Myanmar.

Arts and Culture

Believing that art and culture enhance the quality of life and create a more harmonious society, the Group launched the "Art in Hong Kong" programme in 2006 to provide opportunities for local artists to display and promote their work, bring art to people's daily lives and enhance public appreciation of the arts.

The Group has transformed its properties into public galleries and established a curatorial team to manage its arts programme. Apart from providing free-of-charge venues and technical support for exhibition installations, the Group also shares its marketing expertise and extensive connections.

Since its launch, "Art in Hong Kong" has presented more than 50 exhibitions in Central Plaza, OC Gallery in Olympian City, and IRM Gallery in Island Resort Mall. Particularly noteworthy events include "The Path of Heart" exhibition, featuring more than 40 masterpieces of the world-renowned calligrapher and painter Lou Zheng Gang, "The New Face of Ink Painting" showcasing the works of 35 international modern Chinese ink painting masters, the Hong Kong contemporary art exhibition "Time After Time" curated by Chang Tsong-zung and Jasper Lau Kin-wah, and "Influential People Marking the 10th Anniversary of the Handover – Papercutting Arts Exhibition by Lu Xue".

(11) SOCIAL AND ENVIRONMENTAL RESPONSIBILITIES *(Continued)*

Arts and Culture *(Continued)*

Apart from exhibitions, "Art in Hong Kong" has also extended its reach to sponsor major art events in Hong Kong. It has been the Chief Sponsor of the annual "Fotanian Artists Open Studio Programme", which welcomes the public to a behind-the-scenes glimpse of the workspaces of over 100 artists. Other meaningful programmes include the "Beautiful Journey Beautiful World – Art Container Project" held in West Kowloon Cultural District which showcased colourful containers painted by 38 artists, "Big Happy Heart" project by Art in Hospital and "Operation Santa Claus", and a galaxy of spectacular performances by internationally-renowned artists and arts groups such as violinist Chuanyun Li, Hong Kong Arts Festival, and the Hong Kong Philharmonic Orchestra. In addition, we provide rental sponsorships to house the Asia Art Archive and Opera Hong Kong.

Art education is a key part of the "Art in Hong Kong" programme and it has organised a wide range of educational activities including workshops, talks and guided tours to enhance participants' understanding of art. To bring art even closer to home, the Group piloted the "Kidz Kiss Arts Workshops" programme in 2008, offering educational art activities and drama workshops to children at its residential estates during the summer holiday.

"Art in Hong Kong" received the "Award for Arts Sponsorship 2007" from the Hong Kong Arts Development Council in recognition of its significant contribution to the local arts development.

Staff Engagement

Apart from providing professional development and personal growth opportunities to realize the potential of our staff, the Group cares for the well-being of its people and encourages team spirit by organising various competitive and sports events including the International Stanley Dragon Boat Championships, Team Challenge 36, Green Power Hike and MTR Hong Kong Race Walking.

INDEPENDENT AUDITOR'S REPORT

Deloitte.
德勤

TO THE SHAREHOLDERS OF SINO LAND COMPANY LIMITED
信和置業有限公司
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Sino Land Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 101 to 180, which comprise the Group's and the Company's balance sheets as at 30th June, 2008 and the Group's consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Companies Ordinance. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Group's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors of the Company, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30th June, 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
17th September, 2008

CONSOLIDATED INCOME STATEMENT

For the year ended 30th June, 2008

	NOTES	2008 HK$	2007 HK$
Turnover	7	**6,251,058,498**	7,532,059,672
Cost of sales		**(1,680,212,255)**	(2,416,363,615)
Direct expenses		**(1,197,534,368)**	(1,268,109,767)
Gross profit		**3,373,311,875**	3,847,586,290
Increase in fair value of investment properties		**3,909,016,692**	2,415,946,051
Other income		**254,238,281**	110,796,328
Gain arising from change in fair value of trading securities		**71,164,433**	210,721,458
Gain on disposal of available-for-sale investments		**272,934,332**	30,762,867
Administrative expenses		**(684,749,129)**	(522,359,440)
Finance income	9	**338,555,965**	398,105,608
Finance costs	10	**(386,132,701)**	(495,816,991)
Net finance costs		**(47,576,736)**	(97,711,383)
Share of results of associates	11	**1,618,445,535**	1,313,707,497
Profit before taxation	12	**8,766,785,283**	7,309,449,668
Income tax expense	15	**(954,792,291)**	(888,225,872)
Profit for the year		**7,811,992,992**	6,421,223,796
Attributable to:			
Equity holders of the Company		**7,720,997,490**	6,267,284,721
Minority interests		**90,995,502**	153,939,075
		7,811,992,992	6,421,223,796
Dividends	16	**1,929,422,270**	1,739,229,485
Earnings per share	17		
Basic		**161.19 cents**	139.61 cents
Diluted		**N/A**	136.84 cents

BALANCE SHEETS

At 30th June, 2008

	NOTES	THE COMPANY 2008 HK$	THE COMPANY 2007 HK$	THE GROUP 2008 HK$	THE GROUP 2007 HK$
Non-current assets					
Investment properties	18	–	–	**32,869,587,643**	23,806,439,783
Hotel property	19	–	–	**940,436,535**	850,461,498
Property, plant and equipment	20	–	–	**88,853,812**	72,144,056
Prepaid lease payments – non-current	21	–	–	**461,706,289**	416,779,569
Investments in subsidiaries	22	**160,672,656**	82,923,371	–	–
Advance to a subsidiary	22	**3,455,533,366**	3,371,303,490	–	–
Interests in associates	23	**518,711,342**	518,711,342	**6,367,649,775**	5,599,607,915
Available-for-sale investments	24	**1,126,371,004**	1,118,034,202	**1,613,861,516**	3,414,324,906
Advances to associates	23	–	–	**10,467,082,995**	9,261,568,181
Advances to investee companies	26	–	–	**18,030,643**	12,366,708
Long-term loans receivable	27	–	–	**37,219,378**	75,118,429
		5,261,288,368	5,090,972,405	**52,864,428,586**	43,508,811,045
Current assets					
Properties under development		–	–	**25,239,750,206**	17,757,888,770
Stocks of unsold properties		–	–	**1,135,656,917**	1,992,746,887
Hotel inventories		–	–	**24,501,559**	22,755,854
Prepaid lease payments – current	21	–	–	**5,276,645**	4,709,375
Trading securities	25	**940,089,485**	869,004,738	**943,242,485**	872,076,738
Amounts due from subsidiaries	22	**34,896,485,042**	27,890,891,244	–	–
Amounts due from associates	23	**4,361,952**	6,385,720	**933,660,729**	894,873,993
Accounts and other receivables	28	**8,519,522**	4,784,892	**929,132,621**	4,004,902,347
Current portion of long-term loans receivable	27	–	–	**3,082,818**	5,722,685
Taxation recoverable		–	–	**241,957,506**	236,398,141
Restricted bank deposits	29	–	–	**332,228,662**	284,039,563
Time deposits, bank balances and cash	29	**1,071,484**	975,439	**3,580,766,208**	3,132,325,533
		35,850,527,485	28,772,042,033	**33,369,256,356**	29,208,439,886
Current liabilities					
Accounts and other payables	30	**5,731,562**	4,532,313	**4,066,618,213**	3,035,004,658
Amount due to a subsidiary	22	**19,823,229**	–	–	–
Amounts due to associates	23	**56,823,480**	45,833,261	**1,420,298,993**	761,968,910
Taxation payable		**36,366,709**	47,828,223	**719,993,783**	1,152,048,842
Current portion of long-term bank borrowings	31	–	–	**364,384,245**	319,078,313
Bank loans					
– secured	31	–	–	**3,243,750,000**	2,712,002,542
– unsecured	31	–	–	**598,625,776**	744,794,539
Financial guarantee contracts – current		**6,509,932**	3,352,581	**6,509,932**	3,352,581
		125,254,912	101,546,378	**10,420,180,942**	8,728,250,385
Net current assets		**35,725,272,573**	28,670,495,655	**22,949,075,414**	20,480,189,501
Total assets less current liabilities		**40,986,560,941**	33,761,468,060	**75,813,504,000**	63,989,000,546

Balance Sheets *(Continued)*

At 30th June, 2008

		THE COMPANY		THE GROUP	
		2008	2007	**2008**	2007
	NOTES	***HK$***	*HK$*	***HK$***	*HK$*
Capital and reserves					
Share capital	*32*	**4,878,702,770**	4,610,386,667	**4,878,702,770**	4,610,386,667
Share premium and reserves	*33*	**36,097,380,006**	29,145,067,736	**53,844,551,716**	42,970,489,278
Equity attributable to equity holders of the Company		**40,976,082,776**	33,755,454,403	**58,723,254,486**	47,580,875,945
Minority interests		**–**	–	**263,646,073**	184,850,571
Total equity		**40,976,082,776**	33,755,454,403	**58,986,900,559**	47,765,726,516
Non-current liabilities					
Long-term bank borrowings – due after one year	*31*	**–**	–	**11,990,917,855**	11,765,284,860
Financial guarantee contracts – non-current		**10,478,165**	6,013,657	**10,478,165**	6,013,657
Deferred taxation	*34*	**–**	–	**2,827,559,787**	2,241,875,746
Advances from associates	*35*	**–**	–	**1,990,863,531**	1,985,645,708
Advances from minority shareholders	*36*	**–**	–	**6,784,103**	224,454,059
		10,478,165	6,013,657	**16,826,603,441**	16,223,274,030
		40,986,560,941	33,761,468,060	**75,813,504,000**	63,989,000,546

The consolidated financial statements on pages 101 to 180 were approved and authorised for issue by the Board of Directors on 17th September, 2008 and are signed on its behalf by:

Robert NG Chee Siong
Chairman

Thomas TANG Wing Yung
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30th June, 2008

	Attributable to equity holders of the Company									
	Share capital HK$	Share premium HK$	Capital redemption reserve HK$	Recognition of equity component of convertible bonds HK$	Investment revaluation reserve HK$	Exchange reserve HK$	Retained profits HK$	Total HK$	Minority interests HK$	Total HK$
At 1st July, 2006	4,303,699,473	11,836,971,210	323,938,000	174,120,907	468,533,683	81,608,822	22,557,454,908	39,746,327,003	39,711,496	39,786,038,499
Gain on fair value changes of available-for-sale investments	-	-	-	-	367,068,054	-	-	367,068,054	-	367,068,054
Exchange differences arising on translation of foreign operations	-	-	-	-	-	62,140,846	-	62,140,846	-	62,140,846
Net income recognised directly in equity	-	-	-	-	367,068,054	62,140,846	-	429,208,900	-	429,208,900
Profit for the year	-	-	-	-	-	-	6,267,284,721	6,267,284,721	153,939,075	6,421,223,796
Revaluation reserves released on disposals	-	-	-	-	(27,732,037)	-	-	(27,732,037)	-	(27,732,037)
Total recognised income for the year	-	-	-	-	339,336,017	62,140,846	6,267,284,721	6,668,761,584	153,939,075	6,822,700,659
Issue of shares in lieu of cash dividends	89,247,550	-	-	-	-	-	-	89,247,550	-	89,247,550
Premium on issue of shares upon scrip dividends	-	1,269,526,439	-	-	-	-	-	1,269,526,439	-	1,269,526,439
Share issue expenses	-	(627,698)	-	-	-	-	-	(627,698)	-	(627,698)
Cancellation upon repurchase of own shares	(44,020,000)	-	44,020,000	-	-	-	(733,975,785)	(733,975,785)	-	(733,975,785)
Issue of shares upon conversion of convertible bonds	261,459,644	2,193,507,600	-	(212,867,777)	-	-	-	2,242,099,467	-	2,242,099,467
Reversal of deferred taxation on conversion of convertible bonds	-	-	-	38,746,870	-	-	-	38,746,870	-	38,746,870
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(8,800,000)	(8,800,000)
Final dividend - 2006	-	-	-	-	-	-	(1,347,557,347)	(1,347,557,347)	-	(1,347,557,347)
Interim dividend - 2007	-	-	-	-	-	-	(391,672,138)	(391,672,138)	-	(391,672,138)

Consolidated Statement of Changes in Equity *(Continued)*

For the year ended 30th June, 2008

	Attributable to equity holders of the Company									
	Share capital *HK$*	Share premium *HK$*	Capital redemption reserve *HK$*	Recognition of equity component of convertible bonds *HK$*	Investment revaluation reserve *HK$*	Exchange reserve *HK$*	Retained profits *HK$*	Total *HK$*	Minority interests *HK$*	Total *HK$*
At 30th June, 2007	4,610,386,667	15,299,377,551	367,958,000	-	807,869,700	143,749,668	26,351,534,359	47,580,875,945	184,850,571	47,765,726,516
Loss on fair value changes of available-for-sale investments	-	-	-	-	(101,347,498)	-	-	(101,347,498)	-	(101,347,498)
Exchange differences arising on translation of foreign operations	-	-	-	-	-	411,639,512	-	411,639,512	-	411,639,512
Net (expense) income recognised directly in equity	-	-	-	-	(101,347,498)	411,639,512	-	310,292,014	-	310,292,014
Profit for the year	-	-	-	-	-	-	7,720,997,490	7,720,997,490	90,995,502	7,811,992,992
Revaluation reserves released on disposals	-	-	-	-	(393,159,892)	-	-	(393,159,892)	-	(393,159,892)
Total recognised (expense) income for the year	-	-	-	-	(494,507,390)	411,639,512	7,720,997,490	7,638,129,612	90,995,502	7,729,125,114
Issue of shares by placement	220,000,000	4,085,400,000	-	-	-	-	-	4,305,400,000	-	4,305,400,000
Issue of shares in lieu of cash dividends	69,050,103	-	-	-	-	-	-	69,050,103	-	69,050,103
Premium on issue of shares upon scrip dividends	-	1,537,692,047	-	-	-	-	-	1,537,692,047	-	1,537,692,047
Share issue expenses	-	(90,972,639)	-	-	-	-	-	(90,972,639)	-	(90,972,639)
Cancellation upon repurchase of own shares	(20,734,000)	-	20,734,000	-	-	-	(387,498,312)	(387,498,312)	-	(387,498,312)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(12,200,000)	(12,200,000)
Final dividend – 2007	-	-	-	-	-	-	(1,443,681,200)	(1,443,681,200)	-	(1,443,681,200)
Interim dividend – 2008	-	-	-	-	-	-	(485,741,070)	(485,741,070)	-	(485,741,070)
At 30th June, 2008	**4,878,702,770**	**20,831,496,959**	**388,692,000**	**-**	**313,362,310**	**555,389,180**	**31,755,611,267**	**58,723,254,486**	**263,646,073**	**58,986,900,559**

Note: At 30th June, 2008, retained profits in the sum of HK$2,638,975,753 (2007: HK$2,210,636,980) of certain associates attributable to the Group are distributable by way of dividend subject to the prior consent of their bankers.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June, 2008

	NOTES	2008 *HK$*	2007 *HK$*
OPERATING ACTIVITIES			
Profit before taxation		**8,766,785,283**	7,309,449,668
Adjustments for:			
Finance costs		**386,132,701**	495,816,991
Depreciation		**34,063,710**	25,706,664
Release of prepaid lease payments		**4,993,010**	4,602,365
Gain on disposal of available-for-sale investments		**(272,934,332)**	(30,762,867)
Loss on disposal of property, plant and equipment		**2,882,103**	11,592
Cost of hotel property and investment property written off		**4,783,124**	–
Impairment loss in respect of trade receivables		**3,767,191**	2,356,808
Share of results of associates		**(1,618,445,535)**	(1,313,707,497)
Increase in fair value of investment properties		**(3,909,016,692)**	(2,415,946,051)
Finance income		**(338,555,965)**	(398,105,608)
Gain arising from change in fair value of trading securities		**(71,164,433)**	(210,721,458)
Loss on disposal of investment properties		**133,343**	911,315
Recognition (reversal) of impairment loss in respect of loans receivable		**12,759**	(436,467)
Operating cash flows before movements in working capital		**2,993,436,267**	3,469,175,455
Increase in properties under development		**(7,627,369,643)**	(4,930,155,279)
Decrease in stocks of unsold properties		**1,562,989,611**	2,694,577,808
Increase in hotel inventories		**(1,745,705)**	(572,621)
Increase in trading securities		**(1,314)**	(1,230)
Decrease in accounts and other receivables		**3,137,637,287**	2,222,799,860
Increase (decrease) in accounts and other payables		**866,953,414**	(48,252,607)
Net cash from operations		**931,899,917**	3,407,571,386
Hong Kong Profits Tax paid		**(824,403,777)**	(232,124,957)
Taxation in other jurisdiction paid		**(31,546,710)**	(18,793,905)
NET CASH FROM OPERATING ACTIVITIES		**75,949,430**	3,156,652,524
INVESTING ACTIVITIES			
Purchase of available-for-sale investments		**(43,286,308)**	(37,121,742)
Advances to associates		**(3,553,864,948)**	(1,306,576,767)
Acquisition of assets and liabilities through purchase of subsidiaries	*38(a)*	**(2,147,095,962)**	–
Acquisition of businesses	*38(b)*	**47,517,183**	–
Purchase of investment properties		**(86,945,700)**	(199,629,001)
Capital contribution to associates		**(2,092,470)**	(34,049,709)
Increase in restricted bank deposits		**(48,189,099)**	(24,447,422)
Additions of hotel property		**(2,101,082)**	–
Purchase of property, plant and equipment		**(39,882,560)**	(20,107,294)
Dividends received from associates		**560,256,275**	1,014,195,242
Decrease in long-term loans receivable		**45,090,466**	109,514,048
Interest received		**144,260,430**	157,989,866
Proceeds from disposal of available-for-sale investments		**1,622,176,640**	82,381,940
(Advances to) repayments from investee companies		**(5,663,935)**	3,875,301
Proceeds from disposal of investment properties		**3,751,870**	2,057,758
Proceeds from disposal of property, plant and equipment		**573,662**	571,687
NET CASH USED IN INVESTING ACTIVITIES		**(3,505,495,538)**	(251,346,093)

Consolidated Cash Flow Statement *(Continued)*

For the year ended 30th June, 2008

	2008 HK$	2007 HK$
FINANCING ACTIVITIES		
New bank and other loans	**8,931,518,802**	3,377,102,000
Proceeds from issue of shares	**4,305,400,000**	-
Advances from associates	**653,420,687**	605,226,585
Repayments of bank and other loans	**(8,429,612,750)**	(4,756,092,360)
Repurchase of own shares	**(387,498,312)**	(733,975,785)
Interest paid	**(637,013,476)**	(830,456,458)
Repayments to minority shareholders	**(217,669,956)**	(20,884,868)
Dividends paid	**(322,680,120)**	(380,455,496)
Dividends paid to minority shareholders	**(12,200,000)**	(8,800,000)
Shares issue expenses paid	**(90,972,639)**	(627,698)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**3,792,692,236**	(2,748,964,080)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**363,146,128**	156,342,351
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**3,132,325,533**	2,972,714,890
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**85,294,547**	3,268,292
CASH AND CASH EQUIVALENTS CARRIED FORWARD, representing time deposits, bank balances and cash	**3,580,766,208**	3,132,325,533

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 30th June, 2008

1. GENERAL

The Company is a public listed limited liability company incorporated in Hong Kong. Its ultimate holding company is Tsim Sha Tsui Properties Limited, a public limited company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong.

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in Note 45.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Company and its subsidiaries (the "Group") have applied, for the first time, a number of new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning on 1st July, 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in the prior period under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") *(Continued)*

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective on 1st July, 2007.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 12	Service Concession Arrangements[3]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[4]
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[3]
HK(IFRIC) – Int 15	Agreements for the Construction of Real Estate[1]
HK(IFRIC) – Int 16	Hedges of a Net Investment in a Foreign Operation[5]

[1] Effective for annual periods beginning on or after 1st January, 2009
[2] Effective for annual periods beginning on or after 1st July, 2009
[3] Effective for annual periods beginning on or after 1st January, 2008
[4] Effective for annual periods beginning on or after 1st July, 2008
[5] Effective for annual periods beginning on or after 1st October, 2008

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1st July, 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

The Directors of the Company anticipate that the applications of the other new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

3. PRINCIPAL ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for investment properties and certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited and by the Companies Ordinance.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 *Business Combinations* are recognised at their fair values at the acquisition date.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

3. PRINCIPAL ACCOUNTING POLICIES (Continued)

Interests in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss. The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year.

Where the accounting year end dates of the associates are different from the Group's accounting year end date, their results are accounted for in the Group's financial statements based on their latest audited financial statements and/or management accounts made up to 30th June each year.

Goodwill arising on acquisitions prior to 1st January, 2005

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets and liabilities of the associate recognised at the date of acquisition is recognised as goodwill. From 1st July, 2005 onwards, the Group has discontinued amortisation of goodwill and such goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Goodwill arising on acquisitions on or after 1st January, 2005

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Jointly controlled operations

When the Group undertakes its activities under joint venture arrangements directly, constituted as jointly controlled operations, the Group recognises in the consolidated financial statements the assets that it controls and the liabilities that it incurs; and the expenses that it incurs and its share of the income that it earns from the sale of goods or services by the jointly controlled operations.

Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation. On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the year in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment including buildings held for use in the production or supply of goods or services, or for administrative purposes are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Impairment losses on tangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Properties under development

Properties under development which are developed in the ordinary course of business are included in current assets at the lower of cost and net realisable value.

Stocks of unsold properties

Stocks of unsold properties are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

Hotel inventories

Hotel inventories are stated at the lower of cost and net realisable value. Cost is calculated using weighted average method.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expense in the year in which they are incurred.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Leasehold land and building

The land and building elements of a lease of land and building are considered separately for the purpose of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases, except for those that are classified and accounted for as investment properties under the fair value model.

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period to the net carrying amount of the financial assets at initial recognition.

Income is recognised on an effective interest basis for debt instruments.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss of the Group include financial assets held for trading on initial recognition. A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss excludes any dividend or interest earned on the financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including accounts and other receivables, advances to associates/investee companies, loans receivable, amounts due from subsidiaries/associates, advance to a subsidiary, restricted bank deposits and time deposits, bank balances and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial assets (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. The Group designated debt securities (i.e. club debenture) as available-for-sale financial assets.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment of financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade receivable and loans receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial assets (Continued)

Impairment of financial assets (Continued)

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivable and loans receivable where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable or loans receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial liabilities and equity (Continued)

Convertible bonds

The convertible bonds issued by the Group that contain both the liability and conversion option components are classified separately into respective items on initial recognition. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is classified as an equity instrument.

On initial recognition, the fair value of the liability component is determined using the prevailing market interest rate of similar non-convertible debts. The difference between the gross proceeds of the issue of the convertible bonds and the fair value assigned to the liability component, representing the conversion option for the holder to convert the bonds into equity, is included in equity as equity component of the convertible bonds.

In subsequent periods, the liability component of the convertible bonds is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible bonds equity reserve until the embedded option is exercised in which case the balance stated in convertible bonds equity reserve will be transferred to share premium. Where the option remains unexercised at the expiry date, the balance stated in convertible bonds equity reserve will be released to the retained profits. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible bonds using the effective interest method.

Other financial liabilities

Other financial liabilities (including accounts and other payables, amounts due to a subsidiary/associates, bank borrowings and loans, advances from associates and minority shareholders) are subsequently measured at amortised cost using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire, or the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Revenue recognition

Turnover represents the fair value of amounts received and receivable from sales of properties and services provided.

(a) Revenue from sale of properties in the ordinary course of business is recognised when all of the following criteria are met:

- the significant risks and rewards of ownership of the properties are transferred to buyers;
- neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the properties are retained;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the Group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Income from properties developed for sale is recognised on the execution of a binding sales agreement or when the relevant occupation permit is issued by the respective building authority, whichever is later. Payments received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Revenue recognition *(Continued)*

(b) Rental income under operating leases is recognised on a straight-line basis over the term of the relevant lease.

(c) Building management and service fee income is recognised when the services are rendered.

(d) Interest income from a financial asset excluding financial assets at fair value through profit or loss is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

(e) Dividend income from investments including financial assets at fair value through profit or loss is recognised when the shareholders' rights to receive payment have been established.

(f) Hotel income is recognised when services are provided.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Retirement benefits costs

Payments to the retirement benefit schemes are charged as an expense when employees have rendered service entitling them to the contributions.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, management makes various estimates based on past experiences, expectations of the future and other information. The key sources of estimation uncertainty that have a significant risk of causing a material adjustments to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Estimated net realisable value on properties under development

In determining whether allowances should be made to the Group's properties under development, the Group takes into consideration the current market environment and the estimated market value (i.e. the estimated selling price less estimated costs of selling expenses) less estimated costs to completion of the properties. An allowance is made if the estimated market value is less than the carrying amount. If the actual net realisable value on properties under development is less than expected as a result of change in market condition and/or significant variation in the budgeted development cost, material provision for impairment losses may result. The carrying amount of the properties under development is HK$25,239,750,206 (2007: HK$17,757,888,770).

4. KEY SOURCES OF ESTIMATION UNCERTAINTY *(Continued)*

Allowance for stocks of unsold properties

Management exercises its judgment in making allowance for stocks of unsold properties with reference to the existing market environment, the sales performance in previous years and estimated market value of the properties, i.e. the estimated selling price less estimated costs of selling expenses. A specific allowance for stocks of unsold properties is made if the estimated market value of the property is lower than its carrying amount. The specific allowance for stocks of unsold properties is made based on the estimation of net realisable value on the unsold properties. If the actual net realisable values of the stocks of unsold properties are less than expected as a result of change in market condition, material provision for impairment losses may result. The carrying amount of the stocks of unsold properties is HK$1,135,656,917 (2007: HK$1,992,746,887).

Depreciation on hotel property

In determining the estimated useful life of the hotel property, the management makes reference to the relevant term of lease of the hotel property, which is 96 years. Any changes to the estimated useful life of the hotel property may cause a material adjustment to the carrying amount and the depreciation charge within the next financial year.

At 30th June, 2008, the carrying amount of the hotel property is HK$940,436,535 net of accumulated depreciation of HK$78,119,291 (2007: HK$850,461,498, net of accumulated depreciation of HK$60,237,390). Details of the movement of the hotel property are disclosed in Note 19.

Income taxes

As detailed in Notes 15 and 23, the Inland Revenue Department ("IRD") had initiated tax inquiries and issued notices of assessment for additional taxes against certain wholly-owned subsidiaries of the Company and certain wholly-owned subsidiaries of the Group's associates in respect of the deductions on certain loan interest and related expenses.

The Directors are of the opinion, together with the advice from the Company's tax advisors, that the outcome of these assessments cannot presently be estimated. The Directors are also of the opinion that the payment of the additional taxes is not probable or it has reasonable ground to contest the assessments issued by the IRD and therefore, no provision has been made in the consolidated financial statements.

If the objections made to the IRD were unsuccessful, there would be an increase in the Group's ultimate tax liability arising from subsidiaries and decrease in interests in associates in respect of the Group's share of the ultimate tax liability.

Fair value of investment properties

Investment properties are carried in the balance sheet at 30th June, 2008 at their fair value of HK$32,869,587,643 (2007: HK$23,806,439,783). The fair value was based on a valuation on these properties conducted by an independent firm of professional valuers using property valuation techniques which involve certain assumptions of market conditions. Favourable or unfavourable changes to these assumptions would result in changes in the fair value of the Group's investment properties and corresponding adjustments to the amount of gain or loss reported in the consolidated income statement.

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

5. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt, which includes bank borrowings, advances from associates and minority shareholders and equity attributable to equity holders of the Company, comprising issued share capital, retained profits and other reserves as disclosed in consolidated statement of changes of equity.

The management of the Group reviews the capital structure periodically. As a part of this review, the management of the Group consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new shares issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

There are no changes on the Group's approach to capital management during the year.

6. FINANCIAL INSTRUMENTS

Categories of financial instruments

	THE COMPANY		THE GROUP	
	2008	2007	**2008**	2007
	HK$	*HK$*	***HK$***	*HK$*
Financial assets				
Fair value through profit or loss trading securities	**940,089,485**	869,004,738	**943,242,485**	872,076,738
Available-for-sale investments	**1,126,371,004**	1,118,034,202	**1,613,861,516**	3,414,324,906
Loans and receivables (including cash and cash equivalents)	**38,360,872,111**	31,272,916,345	**16,238,630,942**	17,626,215,103
Financial liabilities				
Amortised cost	**80,660,611**	48,647,202	**20,557,543,679**	19,465,020,497
Financial guarantee contracts	**16,988,097**	9,366,238	**16,988,097**	9,366,238

Financial risk management objectives and policies

The Group's major financial instruments includes accounts and other receivables, advances to associates/investee companies, loans receivable, trading securities, available-for-sale investments, amounts due from/to associates, restricted bank deposits, time deposits, bank balances and cash, accounts and other payables, financial guarantee contracts, bank borrowings and loans, advances from associates and minority shareholders.

The Company's major financial instruments includes accounts and other receivables, advance to a subsidiary, trading securities, available-for-sale investments, amounts due from/to subsidiaries/associates, time deposits, bank balances and cash, accounts and other payables and financial guarantee contracts.

Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

6. FINANCIAL INSTRUMENTS *(Continued)*

Financial risk management objectives and policies *(Continued)*

Market risk

The Group's activities expose primarily to the financial risks of changes in foreign currency exchange rates, interest rates and other equity price. There has been no change to the Group's exposure to market risks or the manner in which it manages and measures the risks. Details of each type of market risks are described as follows:

Currency risk

The Group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arises. The Group currently does not use any derivative contracts to hedge against its exposure to currency risk. The Group manages its foreign currency risk by closely monitoring the movement of the foreign currency rates.

The Company's transactions and balances are primarily denominated in Hong Kong dollars ("HKD"), the functional currency of the Company, as such, the Company has no significant exposures to currency risk.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the respective balance sheet dates are as follows:

	THE GROUP	
	2008	2007
	HK$	*HK$*
Assets		
Renminbi ("RMB")	**1,322,915,752**	793,764,058
United States Dollars ("USD")	**826,468**	152,760,929
Liabilities		
RMB	**1,208,498,527**	638,753,887

Foreign currency sensitivity analysis

The Group's foreign currency risk is mainly concentrated on the fluctuation of RMB against HKD functional currency of the relevant group entities. The exposure of USD against HKD is considered insignificant as HKD is pegged to USD, therefore is excluded from the sensitivity analysis below.

The sensitivity analysis below has been determinated based on the exposure to 5% increase and decrease in RMB against HKD. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjust their translation at the year end for a 5% change in foreign currency rates. A positive number indicates an increase in profit for the year where RMB strengthens against HKD. For a weakening of RMB against HKD, there would be an equal and opposite impact on the profit and the balances below would be negative.

6. FINANCIAL INSTRUMENTS *(Continued)*

Financial risk management objectives and policies *(Continued)*

Market risk (Continued)

Foreign currency sensitivity analysis (Continued)

	THE GROUP	
	2008	2007
	HK$	*HK$*
RMB	**5,720,861**	7,750,509

Certain available-for-sale investments are denominated in foreign currency of the group entities. For available-for-sale investment, an increase/decrease in 5% of Singaporean dollar against the functional currency of the relevant group entities would result in an increase/decrease of HK$14,456,112 (2007: HK$16,400,215) in the Group's investment revaluation reserve.

Interest rate risk

Loans, bank balances and bank borrowings at floating rates expose the Group to cash flow interest rate risk. Payables at fixed rates expose the Group to fair value interest rate risk (Note 30). The Group currently does not have an interest rate hedging policy. However, management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of HIBOR or SIBOR arising from the bank borrowings.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for the floating rate loans receivable and bank borrowings. The analysis is prepared assuming that the change in interest rate had occurred at respective balance sheet date and had been applied to the exposure to interest rate risk for these financial assets and liabilities in existence at that date and outstanding for the whole year. The 50 basis points represent the best estimation of the possible change in the interest rates over the period until the next balance sheet date.

At the respective balance sheet dates, if interest rates had increased/decreased by 50 basis points and all other variables were held constant, the Group's profit for the year would have decreased/increased by approximately HK$73,775,955 (2007: HK$74,510,974). The Company has no significant interest rate risk.

6. FINANCIAL INSTRUMENTS *(Continued)*

Financial risk management objectives and policies *(Continued)*

Market risk (Continued)

Other price risk

The Group is exposed to equity price risk through its investments in equity securities. The management manages this exposure by maintaining a portfolio of investments with different risks and returns. The Group's equity price risk is primarily arising from listed entity securities which are mainly concentrated on blue chip stocks quoted in the Stock Exchange. In this regards, the management considers the Group's exposure to equity price risk is reduced.

Other price risk sensitivity analysis

The following tables show the sensitivity to equity price risk on the available-for-sale investments and trading securities which are carried at fair value at each balance sheet date while all other variables were held constant. Sensitivity rate of 5% represents management's assessment of the reasonably possible change in equity price.

	THE COMPANY		THE GROUP	
	2008	2007	**2008**	2007
	HK$	*HK$*	***HK$***	*HK$*
Available-for-sale investments				
Increase (decrease) in investment revaluation reserve				
– as a result of increase in equity price	**56,318,550**	55,901,710	**80,693,076**	170,716,245
– as a result of decrease in equity price	**(56,318,550)**	(55,901,710)	**(80,693,076)**	(170,716,245)
Trading securities				
Increase (decrease) in profit for the year				
– as a result of increase in equity price	**39,248,736**	35,846,445	**39,380,374**	35,973,165
– as a result of decrease in equity price	**(39,248,736)**	(35,846,445)	**(39,380,374)**	(35,973,165)

6. FINANCIAL INSTRUMENTS *(Continued)*

Financial risk management objectives and policies *(Continued)*

Credit risk

At each balance sheet date, the Group's and the Company's maximum exposure to credit risk in the event of the counterparties failure to discharge their obligations are in relation to each class of recognised financial assets as stated in the balance sheets and the amount of contingent liabilities as disclosed in Note 41. In order to minimize the credit risk of trade receivables, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts.

Also, the Group is subject to concentration of credit risks as over 92% (2007: 71%) of the Group's receivables are receivables from a number of associates/investee companies. The Company is also subject to concentration of credit risk for the receivables from a number of subsidiaries. In order to minimise the credit risk and the concentration of credit risk, the Company and the Group reviews the recoverable amount of each individual receivable regularly to ensure that adequate impairment losses are recognised for irrecoverable amounts. In this regard, the Directors consider that the Company's and the Group's credit risk is significantly reduced.

With respect to credit risk arising from advances to associates/investee companies/subsidiary and amounts due from associates/subsidiaries, the Company's and the Group's exposure to credit risk arising from default of the counterparty is limited as the counterparty has good history of repayment and the Group and the Company do not expect to incur a significant loss for uncollected advances to associates/investee companies/subsidiary and amounts due from associates/subsidiaries.

The credit risk on liquid fund is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Other than concentration of credit risk on advances to associates/investee companies and amounts due from associates, the Group does not have any other significant concentration of credit risk. Trade receivables and loans receivable consist of a large number of customers and borrowers.

Liquidity risk

In the management of the liquidity risk, the Company and the Group monitor and maintain a level of cash and cash equivalents deemed adequate by the management to finance the Company's and the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

6. FINANCIAL INSTRUMENTS *(Continued)*

Financial risk management objectives and policies *(Continued)*

Liquidity risk (Continued)

The following table details the Company's and the Group's contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company and the Group can be required to pay. The table includes both interest and principal cash flows.

THE COMPANY

	Weighted average effective interest rate %	Repayable on demand or less than 1 month *HK$*	1-3 months *HK$*	3 months to 1 year *HK$*	1-2 years *HK$*	2-5 years *HK$*	Total undiscounted cash flows *HK$*	Carrying amount *HK$*
2008								
Accounts and other payables	**N/A**	**4,013,902**	**-**	**-**	**-**	**-**	**4,013,902**	**4,013,902**
Other non-interest bearing liabilities	**N/A**	**76,646,709**	**-**	**-**	**-**	**-**	**76,646,709**	**76,646,709**
		80,660,611	**-**	**-**	**-**	**-**	**80,660,611**	**80,660,611**
2007								
Accounts and other payables	N/A	2,813,356	-	585	-	-	2,813,941	2,813,941
Other non-interest bearing liabilities	N/A	45,833,261	-	-	-	-	45,833,261	45,833,261
		48,646,617	-	585	-	-	48,647,202	48,647,202

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

6. FINANCIAL INSTRUMENTS *(Continued)*

Financial risk management objectives and policies *(Continued)*

Liquidity risk (Continued)

THE GROUP

	Weighted average effective interest rate	Repayable on demand or less than 1 month	1-3 months	3 months to 1 year	1-2 years	2-5 years	Over 5 years	Total undiscounted cash flows	Carrying amount
	%	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
2008									
Accounts and other payables									
– non-interest bearing	**N/A**	**296,002,690**	**47,603,316**	**571,721,483**	**-**	**-**	**-**	**915,327,489**	**915,327,489**
– fixed rate	**7.25**	**1,119,383**	**309,661**	**26,865,780**	**-**	**-**	**-**	**28,294,824**	**26,591,687**
Other liabilities									
– non-interest bearing	**N/A**	**1,420,298,993**	**-**	**-**	**1,567,499,380**	**-**	**-**	**2,987,798,373**	**2,930,644,483**
– fixed rate	**3.78**	**1,072,852**	**2,145,705**	**9,655,672**	**240,958,512**	**263,553,898**	**-**	**517,386,639**	**484,274,698**
– fixed rate	**0.5**	**1,261**	**2,522**	**11,349**	**3,027,446**	**-**	**-**	**3,042,578**	**3,027,446**
Borrowings									
– variable rate	**3.78**	**545,790,576**	**1,235,782,742**	**2,794,061,403**	**6,481,735,765**	**5,954,371,240**	**-**	**17,011,741,726**	**16,197,677,876**
		2,264,285,755	**1,285,843,946**	**3,402,315,687**	**8,293,221,103**	**6,217,925,138**	**-**	**21,463,591,629**	**20,557,543,679**
2007									
Accounts and other payables									
– non-interest bearing	N/A	375,530,776	46,917,792	505,077,676	-	-	-	927,526,244	927,526,244
– fixed rate	9.75	197,156	394,311	25,842,568	-	-	-	26,434,035	24,265,322
Other liabilities									
– non-interest bearing	N/A	123,215,023	-	-	1,571,269,008	-	-	1,694,484,031	1,627,202,922
– fixed rate	4.47	1,851,755	3,703,510	655,419,680	269,310,771	271,012,940	-	1,201,298,656	1,132,020,932
– fixed rate	0.5	88,685	177,370	798,165	212,844,823	-	-	213,909,043	212,844,823
Borrowings									
– variable rate	4.47	392,810,973	184,152,930	3,874,690,701	2,337,144,601	10,360,678,333	-	17,149,477,538	15,541,160,254
		893,694,368	235,345,913	5,061,828,790	4,390,569,203	10,631,691,273	-	21,213,129,547	19,465,020,497

At 30th June, 2008 and 2007, it was not probable that the counterparty to the financial guarantee contract will claim under the contract. Consequently, the carrying amount of financial guarantee contracts of HK$16,988,097 (2007: HK$9,366,238) has not been presented above.

6. FINANCIAL INSTRUMENTS *(Continued)*

Fair values of financial instruments

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices.
- the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices and rates from observable current market transactions as input.

The Directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

7. TURNOVER

	2008	2007
	HK$	*HK$*
Sales of properties held for sale	**3,625,415,758**	5,362,349,842
Gross rental income from properties	**1,437,535,177**	1,148,641,446
Building management and service fee income	**575,953,559**	530,707,294
Hotel operations	**487,126,108**	395,680,760
Interest income from loans receivables	**8,261,301**	14,960,061
Dividend income		
listed investments	**93,704,591**	63,614,269
unlisted investments	**19,197,004**	13,236,000
Others	**3,865,000**	2,870,000
	6,251,058,498	7,532,059,672

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

8. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, investments in securities, financing, hotel and property management and services. These operating divisions are the basis on which the Group reports its primary segment information as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 30th June, 2008

	Property *HK$*	Investments in securities *HK$*	Financing *HK$*	Hotel *HK$*	Property management and services *HK$*	Elimination *HK$*	Consolidated *HK$*
TURNOVER							
Property rental	1,437,535,177	-	-	-	-	-	1,437,535,177
Property sales	3,629,280,758	-	-	-	-	-	3,629,280,758
Hotel operations	-	-	-	487,126,108	-	-	487,126,108
Management services	78,240,079	-	-	-	497,713,480	-	575,953,559
Dividend income from equity investments	-	112,901,595	-	-	-	-	112,901,595
Financing	-	-	8,261,301	-	-	-	8,261,301
	5,145,056,014	112,901,595	8,261,301	487,126,108	497,713,480	-	6,251,058,498
Inter-segment sales*	-	-	-	-	25,528,645	(25,528,645)	-
Segment revenue	5,145,056,014	112,901,595	8,261,301	487,126,108	523,242,125	(25,528,645)	6,251,058,498
Other income	40,283,835	106,276	2,089,121	2,659,997	31,617,275	-	76,756,504
	5,185,339,849	113,007,871	10,350,422	489,786,105	554,859,400	(25,528,645)	6,327,815,002
SEGMENT RESULT	6,785,766,861	456,999,411	10,350,422	155,749,641	90,304,652	-	7,499,170,987
Unallocated other income							177,481,777
Unallocated corporate expenses							(480,736,280)
Net finance costs							(47,576,736)
Share of results of associates	1,552,101,036	(4,819)	310,542	66,254,743	(215,967)	-	1,618,445,535
Profit before taxation							8,766,785,283
Income tax expense							(954,792,291)
Profit for the year							7,811,992,992

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

CONSOLIDATED BALANCE SHEET
At 30th June, 2008

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Property management and services HK$	Consolidated HK$
ASSETS						
Segment assets	59,184,706,246	2,584,538,315	134,849,209	2,200,248,680	205,996,617	64,310,339,067
Interests in associates	5,620,136,046	52,436,133	(743,763)	752,701,894	(56,880,535)	6,367,649,775
Advances to associates	8,280,343,295	1,350,392,340	-	-	836,347,360	10,467,082,995
Amounts due from associates	856,481,074	8,237,396	4,915,187	-	64,027,072	933,660,729
Unallocated corporate assets						4,154,952,376
Consolidated total assets						86,233,684,942
LIABILITIES						
Segment liabilities	3,747,610,565	27,339,963	45,738,988	120,906,635	148,794,262	4,090,390,413
Amounts due to associates	1,408,777,360	777,242	-	-	10,744,391	1,420,298,993
Advances from associates	1,735,017,001	-	-	255,846,530	-	1,990,863,531
Borrowings						16,197,677,876
Unallocated corporate liabilities						3,547,553,570
Consolidated total liabilities						27,246,784,383

OTHER INFORMATION
For the year ended 30th June, 2008

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Property management and services HK$	Consolidated HK$
Release of prepaid lease payments	-	-	-	4,993,010	-	4,993,010
Capital additions						
– Properties, plant and equipment	10,256,635	-	-	17,434,375	12,198,609	39,889,619
– Investment properties	4,965,784,729	-	-	12,004,472	-	4,977,789,201
– Hotel properties	-	-	-	2,101,082	-	2,101,082
Depreciation	2,528,188	107,225	-	21,890,203	9,538,094	34,063,710
Cost of hotel property and investment property written off	1,052,286	-	-	3,730,838	-	4,783,124
Fair value gains						
– Investment properties	3,909,016,692	-	-	-	-	3,909,016,692
– Trading securities	-	71,164,433	-	-	-	71,164,433
Gain on disposal of available-for-sale investments	-	272,934,332	-	-	-	272,934,332

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

CONSOLIDATED INCOME STATEMENT
For the year ended 30th June, 2007

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Property management and services HK$	Elimination HK$	Consolidated HK$
TURNOVER							
Property rental	1,148,641,446	–	–	–	–	–	1,148,641,446
Property sales	5,365,219,842	–	–	–	–	–	5,365,219,842
Hotel operations	–	–	–	395,680,760	–	–	395,680,760
Management services	69,847,814	–	–	–	460,859,480	–	530,707,294
Dividend income from equity investments	–	76,850,269	–	–	–	–	76,850,269
Financing	–	–	14,960,061	–	–	–	14,960,061
	6,583,709,102	76,850,269	14,960,061	395,680,760	460,859,480	–	7,532,059,672
Inter-segment sales*	–	–	–	–	24,041,658	(24,041,658)	–
Segment revenue	6,583,709,102	76,850,269	14,960,061	395,680,760	484,901,138	(24,041,658)	7,532,059,672
Other income	54,841,223	16,989,581	308,635	666,382	37,990,507	–	110,796,328
	6,638,550,325	93,839,850	15,268,696	396,347,142	522,891,645	(24,041,658)	7,642,856,000
SEGMENT RESULT	5,876,973,686	335,324,175	15,268,696	128,205,764	92,363,467	–	6,448,135,788
Unallocated corporate expenses							(354,682,234)
Net finance costs							(97,711,383)
Share of results of associates	1,269,443,596	2,222,778	383,812	32,422,216	9,235,095	–	1,313,707,497
Profit before taxation							7,309,449,668
Income tax expense							(888,225,872)
Profit for the year							6,421,223,796

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

CONSOLIDATED BALANCE SHEET
At 30th June, 2007

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Property management and services HK$	Consolidated HK$
ASSETS						
Segment assets	45,779,622,561	4,304,369,116	200,946,005	2,702,235,703	321,264,220	53,308,437,605
Interests in associates	4,900,592,528	1,329,669	(2,837,816)	686,447,151	14,076,383	5,599,607,915
Advances to associates	8,446,179,288	–	–	–	815,388,893	9,261,568,181
Amounts due from associates	801,538,227	9,537,857	17,822,709	–	65,975,200	894,873,993
Unallocated corporate assets						3,652,763,237
Consolidated total assets						72,717,250,931
LIABILITIES						
Segment liabilities	3,043,619,737	14,877,489	41,475,510	61,464,381	107,387,838	3,268,824,955
Amounts due to associates	750,247,748	580,238	–	–	11,140,924	761,968,910
Advances from associates	1,739,521,212	–	–	246,124,496	–	1,985,645,708
Borrowings						15,541,160,254
Unallocated corporate liabilities						3,393,924,588
Consolidated total liabilities						24,951,524,415

OTHER INFORMATION
For the year ended 30th June, 2007

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Property management and services HK$	Consolidated HK$
Release of prepaid lease payments	–	–	–	4,602,365	–	4,602,365
Capital additions						
– Property, plant and equipment	2,367,176	–	–	7,621,070	10,119,048	20,107,294
– Investment property	199,629,001	–	–	–	–	199,629,001
Depreciation	861,687	–	–	16,739,994	8,104,983	25,706,664
Cost of investment property written off	4,405,005	–	–	–	–	4,405,505
Fair value gains						
– Investment properties	2,415,946,051	–	–	–	–	2,415,946,051
– Trading securities	–	210,721,458	–	–	–	210,721,458
Gain on disposal of available-for-sale investments	–	30,762,867	–	–	–	30,762,867

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from activities in Hong Kong.

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

9. FINANCE INCOME

	2008 HK$	2007 HK$
Interest income on:		
advances to associates	**42,333,425**	61,786,703
advances to investee companies	**916,221**	979,864
bank deposits	**101,010,785**	95,223,298
Imputed interest income on non-current interest-free advances to associates	**189,303,393**	237,078,415
Financial guarantee income	**4,992,141**	3,037,328
	338,555,965	398,105,608

10. FINANCE COSTS

	2008 HK$	2007 HK$
Interest and other finance costs on:		
bank loans wholly repayable within five years	**570,802,265**	790,162,681
other loans wholly repayable within five years	**22,708,695**	22,637,271
Effective interest expense on convertible bonds	–	21,974,323
Imputed interest expense on non-current interest-free advances from associates	**67,281,109**	60,900,450
	660,792,069	895,674,725
Less: Amounts capitalised to properties under development	**(274,659,368)**	(399,857,734)
	386,132,701	495,816,991

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

11. SHARE OF RESULTS OF ASSOCIATES

	2008	2007
	HK$	*HK$*
Share of results of associates comprises:		
Share of profits of associates	**1,987,624,517**	1,567,114,903
Share of taxation of associates	**(369,178,982)**	(253,407,406)
	1,618,445,535	1,313,707,497

Share of profits of associates included the Group's share of an increase in fair value of investment properties of the associates of HK$1,141,843,694 (2007: HK$524,097,086) recognised in the income statements of the associates.

12. PROFIT BEFORE TAXATION

	2008	2007
	HK$	*HK$*
(a) Profit before taxation has been arrived at after charging (crediting):		
Staff costs including Directors' remuneration:		
Staff salaries and other benefits	**790,347,529**	703,195,993
Retirement benefit scheme contributions	**29,394,951**	26,112,985
Total staff costs	**819,742,480**	729,308,978
Release of prepaid lease payments (included in administrative expenses)	**4,993,010**	4,602,365
Auditor's remuneration		
– audit services	**3,623,493**	2,954,867
– non audit services	**609,500**	635,000
Cost of hotel inventories sold	**50,235,740**	39,978,381
Cost of properties sold	**1,676,327,042**	2,413,394,542
Depreciation	**34,063,710**	25,706,664
Loss on disposal of property, plant and equipment	**2,882,103**	11,592
Impairment losses recognised on receivables	**3,767,191**	2,356,808
Net exchange gain	**(17,197,638)**	(23,964,555)
Interest on deposit paid *(Note b)*	**(177,481,777)**	–
Loss on disposal of investment properties	**133,343**	911,315
Cost of hotel property and investment property written off	**4,783,124**	–

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

12. PROFIT BEFORE TAXATION *(Continued)*

(b) In relation to the legal proceedings between the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner") and Hang Lung Group Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel, the Court of Final Appeal on 5th February, 2007 handed down a judgment to allow the appeal by Mariner against Hang Lung so as to : (i) set aside the judgments of the High Court and the Court of Appeal; (ii) declare that Hang Lung repudiated the agreement; (iii) order repayment by Hang Lung to Mariner of its deposit with interest to be assessed by the High Court if not agreed; (iv) award Mariner damages to be assessed by the High Court; and (v) direct that costs in the proceedings (at all levels) to be dealt with on written submissions by the parties.

On 6th February, 2007, Hang Lung repaid the deposit sum of HK$321,000,000 to Mariner. On 15th January, 2008, the High Court handed down a decision on the interest rate to be used to calculate the interest cost in relation to the deposit paid by Mariner. On 16th January, 2008, following the decision of the High Court, Hang Lung paid a sum of HK$177,481,777 representing the interest cost to Mariner leaving the damages and costs to be agreed or decided by the courts. The sum received was included in other income. Actions against Hang Lung for damages and costs are in progress.

13. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the ten (2007: nine) directors were as follows:

2008

	Mr. Robert Ng Chee Siong HK$	Mr. Raymond Tong Kwok Tung HK$	Mr. Yu Wai Wai HK$	Mr. Thomas Tang Wing Yung HK$	Mr. Daryl Ng Win Kong HK$	Mr. Ringo Chan Wing Kwong HK$	The Honourable Ronald Joseph Arculli HK$ *(Note ii)*	Dr. Allan Zeman HK$	Mr. Adrian David Li Man-kiu HK$	Dr. Fu Yuning HK$	Total HK$
Fees	30,000	40,000	20,000	20,000	30,000	10,000	60,000	190,000	190,000	180,000	770,000
Other emoluments											
Salaries and other benefits	1,226,760	4,052,250	5,059,051	5,562,238	742,288	1,268,460	-	-	-	-	17,911,047
Retirement benefit scheme contributions	12,000	12,000	36,000	18,000	12,000	18,000	-	-	-	-	108,000
Discretionary bonus *(Note i)*	-	663,760	1,028,000	3,129,310	131,930	-	-	-	-	-	4,953,000
Total emoluments	1,268,760	4,768,010	6,143,051	8,729,548	916,218	1,296,460	60,000	190,000	190,000	180,000	23,742,047

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

13. DIRECTORS' EMOLUMENTS *(Continued)*

2007

	Mr. Robert Ng Chee Siong *HK$*	Mr. Raymond Tong Kwok Tung *HK$*	Mr. Yu Wai Wai *HK$*	Mr. Thomas Tang Wing Yung *HK$*	Mr. Daryl Ng Win Kong *HK$*	The Honourable Ronald Joseph Arculli *HK$* *(Note ii)*	Dr. Allan Zeman *HK$*	Mr. Adrian David Li Man-kiu *HK$*	Dr. Fu Yuning *HK$*	Total *HK$*
Fees	30,000	40,000	20,000	20,000	30,000	60,000	190,000	190,000	180,000	760,000
Other emoluments										
Salaries and other benefits	1,226,760	3,915,210	4,907,472	5,511,012	708,469	–	–	–	–	16,268,923
Retirement benefit scheme contributions	12,000	12,000	36,000	18,000	12,000	–	–	–	–	90,000
Discretionary bonus *(Note i)*	–	3,630,983	1,400,000	10,800,000	–	–	–	–	–	15,830,983
Total emoluments	1,268,760	7,598,193	6,363,472	16,349,012	750,469	60,000	190,000	190,000	180,000	32,949,906

Note i: Discretionary bonus is determined primarily based on the performance of each director and the profitability of the Group.

Note ii: A consultancy fee of HK$1,666,664 (2007: HK$1,666,664) was paid to Ronald Arculli and Associates, of which The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP is the sole proprietor.

14. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2007: three) are Executive Directors of the Company whose emoluments are included in Note 13 above. The emoluments of the remaining two (2007: two) individuals disclosed pursuant to the Listing Rules are as follows:

	2008 ***HK$***	2007 *HK$*
Salaries and other emoluments (including basic salaries, housing allowances, other allowances and benefits in kind)	**6,515,976**	5,912,892
Retirement benefit scheme contributions	**54,000**	18,000
Discretionary bonus	**1,454,017**	626,323
	8,023,993	6,557,215

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

14. EMPLOYEES' EMOLUMENTS *(Continued)*

The emoluments were within the following bands:

	Number of individuals	
	2008	2007
HK$		
3,000,001 – 3,500,000	**–**	2
3,500,001 – 4,000,000	**1**	–
4,000,001 – 4,500,000	**1**	–

For the years ended 30th June, 2008 and 2007, no emoluments were paid by the Group to these five highest paid individuals, including Directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, no Director waived any emoluments.

15. INCOME TAX EXPENSE

	2008	2007
	HK$	*HK$*
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax		
Provision for the year calculated at 16.5% (2007: 17.5%)	**383,690,926**	458,545,248
Prior year tax reduction	**(1,213,086)**	–
Overprovision in previous years	**(1,262,275)**	(304,994)
	381,215,565	458,240,254
Taxation in other jurisdictions		
Provision for the year	**37,316,971**	30,540,538
(Over)underprovision in previous years	**(229,896)**	7,250,927
	418,302,640	496,031,719
Deferred taxation *(Note 34)*		
Current year	**660,967,047**	392,194,153
Attributable to change in tax rate	**(124,477,396)**	–
	536,489,651	392,194,153
	954,792,291	888,225,872

15. INCOME TAX EXPENSE *(Continued)*

On 26th June, 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which includes the reduction in corporate profits tax rate by 1% to 16.5% effective from the year of assessment 2008/09. Accordingly, Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the year. The effect of decrease in profits tax rate has been reflected in measuring the current and deferred tax for the year ended 30th June, 2008.

Taxation in other jurisdictions is provided for in accordance with the respective local requirements.

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2008	2007
	HK$	*HK$*
Profit before taxation	**8,766,785,283**	7,309,449,668
Tax at Hong Kong Profits Tax rate of 16.5% (2007: 17.5%)	**1,446,519,572**	1,279,153,692
Tax effect of share of results of associates	**(267,043,514)**	(229,898,812)
Tax effect of expenses not deductible for tax purpose	**21,122,350**	18,187,328
Tax effect of income not taxable for tax purpose	**(107,475,465)**	(129,514,733)
(Over)underprovision in previous years	**(1,492,171)**	6,945,933
Effect of tax reduction	**(1,213,086)**	–
Tax effect of tax losses not recognised	**11,919,211**	56,349,411
Tax effect of deferred tax assets not recognised	**80,022,402**	58,792,714
Utilisation of tax losses previously not recognised	**(59,966,581)**	(67,994,163)
Utilisation of deferred tax assets previously not recognised	**(56,001,999)**	(108,492,107)
Decrease in opening deferred tax liabilities resulting from a decrease in Hong Kong Profits Tax rate	**(124,477,396)**	–
Effect of different tax rates of subsidiaries operating in other jurisdictions	**12,878,968**	4,696,609
Tax charge for the year	**954,792,291**	888,225,872

Details of deferred taxation are set out in Note 34.

The IRD initiated tax inquiries for the years of assessment 1995/96 to 2001/02 on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$447,572,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. The IRD agreed to hold over the tax claim subject to the purchase of tax reserve certificates (the "TRC") of approximately HK$109,940,000 for those years of assessments. These TRC have been purchased by the Group. After considering the advice from the tax advisors and in view of the tax inquiries are still at the stage of collation of evidence, in the opinion of the Directors of the Company, the ultimate outcome of these tax inquiries cannot presently be determined. The Directors are also of the opinion that the payment of the additional taxes is not probable and therefore, no provision for any liabilities from the assessment that may result has been made.

15. INCOME TAX EXPENSE *(Continued)*

The IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on another wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 were issued to City Empire for the years under review and objections were properly lodged with the IRD by City Empire. The IRD agreed to hold over the tax claim subject to the purchase of TRC of approximately HK$131,719,000 for those years of assessments. These TRC have been purchased by the Group. After considering the advice from the tax advisors, the Directors believe that City Empire has reasonable ground to contest the assessments issued by the IRD. No provision for the assessments has been made.

16. DIVIDENDS

	2008	2007
	HK$	*HK$*
Dividends recognised as distribution during the year:		
Final dividend for the year ended 30th June, 2007: HK30 cents (2007: HK30 cents for the year ended 30th June, 2006) per share	**1,443,681,200**	1,347,557,347
Interim dividend for the year ended 30th June, 2008: HK10 cents (2007: HK8.5 cents for the year ended 30th June, 2007) per share	**485,741,070**	391,672,138
	1,929,422,270	1,739,229,485

During the year, scrip dividends were offered in respect of the 2007 final and 2008 interim dividends. These scrip alternatives were accepted by the majority of shareholders, as follows:

	2008 Interim dividend	2007 Final dividend
	HK$	*HK$*
Dividends:		
Cash	75,901,189	246,778,931
Scrip alternatives	409,839,881	1,196,902,269
	485,741,070	1,443,681,200

A final dividend of HK30 cents per share for the year ended 30th June, 2008 has been proposed by the Directors and is subject to approval by the shareholders in the forthcoming Annual General Meeting.

17. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2008	2007
	HK$	*HK$*
Earnings for the purpose of basic earnings per share	**7,720,997,490**	6,267,284,721
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax		18,128,817
Earnings for the purpose of diluted earnings per share		6,285,413,538
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	**4,790,072,940**	4,489,288,050
Effect of dilutive potential ordinary shares:		
Convertible bonds		103,877,481
Weighted average number of ordinary shares for the purpose of diluted earnings per share		4,593,165,531

No diluted earnings per share has been presented for the year ended 30th June, 2008 as there is no potential ordinary shares during the year.

18. INVESTMENT PROPERTIES

	Investment properties in Hong Kong held under long leases *HK$*	Investment properties in Hong Kong held under medium-term leases *HK$*	Properties under redevelopment in Hong Kong *HK$*	Investment property in Singapore held under a long lease *HK$*	Total *HK$*
THE GROUP					
FAIR VALUE					
At 1st July, 2006	1,430,000,000	18,860,252,526	–	373,587,750	20,663,840,276
Exchange realignment	–	–	–	18,293,230	18,293,230
Additions	138,132,590	61,048,579	447,832	–	199,629,001
Transfer from properties under development upon completion	516,105,803	–	–	–	516,105,803
Reclassification	(195,000,000)	–	195,000,000	–	–
Disposals	–	(2,969,073)	–	–	(2,969,073)
Write off	–	–	–	(4,405,505)	(4,405,505)
Increase in fair value	182,567,410	2,190,021,948	21,552,168	21,804,525	2,415,946,051
At 30th June, 2007	2,071,805,803	21,108,353,980	217,000,000	409,280,000	23,806,439,783
Exchange realignment	–	–	–	60,671,600	60,671,600
Additions	13,464,098	59,469,222	2,007,908	12,004,472	86,945,700
Arising on acquisition of subsidiaries *(Note 38)*	–	4,890,843,501	–	–	4,890,843,501
Transfer from properties under development upon completion	–	120,607,866	–	–	120,607,866
Disposals	–	(3,885,213)	–	–	(3,885,213)
Write off	–	–	–	(1,052,286)	(1,052,286)
Increase in fair value	450,722,491	3,226,068,145	30,992,092	201,233,964	3,909,016,692
At 30th June, 2008	**2,535,992,392**	**29,401,457,501**	**250,000,000**	**682,137,750**	**32,869,587,643**

The fair values of the Group's investment properties at 30th June, 2008 and 2007 have been arrived at on the basis of valuations carried out as at that date by Knight Frank Petty Ltd., a firm of independent qualified professional property valuers not connected with the Group. The valuations were arrived at by reference to market evidence of recent transaction prices for similar properties and/or on the basis of discounted cash flow projections based on estimates of future rental income from properties using current market rentals and yields as inputs.

19. HOTEL PROPERTY

	Hotel property in Singapore held under a long lease *HK$*
THE GROUP	
COST	
At 1st July, 2006	869,308,457
Exchange realignment	41,390,431
At 30th June, 2007	910,698,888
Exchange realignment	109,486,694
Additions	2,101,082
Write off	(3,730,838)
At 30th June, 2008	**1,018,555,826**
DEPRECIATION	
At 1st July, 2006	48,447,227
Exchange realignment	2,522,031
Provided for the year	9,268,132
At 30th June, 2007	60,237,390
Exchange realignment	7,827,097
Provided for the year	10,054,804
At 30th June, 2008	**78,119,291**
CARRYING AMOUNTS	
At 30th June, 2008	**940,436,535**
At 30th June, 2007	850,461,498

The hotel property is depreciated on a straight-line basis over the relevant terms of the lease of 96 years.

20. PROPERTY, PLANT AND EQUIPMENT

	Computer systems HK$	Furniture, fixtures and equipment HK$	Leasehold improvements HK$	Motor vehicles HK$	Plant and machinery HK$	Total HK$
THE GROUP						
COST						
At 1st July, 2006	41,381,021	91,953,866	28,053,010	14,064,398	8,282,851	183,735,146
Exchange realignment	477,745	3,665,313	–	139,045	–	4,282,103
Additions	6,130,555	9,850,132	932,648	1,887,839	1,306,120	20,107,294
Disposals	(662,081)	(1,136,462)	–	(1,559,444)	(444,865)	(3,802,852)
At 30th June, 2007	47,327,240	104,332,849	28,985,658	14,531,838	9,144,106	204,321,691
Exchange realignment	1,289,037	9,996,452	–	317,164	–	11,602,653
Arising on acquisition of subsidiaries *(Note 38)*	7,059	–	–	–	–	7,059
Additions	6,776,453	24,299,406	4,144,851	4,175,013	486,837	39,882,560
Disposals	(975,960)	(9,066,513)	(281,124)	(1,337,187)	(4,492,375)	(16,153,159)
At 30th June, 2008	**54,423,829**	**129,562,194**	**32,849,385**	**17,686,828**	**5,138,568**	**239,660,804**
DEPRECIATION						
At 1st July, 2006	33,442,662	45,251,429	20,887,032	10,020,837	6,844,794	116,446,754
Exchange realignment	418,966	2,007,525	–	85,431	–	2,511,922
Provided for the year	2,003,579	9,788,143	2,252,145	1,518,849	875,816	16,438,532
Eliminated on disposals	(658,536)	(871,526)	–	(1,279,861)	(409,650)	(3,219,573)
At 30th June, 2007	35,206,671	56,175,571	23,139,177	10,345,256	7,310,960	132,177,635
Exchange realignment	1,039,525	6,049,825	2,042	226,453	–	7,317,845
Provided for the year	4,384,059	13,993,237	2,930,272	1,840,332	861,006	24,008,906
Eliminated on disposals	(966,945)	(6,125,837)	(73,205)	(1,256,995)	(4,274,412)	(12,697,394)
At 30th June, 2008	**39,663,310**	**70,092,796**	**25,998,286**	**11,155,046**	**3,897,554**	**150,806,992**
CARRYING AMOUNTS						
At 30th June, 2008	**14,760,519**	**59,469,398**	**6,851,099**	**6,531,782**	**1,241,014**	**88,853,812**
At 30th June, 2007	12,120,569	48,157,278	5,846,481	4,186,582	1,833,146	72,144,056

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Computer systems	20% – 33⅓%
Furniture, fixtures and equipment	10% – 33⅓%
Leasehold improvements	20%
Motor vehicles	20%
Plant and machinery	10% – 30%

21. PREPAID LEASE PAYMENTS

	THE GROUP	
	2008	2007
	HK$	*HK$*
The Group's prepaid lease payments comprise:		
Leasehold land outside Hong Kong – long lease	**466,982,934**	421,488,944
Analysed for reporting purposes as:		
Current assets	**5,276,645**	4,709,375
Non-current assets	**461,706,289**	416,779,569
	466,982,934	421,488,944

22. INVESTMENTS IN SUBSIDIARIES/ADVANCE TO A SUBSIDIARY/AMOUNTS DUE FROM SUBSIDIARIES/TO A SUBSIDIARY

	THE COMPANY	
	2008	2007
	HK$	*HK$*
Investments in subsidiaries:		
Unlisted shares, at cost	**205,623,478**	187,513,894
Less: impairment losses recognised	**(44,950,822)**	(104,590,523)
	160,672,656	82,923,371

There has been a change in the operating performance of a subsidiary, resulting in favourable change in the estimates used in value in use calculation for the determination of the recoverable amount of investment cost of a subsidiary since the last impairment loss was recognised. Therefore the Company recognises a reversal of the impairment loss of HK$59,639,701.

The advance to a subsidiary is unsecured, bears interest at effective rate determined based on the cost-of-funds plus a margin per annum and has no fixed repayment terms. In the opinion of the Directors, the Company will not demand for repayment within twelve months from the balance sheet date and the advance is therefore shown as non-current.

The amounts due from subsidiaries/to a subsidiary grouped under current assets/liabilities are unsecured, interest-free and are expected to repay within one year/repayable on demand.

Particulars of the Company's principal subsidiaries at 30th June, 2008 and 2007 are set out in Note 45.

23. INTERESTS IN ASSOCIATES/ADVANCES TO ASSOCIATES/AMOUNTS DUE FROM/TO ASSOCIATES

	THE COMPANY		THE GROUP	
	2008	2007	**2008**	2007
	HK$	*HK$*	***HK$***	*HK$*
Interests in associates:				
Unlisted shares, at cost	**518,711,342**	518,711,342	**2,531,271,191**	2,646,003,422
Share of post-acquisition profits	**–**	–	**3,836,378,584**	2,953,604,493
	518,711,342	518,711,342	**6,367,649,775**	5,599,607,915

Included in the cost of investment in associates is goodwill of HK$142,498,716 (2007: HK$142,498,716) arising on acquisitions of associates in prior years.

The advances to associates of the Group are unsecured and have no fixed repayment terms. At 30th June, 2008, out of the Group's advances to associates, HK$1,390,702,904 (2007: HK$1,244,912,046) bears interest at effective rate determined based on the cost-of-funds plus a margin per annum and the remaining balance of HK$9,076,380,091 (2007: HK$8,016,656,135) is interest-free. The effective interest rate for imputed interest income is determined based on cost-of-fund plus a margin per annum. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

The amounts due from associates of the Company and the Group grouped under current assets are unsecured and are expected to repay within one year. At 30th June, 2008, out of the Group's amounts due from associates, HK$256,298,961 (2007: HK$222,461,589) bears interest at effective rate determined based on the cost-of-funds plus a margin per annum and the remaining balance of HK$677,361,768 (2007: HK$672,412,404) is interest-free. The Company's amounts due from associates are unsecured, interest-free and repayable on demand.

The amounts due to associates of the Company and the Group grouped under current liabilities are unsecured and repayable on demand. At 30th June, 2008, out of the Group's amounts due to associates, no balance (2007: HK$638,753,887) bears interest at effective rate determined based on the cost-of-funds plus a margin per annum and the remaining balance of HK$1,420,298,993 (2007: HK$123,215,023) is interest-free. The Company's amounts due to associates are interest-free.

Particulars of the principal associates at 30th June, 2008 and 2007 are set out in Note 46.

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

23. INTERESTS IN ASSOCIATES/ADVANCES TO ASSOCIATES/AMOUNTS DUE FROM/TO ASSOCIATES *(Continued)*

The summarised financial information in respect of the Group's associates is set out below:

	2008	2007
	HK$	*HK$*
Total assets	**88,322,850,052**	72,517,620,363
Total liabilities	**(68,163,759,775)**	(55,838,892,978)
Net assets	**20,159,090,277**	16,678,727,385
Group's share of net assets of associates	**6,225,151,059**	5,457,109,199
Turnover	**5,997,098,719**	7,411,506,824
Profit for the year	**3,783,467,778**	3,825,389,010
Group's share of results of associates for the year	**1,618,445,535**	1,313,707,497

The IRD initiated tax inquiries in respect of the deductions on certain loan interest and related expenses for the years of assessment 1994/95 to 2002/03 on a wholly owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited and for the years of assessment 1994/95 to 2001/02 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associate, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$396,088,000 and HK$103,020,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The IRD agreed to hold over the tax claims subject to the purchase of TRC of approximately HK$212,061,000 and HK$18,212,000 respectively, for those years of assessments. These TRC have been purchased by the corresponding companies. During the year, WHI has reached a settlement agreement with IRD to settle the tax inquiries for the years of assessment 1994/95 to 2002/03. The Group's share of additional tax amounted to approximately HK$96,442,000.

The effective share of the additional tax attributable to the Group in relation to MII as at 30th June, 2008 is estimated to be approximately HK$46,359,000 (2007: HK$131,021,000 in relation to WHI and MII). Together with the advice from their tax advisors, management of MII confirmed that it is their intention to vigorously contest the relevant assessments issued by the IRD. The management of MII are of the opinion that the outcome of these assessments/objections cannot presently be estimated. The management is also of the opinion that the payment of the additional taxes is not probable and therefore, no provision for any liabilities has been made by MII.

The Directors have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

24. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments comprise:

	THE COMPANY		THE GROUP	
	2008	2007	**2008**	2007
	HK$	*HK$*	***HK$***	*HK$*
Listed investments:				
Equity securities listed in Hong Kong	**667,894,966**	700,271,260	**1,025,346,738**	2,859,438,782
Equity securities listed elsewhere	**438,226,733**	397,513,637	**557,315,826**	523,687,172
	1,106,121,699	1,097,784,897	**1,582,662,564**	3,383,125,954
Unlisted securities:				
Equity securities	**19,949,305**	19,949,305	**30,898,952**	30,898,952
Club debenture	**300,000**	300,000	**300,000**	300,000
	20,249,305	20,249,305	**31,198,952**	31,198,952
Total	**1,126,371,004**	1,118,034,202	**1,613,861,516**	3,414,324,906

As at the balance sheet date, all available-for-sale investments are stated at fair value, except for those unlisted equity investments of which their fair values cannot be measured reliably.

The above unlisted investments include investments in unlisted equity securities issued by private entities incorporated in Hong Kong. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the Directors are of the opinion that their fair values cannot be measured reliably.

25. TRADING SECURITIES

Trading securities comprise:

	THE COMPANY		THE GROUP	
	2008	2007	**2008**	2007
	HK$	*HK$*	***HK$***	*HK$*
Listed investments:				
Equity securities listed in Hong Kong	**939,951,337**	868,896,267	**943,104,337**	871,968,267
Equity securities listed elsewhere	**138,148**	108,471	**138,148**	108,471
Total	**940,089,485**	869,004,738	**943,242,485**	872,076,738

26. ADVANCES TO INVESTEE COMPANIES

The advances to investee companies of the Group are unsecured and have no fixed repayment terms. At 30th June, 2008, out of the advances, HK$17,904,819 (2007: HK$12,240,884) bears interest at effective rate determined based on the cost-of-funds plus a margin per annum and the remaining balance of HK$125,824 (2007: HK$125,824) is interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

27. LONG-TERM LOANS RECEIVABLE

	THE GROUP	
	2008	2007
	HK$	*HK$*
Total long-term variable-rate loans receivable	**40,302,196**	80,841,114
Less: Current portion shown under current assets	**(3,082,818)**	(5,722,685)
	37,219,378	75,118,429

The Group offers loans to buyers of properties sold by the Group and the repayment term of the loans is specified in the respective loan agreements.

The Group maintains a defined credit policy to assess the credit quality of each counterparty. The collection is closely monitored to minimise any credit risk associated with these debtors.

Included in the carrying amount of loans receivable at 30th June, 2008 is accumulated impairment loss of HK$12,275,562 (2007: HK$12,262,803).

The exposure of the Group's variable-rate loans receivable to interest rate risks and their contracted maturity dates are as follows:

	2008	2007
	HK$	*HK$*
Variable-rate loans receivable:		
Within one year	**3,082,818**	5,722,685
In more than one year but not more than five years	**9,889,262**	14,977,821
In more than five years	**27,330,116**	60,140,608
	40,302,196	80,841,114

The Group's long-term loans receivable are denominated in HKD and carry interest rates (which are the contractual interest rates) at prime rate plus a margin per annum and are secured by second mortgages over the properties acquired by the purchasers. The maturity dates of the balances are ranging from 7 to 16 years (2007: ranging from 7 to 17 years).

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

27. LONG-TERM LOANS RECEIVABLE *(Continued)*

Movement in the allowance for doubtful debts

	THE GROUP	
	2008	2007
	HK$	*HK$*
Balance at beginning of the year	**12,262,803**	12,699,270
Impairment loss recognised on receivables	**12,759**	–
Impairment losses reversed	**–**	(436,467)
Balance at end of the year	**12,275,562**	12,262,803

At 30th June, 2008 and 2007, no balance is past due but not impaired. The Group has assessed the creditworthiness, past payment history and substantial settlement after the balance sheet date, and considered that the amounts are still recoverable and no further credit provision is required in excess of allowance for doubtful debts. Loans receivable which are neither overdue nor impaired are in good quality.

28. ACCOUNTS AND OTHER RECEIVABLES

At 30th June, 2008, included in accounts and other receivables of the Group are trade receivables of HK$482,755,164 (2007: HK$3,470,742,516). Trade receivables mainly comprise rental receivables which are billed in advance and settlements are expected upon receipts of billings and properties sales proceeds receivables.

	THE GROUP	
	2008	2007
	HK$	*HK$*
Trade receivables	**501,008,810**	3,485,685,278
Less: Allowance for doubtful debts	**(18,253,646)**	(14,942,762)
	482,755,164	3,470,742,516
Other receivables	**446,377,457**	534,159,831
	929,132,621	4,004,902,347

The Group maintains a defined credit policy to assess the credit quality of each counterparty. The collection is closely monitored to minimise any credit risk associated with these trade debtors. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sales and purchase agreements. Rents in respect of leased properties are payable in advance.

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

28. ACCOUNTS AND OTHER RECEIVABLES *(Continued)*

The following is an aged analysis of trade receivables net of allowance for doubtful debts at the reporting date:

	THE GROUP	
	2008	2007
	HK$	*HK$*
0 – 30 days	**429,458,607**	3,362,513,877
31 – 60 days	**17,469,414**	30,644,229
61 – 90 days	**6,296,745**	8,511,773
Over 90 days	**29,530,398**	69,072,637
	482,755,164	3,470,742,516

Movement in the allowance for doubtful debts

	2008	2007
	HK$	*HK$*
Balance at beginning of the year	**14,942,762**	36,613,790
Impairment losses recognised on receivables	**3,767,191**	2,356,808
Amounts written off as uncollectible	**(456,307)**	(24,027,836)
Balance at end of the year	**18,253,646**	14,942,762

Ageing of trade receivables which are past due but not impaired

	2008	2007
	HK$	*HK$*
Overdue within 30 days	**76,692,397**	38,309,788
Overdue between 31 days to 60 days	**17,469,414**	30,644,229
Overdue between 61 days to 90 days	**6,296,745**	8,511,773
Overdue more than 90 days	**29,530,398**	69,072,637
	129,988,954	146,538,427

For those past due but not impaired receivables, although no collateral is held, the Group has assessed the creditworthiness, past payment history and substantial settlement after the balance sheet date, and considers that the amounts are still recoverable and no further credit provision is required in excess of allowance for doubtful debts. Trade receivables over 90 days amounting to HK$29,530,398 (2007: HK$69,072,637) are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

Trade receivables which are neither overdue nor impaired are in good quality.

29. RESTRICTED BANK DEPOSITS/TIME DEPOSITS, BANK BALANCES AND CASH

The restricted bank deposits of the Group represent rental income received from certain properties which have been charged but can be applied for settlement of property expenses, interest payment and principal repayment of the corresponding secured bank loans. The restricted bank deposits and time deposits carry floating interest rates, ranging from 0.675% to 5.875% (2007: 3.000% to 5.125%) per annum.

30. ACCOUNTS AND OTHER PAYABLES

At 30th June, 2008, included in accounts and other payables of the Group are trade payables of HK$560,367,720 (2007: HK$389,281,818).

The accounts and other payables of the Group are unsecured and repayable on demand. At 30th June, 2008, out of the payables, HK$26,591,687 (2007: HK$24,265,322) bear interest at 7.25% per annum (2007: 9.75% per annum) and the remaining balance of HK$4,040,026,526 (2007: HK$3,010,739,336) is interest-free.

The following is an aged analysis of trade payables at the reporting date:

	THE GROUP	
	2008	2007
	HK$	*HK$*
0 – 30 days	**202,549,442**	344,065,103
31 – 60 days	**20,169,066**	20,914,377
61 – 90 days	**1,952,953**	9,027,243
Over 90 days	**335,696,259**	15,275,095
	560,367,720	389,281,818

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

31. BANK BORROWINGS

	THE GROUP	
	2008	2007
	HK$	*HK$*
Short-term bank loans		
Secured	**3,243,750,000**	2,712,002,542
Unsecured	**598,625,776**	744,794,539
Total short-term bank loans	**3,842,375,776**	3,456,797,081
Long-term unsecured bank loans		
Within one year	**–**	–
More than one year but not exceeding two years	**498,842,806**	99,683,741
More than two years but not exceeding three years	**–**	496,236,007
	498,842,806	595,919,748
Less: Current portion shown under current liabilities	**–**	–
	498,842,806	595,919,748
Long-term secured bank loans		
Within one year	**364,384,245**	319,078,313
More than one year but not exceeding two years	**5,729,692,712**	1,728,879,971
More than two years but not exceeding three years	**3,949,332,217**	6,286,393,689
More than three years but not exceeding four years	**618,309,309**	2,722,157,501
More than four years but not exceeding five years	**1,194,740,811**	431,933,951
	11,856,459,294	11,488,443,425
Less: Current portion shown under current liabilities	**(364,384,245)**	(319,078,313)
	11,492,075,049	11,169,365,112
Total banks loans – due after one year	**11,990,917,855**	11,765,284,860
Total bank loans	**16,197,677,876**	15,541,160,254

The Company does not have any borrowings at the balance sheet date.

All of the bank borrowings carry contracted interest rates (which are also the effective interest rates) at HIBOR/SIBOR plus a margin per annum.

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

32. SHARE CAPITAL

	2008		2007	
	Number of ordinary shares of HK$1.00 each	**Nominal value** ***HK$***	Number of ordinary shares of HK$1.00 each	Nominal value *HK$*
Authorised:				
At 1st July and at 30th June	**6,000,000,000**	**6,000,000,000**	6,000,000,000	6,000,000,000
Issued and fully paid:				
At 1st July	**4,610,386,667**	**4,610,386,667**	4,303,699,473	4,303,699,473
Issue of shares in lieu of cash dividends	**69,050,103**	**69,050,103**	89,247,550	89,247,550
Issued upon conversion of convertible bonds	**–**	**–**	261,459,644	261,459,644
Cancellation upon repurchase of own shares	**(20,734,000)**	**(20,734,000)**	(44,020,000)	(44,020,000)
Issue of shares by placement	**220,000,000**	**220,000,000**	–	–
At 30th June	**4,878,702,770**	**4,878,702,770**	4,610,386,667	4,610,386,667

During the year, 20,734,000 ordinary shares repurchased on the Stock Exchange were cancelled. The nominal value of HK$20,734,000 of all the shares cancelled during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$387,498,312 was paid out from the Company's retained profits.

On 13th December, 2007 and 15th May, 2008, the Company issued and allotted a total of 46,266,032 ordinary shares and 22,784,071 ordinary shares of HK$1.00 each at an issue price of HK$25.87 and HK$17.988 per share, respectively, in lieu of cash for the 2007 final and 2008 interim dividends.

On 24th September, 2007, arrangements were made for a top-up placement of 220,000,000 ordinary shares of HK$1.00 each in the Company at a price of HK$19.57 per share. The proceeds were used for acquisitions of land for development and general working capital of the Company.

These shares rank pari passu in all respects with the existing shares.

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

33. SHARE PREMIUM AND RESERVES

	Share premium *HK$*	Investment revaluation reserve *HK$*	Recognition of equity component of convertible bonds *HK$*	Capital redemption reserve *HK$*	Retained profits *HK$*	Total *HK$*
THE COMPANY						
At 1st July, 2006	11,836,971,210	267,002,965	174,120,907	323,938,000	11,878,538,543	24,480,571,625
Surplus on revaluation recognised directly in equity	–	130,401,884	–	–	–	130,401,884
Profit for the year	–	–	–	–	3,674,994,063	3,674,994,063
Total recognised income for the year	–	130,401,884	–	–	3,674,994,063	3,805,395,947
Premium on issue of shares upon scrip dividends	1,269,526,439	–	–	–	–	1,269,526,439
Shares issue expenses	(627,698)	–	–	–	–	(627,698)
Cancellation upon repurchase of own shares	–	–	–	44,020,000	(733,975,785)	(689,955,785)
Issue of shares upon conversion of convertible bonds	2,193,507,600	–	(212,867,777)	–	–	1,980,639,823
Reversal of deferred taxation on conversion of convertible bonds	–	–	38,746,870	–	–	38,746,870
Final dividend – 2006	–	–	–	–	(1,347,557,347)	(1,347,557,347)
Interim dividend – 2007	–	–	–	–	(391,672,138)	(391,672,138)
At 30th June, 2007	15,299,377,551	397,404,849	–	367,958,000	13,080,327,336	29,145,067,736
Deficit on revaluation recognised directly in equity	–	(17,569,434)	–	–	–	(17,569,434)
Profit for the year	–	–	–	–	3,733,948,878	3,733,948,878
Total recognised (expenses) income for the year	–	(17,569,434)	–	–	3,733,948,878	3,716,379,444
Premium on issue of shares by placement	4,085,400,000	–	–	–	–	4,085,400,000
Premium on issue of shares upon scrip dividends	1,537,692,047	–	–	–	–	1,537,692,047
Shares issue expenses	(90,972,639)	–	–	–	–	(90,972,639)
Cancellation upon repurchase of own shares	–	–	–	20,734,000	(387,498,312)	(366,764,312)
Final dividend – 2007	–	–	–	–	(1,443,681,200)	(1,443,681,200)
Interim dividend – 2008	–	–	–	–	(485,741,070)	(485,741,070)
At 30th June, 2008	**20,831,496,959**	**379,835,415**	**–**	**388,692,000**	**14,497,355,632**	**36,097,380,006**

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

34. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation HK$	Revaluation of investment properties HK$	Equity component of convertible bonds HK$	Undistributed profits of associates HK$	Tax losses HK$	Others HK$	Total HK$
At 1st July, 2006	191,822,607	1,731,900,833	38,746,870	–	(76,499,318)	(350,737)	1,885,620,255
Exchange realignment	–	–	–	–	–	2,808,208	2,808,208
Charged (credited) to income for the year	38,625,169	358,456,619	–	–	(3,043,862)	(1,843,773)	392,194,153
Credited to equity on conversion of convertible bonds	–	–	(38,746,870)	–	–	–	(38,746,870)
At 30th June, 2007	230,447,776	2,090,357,452	–	–	(79,543,180)	613,698	2,241,875,746
Exchange realignment	–	–	–	–	–	9,446,831	9,446,831
Acquisition of subsidiaries *(Note 38)*	39,747,559	–	–	–	–	–	39,747,559
Charged (credited) to income for the year	103,276,733	652,318,853	–	18,156,344	(102,334,072)	(10,450,811)	660,967,047
Effect of change in tax rate	(11,328,850)	(117,658,803)	–	–	4,545,325	(35,068)	(124,477,396)
At 30th June, 2008	**362,143,218**	**2,625,017,502**	**-**	**18,156,344**	**(177,331,927)**	**(425,350)**	**2,827,559,787**

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset.

At 30th June, 2008, the Group had unused tax losses of HK$2,279,383,489 (2007: HK$1,864,896,566) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$1,074,738,952 (2007: HK$454,532,457) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,204,644,537 (2007: HK$1,410,364,109) due to the unpredictability of future profit streams. The losses may be carried forward indefinitely.

At 30th June, 2008, the Group had deductible temporary differences of HK$2,324,578,448 (2007: HK$2,054,485,949). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was HK$185,848,052 (2007: HK$54,913,583). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

35. ADVANCES FROM ASSOCIATES

The advances from associates of the Group are unsecured and have no fixed repayment terms but are not repayable within twelve months from the balance sheet date. At 30th June, 2008, HK$480,518,041 (2007: HK$481,657,809) of the advances bears interest at effective rate determined based on the cost-of-funds plus a margin per annum and the remaining balance of HK$1,510,345,490 (2007: HK$1,503,987,899) is interest-free. The effective interest rate for imputed interest expense is determined based on the cost-of-fund plus a margin per annum.

36. ADVANCES FROM MINORITY SHAREHOLDERS

The advances from minority shareholders of the Group are unsecured, bear interest at effective rate determined based on the cost-of-funds plus a margin per annum and have no fixed repayment terms. The minority shareholders agreed not to demand repayment within the next twelve months from the balance sheet date and the advances are therefore shown as non-current.

37. JOINTLY CONTROLLED OPERATIONS

The Group has entered into joint venture agreements ("Agreements") in the form of jointly controlled operations to jointly develop residential/commercial projects in Hong Kong. Under the Agreements, the Group is responsible for the development of the projects.

At 30th June, 2008 and 2007, the aggregate amount of assets, liabilities, income and expenses recognised in the consolidated financial statements in relation to interests in jointly controlled operations are as follows:

	2008 ***HK$***	2007 *HK$*
Assets	**22,501,834,861**	3,726,568,752
Liabilities	**8,802,621,086**	1,930,455,874
Income	**3,427,719,900**	2,980,203,962
Expense	**1,076,341,314**	1,981,961,927

38. ACQUISITION OF SUBSIDIARIES

(a) Acquisition of assets and liabilities through purchase of subsidiaries

During the year, the Group acquired additional 57.5% and 70% equity interest of Benefit Bright (B.V.I.) Limited and Harvest Sun (B.V.I.) Limited respectively, for a total consideration of HK$2,399,007,743. These companies hold investment properties. Prior to the acquisition, the Group held 42.5% interest in Benefit Bright (B.V.I.) Limited, 30% interest in Harvest Sun (B.V.I.) Limited and these have been accounted for as interests in associates. These companies then became subsidiaries subsequent to the acquisition.

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

38. ACQUISITION OF SUBSIDIARIES *(Continued)*

(a) Acquisition of assets and liabilities through purchase of subsidiaries *(Continued)*

The net assets acquired in the transaction are as follows:

	Benefit Bright (B.V.I.) Limited	**Harvest Sun (B.V.I.) Limited**	
	Acquiree's carrying amount before combination and fair value *HK$*	**Acquiree's carrying amount before combination and fair value** *HK$*	**Total** *HK$*
Net assets acquired:			
Investment properties	4,402,797,500	488,046,001	4,890,843,501
Property, plant and equipment	–	7,059	7,059
Mortgage loans receivable	–	1,320,975	1,320,975
Stock of unsold properties	161,700,000	15,420,000	177,120,000
Accounts and other receivables	47,863,804	10,920,604	58,784,408
Bank balances	130,241,742	121,670,039	251,911,781
Accounts and other payables	(50,822,387)	(98,881,661)	(149,704,048)
Unsecured loans payable	(5,404,914,222)	–	(5,404,914,222)
Taxation payable	–	(32,775)	(32,775)
Deferred taxation	(24,816,243)	(14,931,316)	(39,747,559)
	(737,949,806)	523,538,926	(214,410,880)
Assignment of unsecured loans payable	3,107,771,227	–	3,107,771,227
			2,893,360,347
Interests in associates held prior to the acquisition	(284,188,055)	(210,164,549)	(494,352,604)
	2,085,633,366	313,374,377	2,399,007,743
Total cash consideration paid for acquisition of assets and liabilities through purchase of subsidiaries			2,399,007,743
Net cash outflow arising on acquisition:			
Cash consideration paid			(2,399,007,743)
Bank balances acquired			251,911,781
			(2,147,095,962)

The companies acquired contributed HK$994,692,829 to the Group's profit for the period between the date of acquisition and the balance sheet date.

38. ACQUISITION OF SUBSIDIARIES *(Continued)*

(b) Acquisition of businesses

During the year, the Group acquired 50% and 57.5% of the issued share capital of Olympian City 2 Finance Company Limited and Olympian City 2 Management Company Limited respectively, for a total consideration of HK$5,382,016. Prior to the acquisition, the Group held 50% interest in Olympian City 2 Finance Company Limited, 42.5% interest in Olympian City 2 Management Company Limited and these have been accounted for as interests in associates. These companies then became subsidiaries subsequent to the acquisition. The acquisition of Olympian City 2 Finance Company Limited and Olympian City 2 Management Company Limited has been accounted for using the purchase method.

The net assets acquired in the transaction are as follows:

	Olympian City 2 Finance Company Limited	**Olympian City 2 Management Company Limited**	
	Acquiree's carrying amount before combination and fair value *HK$*	**Acquiree's carrying amount before combination and fair value** *HK$*	**Total** *HK$*
Net assets acquired:			
Mortgage loans receivable	3,243,331	–	3,243,331
Accounts and other receivables	6,849,649	–	6,849,649
Bank balances	777,420	52,121,779	52,899,199
Accounts and other payables	(119,006)	(52,109,922)	(52,228,928)
Unsecured loans payable	(14,334,149)	–	(14,334,149)
Taxation payable	–	(648)	(648)
	(3,582,755)	11,209	(3,571,546)
Assignment of unsecured loans payable	7,167,296	–	7,167,296
			3,595,750
Interests in associates held prior to the acquisition	1,791,030	(4,764)	1,786,266
	5,375,571	6,445	5,382,016
Total cash consideration paid for acquisition of business			5,382,016
Net cash inflow arising on acquisition:			
Cash consideration paid			(5,382,016)
Bank balances acquired			52,899,199
			47,517,183

38. ACQUISITION OF SUBSIDIARIES *(Continued)*

(b) Acquisition of businesses *(Continued)*

The companies acquired contributed HK$1,202 to the Group's profit for the period between the date of acquisition and the balance sheet date.

If the acquisition had been completed on 1st July, 2007, total group revenue for the year would have been HK$6,251,491,208, and profit for the year would have been HK$7,720,996,255. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1st July, 2007, nor is it intended to be a projection of future results.

39. MAJOR NON-CASH TRANSACTIONS

On 13th December, 2007 and 15th May, 2008, the Company issued and allotted a total of 46,266,032 ordinary shares and 22,784,071 ordinary shares of HK$1.00 at HK$25.87 and HK$17.988 per share, respectively, in the Company in lieu of cash for the 2007 final and 2008 interim dividends.

40. PLEDGE OF ASSETS

(a) At 30th June, 2008, the aggregate facilities of bank loans amounting to approximately HK$20,233,413,000 (2007: HK$20,766,056,000) were secured by certain of the Group's properties, restricted bank deposits and floating charges on bank balances amounting to a total of approximately HK$49,848,000,000 (2007: HK$39,948,000,000). At that date, the facilities were utilised to the extent of approximately HK$15,130,473,000 (2007: HK$14,222,726,000).

(b) At 30th June, 2008, investments in and advances to certain associates amounting to approximately HK$6,164,802,000 (2007: HK$3,899,000,000), in addition to certain assets pledged by the associates, were pledged to or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to approximately HK$10,415,450,000 (2007: HK$7,580,450,000), of which HK$7,191,850,000 (2007: HK$5,581,150,000) was utilised by the associates and guaranteed by the Company.

41. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Other than as disclosed in Note 15, at the balance sheet date, the Company and the Group had commitments and contingent liabilities as follows:

	THE COMPANY		THE GROUP	
	2008	2007	**2008**	2007
	HK$	*HK$*	***HK$***	*HK$*
(i) Commitments in respect of land premium payable	**–**	–	**835,100,000**	–
(ii) Guarantees in respect of banking facilities of:				
Subsidiaries				
– Utilised	**15,843,173,000**	15,370,926,000	**–**	–
– Unutilised	**5,686,940,000**	7,074,114,000	**–**	–
	21,530,113,000	22,445,040,000	**–**	–
Associates				
– Utilised	**7,191,850,000**	5,581,150,000	**7,191,850,000**	5,581,150,000
– Unutilised	**3,223,600,000**	1,999,300,000	**3,223,600,000**	1,999,300,000
	10,415,450,000	7,580,450,000	**10,415,450,000**	7,580,450,000

In relation to the financial guarantee amounts provided to associates at 30th June, 2008, HK$16,988,097 (2007: HK$9,366,238) was recognised in the Group's financial statements as financial guarantee contracts.

The Company has also provided corporate guarantees to certain subsidiaries over the repayment of loans by these subsidiaries. As the fair value of the pledged assets is significantly greater than the loan balances, the Directors consider that the fair value of the financial guarantee is immaterial and therefore the Company has not recognised the financial guarantee contracts in the Company's balance sheet on initial recognition.

(b) At the balance sheet date, share of commitments and contingent liabilities of associates are as follows:

	THE COMPANY		THE GROUP	
	2008	2007	**2008**	2007
	HK$	*HK$*	***HK$***	*HK$*
(i) Share of commitments in respect of land premium payable	**–**	–	**1,290,211,250**	–
(ii) Share of contingent liabilities *(Note 23)*	**–**	–	**46,359,000**	131,021,000

42. OPERATING LEASE ARRANGEMENTS

The Group as lessor

Property rental income earned during the year, net of outgoings of HK$234,092,718 (2007: HK$174,700,772), was HK$1,203,442,459 (2007: HK$973,940,674). Most of the properties held have committed tenants with rental fixed for an average term of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments, which fall due:

	2008	2007
	HK$	*HK$*
Within one year	**1,362,839,101**	843,559,351
In the second to fifth year inclusive	**1,619,686,705**	852,891,958
After five years	**21,051,170**	39,194,320
	3,003,576,976	1,735,645,629

The Group as lessee

Minimum lease payments paid under operating leases during the year was HK$46,051,786 (2007: HK$30,680,994).

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2008	2007
	HK$	*HK$*
Within one year	**23,762,768**	29,163,340
In the second to fifth year inclusive	**6,590,852**	12,685,500
	30,353,620	41,848,840

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated for an average term of two years and rentals are fixed for an average of two years.

The Company did not have any significant commitments either as a lessor or a lessee at the balance sheet date.

43. RETIREMENT BENEFIT SCHEME

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The Group is also required to make contributions to state pension scheme, the Central Provident Fund, based on certain percentages of the monthly salaries of the employees of the Company's subsidiaries operating in Singapore. The Group has no other obligations under this state pension scheme other than the contribution payments.

44. RELATED PARTY DISCLOSURES

The Group had the following transactions with related parties:

(a) Related companies

	2008	2007
	HK$	*HK$*
Service fee received therefrom *(Note i)*	**117,313,286**	43,773,841
Rental paid thereto *(Note i)*	**46,051,786**	30,680,994
Consultancy fee paid thereto *(Note ii)*	**1,666,664**	1,666,664

Note i: Mr. Robert Ng Chee Siong, Director of the Company, was interested in these transactions as he holds share interests and directorships of the related companies.

Note ii: The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP, Non-executive Director of the Company, was interested in this transaction as a sole proprietor of the related company.

(b) Associates

	2008	2007
	HK$	*HK$*
Service fees paid thereto	**12,285,907**	10,793,540
Management fees received therefrom	**21,535,260**	14,779,470
Interest income received therefrom	**42,333,425**	61,786,703
Interest expenses paid thereto	**18,733,689**	7,717,271
Imputed interest income on non-current interest-free advances to associates	**189,303,393**	237,078,415
Imputed interest expense on non-current interest-free advances from associates	**67,281,109**	60,900,450

44. RELATED PARTY DISCLOSURES *(Continued)*

Certain of the above related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed on pages 42 to 49 in the Directors' report.

Details of the outstanding balances with associates, subsidiaries and minority shareholders at the balance sheet date are set out in the balance sheet and in Notes 22, 23, 35 and 36.

In addition, as set out in Notes 40 and 41, the Company and the Group have granted guarantees and pledged certain assets to banks and financial institution for facilities granted to the associates.

Compensation of key management personnel

The remuneration of Directors during the year was as follows:

	2008	2007
	HK$	*HK$*
Short-term benefits	**23,634,047**	32,859,906
Retirement benefit scheme contributions	**108,000**	90,000
	23,742,047	32,949,906

The remuneration of the Directors is determined by Remuneration Committee having regard to the performance of individuals and market trends.

45. PRINCIPAL SUBSIDIARIES

The Directors are of the opinion that a complete list of all subsidiaries will be of excessive length and therefore the following list contains only the particulars of subsidiaries at 30th June, 2008 and 2007 which materially affect the results or assets and liabilities of the Group.

A complete list of all the subsidiaries will be annexed to the Company's next annual return.

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Direct:						
Best Result Cleaning Services Limited	Hong Kong	Ordinary	HK$2	100	100	Cleaning services
Fu King Investment Limited	Hong Kong	Ordinary	HK$1,000,000	100	100	Investment holding
Glorypark Limited	Hong Kong	Ordinary	HK$1,000	100	100	Property investment
Hong Kong Elite Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
King Chance Development Limited	Hong Kong	Ordinary	HK$2	100	100	Investment holding
Landscape Investment Limited	Hong Kong/ The People's Republic of China, other than Hong Kong ("PRC")	Ordinary	HK$2	100	100	Property development
Prime Reward Finance Limited	Hong Kong	Ordinary	HK$2	100	100	Financing
Serenity Park Building Management Limited	Hong Kong	Ordinary	HK$10	100	100	Building management
Sharp Rise Company Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading
Sing-Ho Finance Company Limited	Hong Kong	Ordinary	HK$30,000,000	100	100	Financing

45. PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Direct: (continued)						
Sino Administration Services Limited	Hong Kong	Ordinary	HK$3	100	100	Administration services
Sino Estates Management Limited	Hong Kong	Ordinary	HK$5,000,000	100	100	Building management
Sino Estates Services Limited	Hong Kong	Ordinary	HK$20	100	100	Building management
Sino Land (Fuzhou) Company Limited *(Note i)*	PRC	Registered	HK$50,000,000	100	100	Property development
Sino Security Services Limited	Hong Kong	Ordinary	HK$2	100	100	Security services
World Ace Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Indirect:						
Ackerley Estates Limited	Hong Kong	Ordinary	HK$20,000,000	100	100	Property investment
Active Success Development Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Advance Profit Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Alfaso Investment Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property investment
Allways Success Finance Limited	Hong Kong	Ordinary	HK$10	100	100	Mortgage loan financing
Ample Way Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Apex Speed Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Beauty Plaza Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property investment

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Indirect: *(continued)*						
Benefit Bright Limited *(Note ii)*	Hong Kong	Ordinary	HK$2	100	42.5	Property trading and investment
Best Origin Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Bestone Limited	Hong Kong	Ordinary	HK$2	100	100	Property development
Century Profit Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Cheer Result Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Champion Top Development Limited	Hong Kong	Ordinary	HK$2	100	N/A	Property development
Citywalk Management Company Limited	Hong Kong	Ordinary	HK$2	100	N/A	Building management
Dragon (Hong Kong) Limited	Hong Kong	Ordinary	HK$2	100	100	Property development
e.Sino Company Limited	Hong Kong	Ordinary	HK$2	100	100	Investment holding
Elegant Lane Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Entertainment City Limited	Hong Kong	Ordinary	HK$4,500,000	100	100	Property investment
Ever Champion Development Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading
Falcon City Limited	Hong Kong	Ordinary	HK$2	100	100	Property development
Famous General Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Indirect: *(continued)*						
Famous Palace Properties Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property investment
Far Gain Limited	Hong Kong	Ordinary	HK$10,000	100	100	Property investment
Firm Wise Investment Limited	Hong Kong	Ordinary	HK$10	70	70	Property investment
Forlink Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Fortune Garden Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	100	Share investment
Free Champion Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Full Fair Limited	Hong Kong	Ordinary	HK$2	100	100	Property development
Fullerton Hotels & Resorts Pte. Limited	Singapore	Ordinary	S$10,000	100	100	Management services
Fung Yuen Construction Company Limited	Hong Kong	Ordinary	HK$1,000,000	100	100	Building construction
Global Honest Finance Limited	Hong Kong	Ordinary	HK$2	100	100	Mortgage loan financing
Globaland Development Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Golden Leaf Investment Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property investment
Grace Rays Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Grand Creator Investment (BVI) Limited	British Virgin Islands/ Hong Kong	Ordinary	US$10	60	60	Investment holding

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Indirect: (continued)						
Grand Creator Investment Limited	Hong Kong	Ordinary	HK$2	60	60	Property trading
Grand Empire Investment Limited	Hong Kong	Ordinary	HK$2	100	100	Project management
Grandeal Limited	Hong Kong/PRC	Ordinary	HK$2	100	100	Property trading
Great Land (HK) Limited	Hong Kong	Ordinary	HK$1,000,000	100	100	Property trading and investment
Handsome Lift Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	100	Property investment
Hang Hau Station (Project Management) Limited	Hong Kong	Ordinary	HK$2	60	60	Project management
Harvest Sun Limited *(Note ii)*	Hong Kong	Ordinary	HK$2	100	30	Property trading and investment
Harvestrade Investment Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property trading and investment
Hickson Limited	Hong Kong	Ordinary	HK$20	100	100	Property investment
High Elite Finance Limited	Hong Kong	Ordinary	HK$2	100	100	Mortgage loan financing
High Elite Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Jade Bird Development Limited	Hong Kong	Ordinary	HK$100,000	100	100	Property trading and investment
Jade Line Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Jade Mate Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Jade Pine Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property investment

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Indirect: *(continued)*						
Jade Queen Properties Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Jet Rise Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
King Century Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Kingdom Investment Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Land Success Development Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Lucky Fortress Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	100	Share investment
Mackey Limited	Hong Kong	Ordinary	HK$100	100	100	Property trading
Mander Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	100	Share investment
Morbest Profits Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	100	Share investment
Multipurpose Investment Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property trading and investment
Nice Scene International Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	100	Investment holding
Ocean Century Limited	Hong Kong	Ordinary	HK$2	100	N/A	Financing
Ocean Treasure (Hong Kong) Limited	Hong Kong	Ordinary	HK$2	100	100	Property development

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Indirect: *(continued)*						
Octerworth Enterprises Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property investment
Olympian City 1 (Project Management) Limited *(Note ii)*	Hong Kong	Ordinary	HK$2	100	30	Project management
Olympian City 2 Finance Company Limited *(Note ii)*	Hong Kong	Ordinary	HK$1,000	100	50	Mortgage loan financing
Olympian City 2 (Project Management) Company Limited *(Note ii)*	Hong Kong	Ordinary	HK$2	100	42.5	Project management
Orient Harvest International Limited	Hong Kong	Ordinary	HK$2	100	100	Property development
Pacific Elite Limited	Hong Kong	Ordinary	HK$2	100	100	Financing
Parason Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	100	Share investment
Peace Success Development Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading
Perfect Sun Properties Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Pioneer Parking Limited	Hong Kong	Ordinary	HK$2	100	100	Carpark operation
Precious Land Pte. Limited	Singapore	Ordinary	S$2	100	100	Property investment
Precious Quay Pte. Ltd.	Singapore	Ordinary	S$10,000	100	100	Property development
Precious Treasure Pte Ltd	Singapore	Ordinary	S$20,000,000	100	100	Hotel operation and property investment

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Indirect: *(continued)*						
Premium Living Limited	Hong Kong	Ordinary	HK$2	100	100	Premium living services
Pridegate (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	100	Property investment
Prime Harvest (Administration Services) Limited	Hong Kong	Ordinary	HK$2	100	100	Consultant services provider
Prime Harvest Development Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Primewin Properties Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Profit Land Limited	Hong Kong	Ordinary	HK$2	100	100	Decoration services provider
Rainbow City Limited	Hong Kong	Ordinary	HK$2	100	100	Property development
Rankchief Company Limited	Hong Kong	Ordinary	HK$200	100	100	Property trading
Real Maker Development Limited	Hong Kong	Ordinary	HK$200,000	90	90	Property investment
Regent Profit Investment Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Region One Investment Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Residence Oasis Finance Company Limited	Hong Kong	Ordinary	HK$2	60	60	Mortgage loan financing
Rich Tact International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	100	Property investment
Richtune Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	100	Share investment

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Indirect: *(continued)*						
Rickson Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	100	Investment holding
Roystar Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	100	Investment holding
Ruddiman Trading Company Limited	Hong Kong	Ordinary	HK$100,000	100	100	Investment holding
Saky Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	100	Property investment
Shine Harvest International Limited	Hong Kong	Ordinary	HK$2	100	100	Property development
Sidak Investment Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property trading and investment
Silver Palm Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Silver Target Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
Sincere Development Limited	Hong Kong	Ordinary	HK$2	100	N/A	Property development
Sino Land Finance Limited	Hong Kong	Ordinary	HK$2	100	100	Deposit placing
Sino Land (Chengdu) Company Limited *(Note i)*	PRC	Registered	HK$31,220,000	100	N/A	Property development
Sino Land (Chengdu) Jia Jing Real Estates Development Limited *(Note i)*	PRC	Registered	HK$700,000,000	100	N/A	Property development
Sino Land (Chengdu) Wan Jing Real Estates Development Limited *(Note i)*	PRC	Registered	HK$700,000,000	100	N/A	Property development

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
***Indirect:** (continued)*						
Sino Land (Guangzhou) Company Limited *(Note i)*	PRC	Registered	US$3,200,000	100	100	Property trading and investment
Sino Land (Zhangzhou) Company Limited *(Note i)*	PRC	Registered	HK$94,150,000	100	100	Property development
Sino Land Investment (Holdings) Ltd.	Cayman Islands/ Hong Kong	Ordinary	US$6,000,000	100	100	Investment holding
Standard Union Investment Limited	Hong Kong	Ordinary	HK$2	100	100	Share investment
Success One Investment Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Success United Limited	Hong Kong	Ordinary	HK$2	100	100	Financing
Sunny Force Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Sunrise Investment Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Super One Investment Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Thousand Growth Development Limited	Hong Kong	Ordinary	HK$20,000	100	100	Property investment
Timeshare Development (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	100	Property investment
Trans China Investment Limited	Hong Kong	Ordinary	HK$2	100	100	Property investment
Triple Reach International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	100	Property investment
Triumph One Limited	Hong Kong	Ordinary	HK$10,000	100	100	Property trading and investment

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ establishment/ operation	Class of shares held	Issued share/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 %	2007 %	Principal activities
Indirect: *(continued)*						
Union Development Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading
Union Harvest Investments Limited	Hong Kong	Ordinary	HK$2	100	N/A	Property development
Union Treasure Limited	Hong Kong	Ordinary	HK$2	100	N/A	Financing
Vasilon Pte Ltd	Singapore	Ordinary	S$2	100	100	Investment holding
Weiland Development Company Limited	Hong Kong	Ordinary	HK$33,140,000	100	100	Property investment
Well Growth International Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	100	Investment holding
Wendia Limited	Hong Kong	Ordinary	HK$20	100	100	Property investment
Wicorp Development Limited	Hong Kong/PRC	Ordinary	HK$2	100	100	Property trading
Will Glory Company (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	100	Property investment
Win Harvest (HK) Limited	Hong Kong	Ordinary	HK$2	100	100	Property development
Wingreat International Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	100	Share investments
Wise Century Limited	Hong Kong	Ordinary	HK$2	100	100	Property development
Wise Mate Limited	Hong Kong	Ordinary	HK$2	100	100	Property trading and investment
World Empire Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	100	Property investment

45. PRINCIPAL SUBSIDIARIES *(Continued)*

Notes:

(i) Chengdu Sino Land Company Limited, Sino Land (Chengdu) Jia Jing Real Estates Development Limited, Sino Land (Chengdu) Wan Jing Real Estates Development Limited, Sino Land (Fuzhou) Company Limited, Sino Land (Guangzhou) Company Limited and Sino Land (Zhangzhou) Company Limited are wholly foreign owned enterprises established in the PRC.

(ii) These companies were associates of the Group as at 30th June, 2007 and became subsidiaries upon the acquisition of additional interests by the Group during the current year as set out in Note 38 to the consolidated financial statements.

(iii) None of the subsidiaries had issued any debt securities at 30th June, 2008 and 2007.

46. PRINCIPAL ASSOCIATES

The Directors are of the opinion that a complete list of all associates will be of excessive length and therefore the following list contains only the particulars of associates at 30th June, 2008 and 2007 which materially affect the results of the year or form a substantial portion of the net assets of the Group.

A complete list of all the associates will be annexed to the Company's next annual return.

Name of associate	Place of incorporation/ establishment/ operation	Class of shares held	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 Directly %	2008 Indirectly %	2008 Total %	2007 Total %	Principal activities
Ace Glory Limited	Hong Kong	Ordinary	–	25	25	25	Property development
Asian Success Investments Limited	Hong Kong	Ordinary	–	33.3	33.3	33.3	Property trading
Astoria Estate Management Company Limited	Hong Kong	Ordinary	–	50	50	50	Building management
Benefit Bright Limited *(Note 45(ii))*	Hong Kong	Ordinary	N/A	N/A	N/A	42.5	Property trading and investment
Best Profit Limited	Hong Kong	Ordinary	–	50	50	50	Property development
Better Chief Limited	Hong Kong	Ordinary	50	–	50	50	Property investment
Beverhill Limited	Hong Kong	Ordinary	–	20	20	20	Property investment
Boatswain Enterprises Limited	Hong Kong	Ordinary	–	20	20	20	Property investment

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

46. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ establishment/ operation	Class of shares held	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 Directly %	2008 Indirectly %	2008 Total %	2007 Total %	Principal activities
Brisbane Trading Company Limited	Hong Kong	Ordinary and non-voting deferred	–	50	50	50	Property trading
Century Rise Limited	Hong Kong	Ordinary	–	50	50	50	Property development
Cheer City Properties Limited	Hong Kong	Ordinary	–	20	20	20	Property investment
Chongqing Champion Globe Limited	PRC	Registered	–	50	50	N/A	Property development
Chongqing Champion King Limited	PRC	Registered	–	50	50	N/A	Property development
Chongqing Sino Land Company Limited	PRC	Registered	–	50	50	N/A	Property development
C.H.K.C. Building Management Limited	Hong Kong	Ordinary	–	25	25	25	Building management
Cosmos Door Limited	Hong Kong	Ordinary	–	50	50	50	Property investment
Credit World Limited	Hong Kong	Ordinary	–	20	20	20	Property trading
Direct Win Development Limited	Hong Kong	Ordinary	–	33.3	33.3	33.3	Property trading
Dramstar Company Limited	Hong Kong	Ordinary	–	22	22	22	Property trading
Empire Funds Limited	Hong Kong	Ordinary	–	50	50	50	Property trading
Enterprico Investment Limited	Hong Kong	Ordinary	–	50	50	50	Loan financing
Eternal Honest Finance Company Limited	Hong Kong	Ordinary	–	50	50	50	Mortgage loan financing
Famous Empire Finance Limited	Hong Kong	Ordinary	–	40	40	40	Mortgage loan financing
Famous Empire Properties Limited	Hong Kong	Ordinary	–	40	40	40	Property trading and investment
Finedale Industries Limited	Hong Kong	Ordinary	–	33.3	33.3	33.3	Property investment

46. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ establishment/ operation	Class of shares held	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 Directly %	2008 Indirectly %	2008 Total %	2007 Total %	Principal activities
Full Raise International Limited	British Virgin Islands/ Hong Kong	Ordinary	–	25	25	25	Investment holding
Gloryland Limited	Hong Kong	Ordinary	–	33.3	33.3	33.3	Property investment
Golden Famous International Limited	Hong Kong	Ordinary	–	25	25	25	Property trading
Grace Sign Limited	Hong Kong	Ordinary	–	30	30	30	Property trading
Grand Palisades Finance Company Limited	Hong Kong	Ordinary	–	20	20	20	Mortgage loan financing
Grand Rise Investments Limited	Hong Kong	Ordinary	–	50	50	N/A	Property investment
Greenroll Limited	Hong Kong	Ordinary	–	30	30	30	Hotel operation
Harvest Sun Limited *(Note 45(ii))*	Hong Kong	Ordinary	N/A	N/A	N/A	30	Property trading and investment
Hua Qing Holdings Pte Ltd	Singapore	Ordinary	–	23.5	23.5	23.5	Investment holding
Island Resort Estate Management Company Limited	Hong Kong	Ordinary	–	40	40	40	Building management
Jet Fame (Hong Kong) Limited	Hong Kong	Ordinary	–	50	50	N/A	Property investment
Lead Bright Finance Limited	Hong Kong	Ordinary	–	20	20	20	Mortgage loan financing
Lead Bright Limited	Hong Kong	Ordinary	–	20	20	20	Property trading
Million Success Limited	Hong Kong	Ordinary	–	25	25	25	Property investment
More Treasure Company Limited	Hong Kong	Ordinary	–	25	25	25	Property investment
Murdoch Investments Inc.	Republic of Panama/ Hong Kong	Ordinary	–	45	45	45	Property investment

Notes to the Consolidated Financial Statements *(Continued)*

For the year ended 30th June, 2008

46. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ establishment/ operation	Class of shares held	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 Directly %	2008 Indirectly %	2008 Total %	2007 Total %	Principal activities
Nimble Limited	British Virgin Islands/ Hong Kong	Ordinary	–	45	45	45	Investment holding
Olympian City 1 (Project Management) Limited *(Note 45 (ii))*	Hong Kong	Ordinary	N/A	N/A	N/A	30	Project management
Olympian City 2 Finance Company Limited *(Note 45 (ii))*	Hong Kong	Ordinary	N/A	N/A	N/A	50	Mortgage loan financing
Olympian City 2 (Project Management) Limited *(Note 45 (ii))*	Hong Kong	Ordinary	N/A	N/A	N/A	42.5	Project management
Pacific Bond Limited	Hong Kong	Ordinary	–	35	35	N/A	Property development
Prime Force Limited	Hong Kong	Ordinary	–	50	50	50	Property trading
Pui Hay Enterprises Limited	Hong Kong	Ordinary	–	50	50	50	Property trading
Rich Century Investment Limited	Hong Kong	Ordinary	50	–	50	50	Property investment
Silver Link Investment Limited	Hong Kong	Ordinary	–	40	40	40	Property trading and investment
Sino Parking Services Limited	Hong Kong	Ordinary	50	–	50	50	Carpark operation
Sino Real Estate Agency Limited	Hong Kong	Ordinary	50	–	50	50	Real estate agency
Tat Lee Construction Company Limited	Hong Kong	Ordinary	25	–	25	25	Building construction
Teamer International Limited	Hong Kong	Ordinary	–	35	35	N/A	Property development
Union Empire Limited	Hong Kong	Ordinary	–	50	50	50	Property development
Union King (Hong Kong) Limited	Hong Kong	Ordinary	–	45	45	45	Property development

46. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ establishment/ operation	Class of shares held	Proportion of nominal value of issued share capital/registered capital held by the Company 2008 Directly %	Indirectly %	Total %	2007 Total %	Principal activities
Victory World Limited	Hong Kong	Ordinary	–	50	50	50	Property trading and investment
Wide Harvest Investment Limited	Hong Kong	Ordinary	–	25	25	25	Property investment
Win Chanford Enterprises Limited	Hong Kong	Ordinary	5	45	50	50	Property investment
Wisekey Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	–	50	50	50	Investment holding
深圳中海信和地產開發有限公司	PRC	Registered	–	50	50	50	Property trading
中海信和(成都)物業發展有限公司	PRC	Registered	–	20	20	20	Property development and trading

DISCLOSURE PURSUANT TO RULE 13.22 OF THE LISTING RULES

In accordance with Rule 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period. This information has been extracted from the relevant audited financial statements of the affiliated companies.

	At 30th June, 2008	At 30th June, 2007
	HK$	*HK$*
The Group's share of total indebtedness of its affiliated companies		
Bank loans	**8,171,329,718**	6,692,137,173
Advances from the Group	**11,744,542,777**	10,495,368,071
	19,915,872,495	17,187,505,244
The Group's share of commitments of land premium payable of its affiliated companies	**1,290,211,250**	–
The Group's share of contingent liabilities of its affiliated companies	**46,359,000**	131,021,000

Note: "Affiliated companies" mentioned above refers to associates of the Group.

MAJOR PROPERTIES HELD BY THE GROUP

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
HONG KONG							
1. No. 1 Chatham Path Mid-levels, Hong Kong	2072	100.0%	–	7,800	R	Completed	Existing
2. 15 Shek O Headland, Hong Kong	2047	100.0%	2,970	2,228	R	Completed	Existing
3. 20-24 Staunton Street Central, Hong Kong	2844	100.0%	3,313	22,098 8,283 30,381	R C	Completed	Existing
4. 148 Electric Road North Point, Hong Kong	2047	100.0%	13,160	197,400	C	Completed	Existing
5. Bayview Park 3 Hong Man Street, Chai Wan, Hong Kong	2047	100.0%	17,122	82,260	R	Completed	Existing
6. Central Plaza 18 Harbour Road, Wan Chai, Hong Kong	2047	10.0%	77,824	140,000	C	Completed	Existing
7. The Centrium 60 Wyndham Street, Central, Hong Kong	2047	70.0%	17,061	179,138	C	Completed	Existing
8. Conrad Hong Kong Pacific Place, 88 Queensway, Hong Kong	2047	30.0%	–	165,506	H	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
HONG KONG							
9. Harbour Centre Harbour Road & Fleming Road, Hong Kong	2128	16.7%	32,626	40,167	C	Completed	Existing
10. Hollywood Centre 233 Hollywood Road, Hong Kong	2128	50.0%	6,706	47,705	C	Completed	Existing
11. Island Resort Mall 28 Siu Sai Wan Road, Chai Wan, Hong Kong	2047	40.0%	275,470	75,676 53,602* 129,278	C P	Completed	Existing
				* 480 carparks			
12. Marina House 68 Hing Man Street, Shau Kei Wan, Hong Kong	2047	100.0%	7,818	119,298	C	Completed	Existing
13. One Capital Place 18 Luard Road, Wan Chai, Hong Kong	2127	100.0%	5,315	73,443	C	Completed	Existing
14. Pacific Palisades 1 Braemar Hill Road, Hong Kong	2047	20.0%	165,550	93,550	R	Completed	Existing
15. Pacific Plaza 418 Des Voeux Road West, Hong Kong	2860	100.0%	9,450	164,460	C	Completed	Existing
16. 25/F United Centre Queensway, Hong Kong	2128	50.0%	–	10,225	C	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
KOWLOON							
17. No. 1 Hung To Road Kwun Tong, Kowloon	2047	33.3%	60,970	179,404	I	Completed	Existing
18. No.12,14,16 & 18 Hau Wong Road, Kowloon City, Kowloon	2047	100.0%	3,967	27,206 8,497 35,703	R C	Completed	Existing
19. The Astrid 180 Argyle Street, Kowloon	2047	100.0%	61,118	17,467	R	Completed	Existing
20. Cameron Plaza 23 Cameron Road, Tsim Sha Tsui, Kowloon	2038	100.0%	5,413	65,550	C	Completed	Existing
21. China Hong Kong City 33 Canton Road, Tsim Sha Tsui, Kowloon	2135	25.0%	165,334	359,433	C	Completed	Existing
22. Corporation Square 8 Lam Lok Street, Kowloon Bay, Kowloon	2047	100.0%	21,745	155,910	I	Completed	Existing
23. Fullerton Centre 19 Hung To Road, Kwun Tong, Kowloon	2047	100.0%	10,394	114,334	I	Completed	Existing
24. Futura Plaza 111-113 How Ming Street, Kwun Tong, Kowloon	2047	100.0%	18,783	225,396	C	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
KOWLOON							
25. Hong Kong Pacific Centre 28 Hankow Road, Tsim Sha Tsui, Kowloon	2039	100.0%	18,028	232,606	C	Completed	Existing
26. Kent Court 137 Boundary Street, Kowloon	2047	100.0%	–	3,072	R	Completed	Existing
27. Kwun Tong Harbour Plaza 182 Wai Yip Street, Kwun Tong, Kowloon	2047	100.0%	31,018	156,770 198,758* 355,528	C P	Completed	Existing
				* 474 carparks			
28. Kwun Tong Plaza 68 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	25,995	941 192,694* 193,635	C P	Completed	Existing
				* 366 carparks			
29. Olympian City 1 Shopping Mall, 11 Hoi Fai Road, MTR Olympic Station, Kowloon	2047	Joint Venture	712,614	139,931†	C	Completed	Existing
30. Olympian City 2 Shopping Mall, 18 Hoi Ting Road, MTR Olympic Station, Kowloon	2047	Joint Venture	708,577	511,287†	C	Completed	Existing
31. Omega Plaza 32 Dundas Street, Kowloon	2047	100.0%	5,385	80,775	C	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
KOWLOON							
32. One Madison 305 Castle Peak Road, Kowloon	2047	100.0%	7,200	12,800	C	Completed	Existing
33. One New York 468 Castle Peak Road, Kowloon	2047	100.0%	6,448	9,621	C	Completed	Existing
34. One SilverSea 18 Hoi Fai Road, Kowloon	2052	100.0%	112,484	112,483	C	Completed	Existing
35. Parmanand House 51-52 Haiphong Road, Kowloon	2863	100.0%	1,800	18,043	C	Completed	Existing
36. Remington Centre 23 Hung To Road, Kwun Tong, Kowloon	2047	100.0%	10,370	114,103	I	Completed	Existing
37. Skyline Tower 39 Wang Kwong Road, Kowloon Bay, Kowloon	2047	50.0%	68,986	413,915	C	Completed	Existing
38. Sunshine Plaza Shopping Arcade, 17 Sung On Street, Hung Hom, Kowloon	2047	100.0%	26,598	58,887	C	Completed	Existing
39. Tsim Sha Tsui Centre Salisbury Road, Tsim Sha Tsui, Kowloon	2127	45.0%	42,835	231,309	C	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
KOWLOON							
40. Westley Square 48 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	21,110	238,187	I/O	Completed	Existing
41. Yau Tong Industrial City 17 Ko Fai Road, Yau Tong, Kowloon	2047	90.0%	100,580	464,627	I	Completed	Existing
NEW TERRITORIES							
42. Avon Park Shopping Mall, 15 Yat Ming Street, Fanling, New Territories	2047	100.0%	145,649	101,980	C	Completed	Existing
43. Citywalk 1 Yeung Uk Road, Tsuen Wan, New Territories	2052	Joint Venture	207,659	245,419†	C	Completed	Existing
44. Golden Plaza 28 Shui Che Kwun Street, Yuen Long, New Territories	2047	100.0%	21,420	32,178 173,571* 205,749 * 438 carparks	C P	Completed	Existing
45. Grand Regentville Shopping Arcade, 9 Wo Mun Street, Fanling, New Territories	2049	100.0%	131,448	71,462 148,292* 219,754 * 415 carparks	C P	Completed	Existing
46. Mansfield Industrial Centre 19 Hong Yip Street, Tung Tau, Yuen Long, New Territories	2047	100.0%	52,582	111,253	I	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
NEW TERRITORIES							
47. Maritime Bay Shopping Mall, 18 Pui Shing Road, Tseung Kwan O, New Territories	2047	100.0%	64,261	57,316	C	Completed	Existing
48. Oceania Heights Shopping Mall, 2 Hoi Chu Road, Tuen Mun, New Territories	2052	100.0%	65,552	29,082	C	Completed	Existing
49. Parklane Centre 25 Kin Wing Street, Tuen Mun, New Territories	2047	100.0%	26,522	84,988 166,976* 251,964 * 116 carparks	I P	Completed	Existing
50. Ping Wui Centre 13-17 Ping Wui Street, Yuen Long, New Territories	2047	100.0%	20,376	20,401 173,267* 193,668 * 450 carparks	C P	Completed	Existing
51. Rosedale Gardens Shopping Arcade, 133 Castle Peak Road, Tuen Mun, New Territories	2047	100.0%	29,956	35,213	C	Completed	Existing
52. Shatin Galleria 18-24 Shan Mei Street, Fo Tan, Shatin, New Territories	2047	100.0%	38,234	268,798 93,691* 362,489 * 268 carparks	C P	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties for investment/own use							
NEW TERRITORIES							
53. Springdale Villas Shopping Arcade, 80 Ma Tin Road, Yuen Long, New Territories	2047	100.0%	45,273	39,668 87,102* 126,770 * 261 carparks	C P	Completed	Existing
54. Sunley Centre 9 Wing Yin Street, Tsuen Wan, New Territories	2047	100.0%	17,362	170,570	I	Completed	Existing
55. Tuen Mun Town Plaza, Phase I 1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories	2047	100.0%	262,715	853,553 157,335* 1,010,888 * 525 carparks	C P	Completed	Existing
56. The Waterside Shopping Mall, 15 On Chun Street, Ma On Shan, Shatin, New Territories	2047	40.0%	69,428	22,772	C	Completed	Existing
MAINLAND CHINA							
57. Greenfields Chuangye Road, Guangzhou Economic & Technology Development District, Guangzhou	2054	100.0%	53,131	14,931 12,861* 27,792 * 52 carparks	C P	Completed	Existing
58. Raffles City Shanghai Plot 105 A&B, 228 Xizang Road Central, Huangpu District, Shanghai	2044 2046	22.4%	163,624	301,145	C	Completed	Existing
OVERSEAS – SINGAPORE							
59. The Fullerton Hotel Singapore and One Fullerton 1 Fullerton Square and 1 Fullerton Road, Singapore	2096	100.0%	232,115	466,423 80,433 546,856	H C	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
HONG KONG							
1. Far East Finance Centre 16 Harcourt Road, Hong Kong	2130	19.1%	34,595	9,869	C	Completed	Existing
2. Island Resort 28 Siu Sai Wan Road, Chai Wan, Hong Kong	2047	40.0%	275,470	6,279	R	Completed	Existing
KOWLOON							
3. Chevalier Commercial Centre Wang Hoi Road, Kowloon Bay, Kowloon	2047	33.3%	44,350	12,168	C	Completed	Existing
4. Hewlett Centre 54 Hoi Yuen Road, Kwun Tong, Kowloon	2047	100.0%	38,000	15,099	I	Completed	Existing
5. Kowloon Plaza 485 Castle Peak Road, Cheung Sha Wan, Kowloon	2047	100.0%	19,375	25,702	I	Completed	Existing
6. Metro Centre 32 Lam Hing Street, Kowloon Bay, Kowloon	2047	100.0%	27,125	18,395	I	Completed	Existing
7. One Madison 305 Castle Peak Road, Kowloon	2047	100.0%	7,200	51,991	R	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
KOWLOON							
8. One New York 468 Castle Peak Road, Kowloon	2047	100.0%	6,448	24,172	R	Completed	Existing
9. One SilverSea 18 Hoi Fai Road, Kowloon	2052	100.0%	112,484	11,765	R	Completed	Existing
10. Pan Asia Centre 137 Wai Yip Street, Kwun Tong, Kowloon	2047	100.0%	5,760	66,512	I	Completed	Existing
11. Westin Centre 26 Hung To Road, Kwun Tong, Kowloon	2047	50.0%	17,280	103,576	I	Completed	Existing
NEW TERRITORIES							
12. Cambridge Plaza 188 San Wan Road, Sheung Shui, New Territories	2047	100.0%	–	174,358	I	Completed	Existing
13. Lincoln Centre 20 Yip Fung Street, Fanling, New Territories	2047	100.0%	21,163	61,144	I	Completed	Existing
14. Poly Centre 15 Yip Fung Street, Fanling, New Territories	2047	100.0%	18,191	10,430	I	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties held for sales							
NEW TERRITORIES							
15. Raleigh Centre 9 Yip Cheong Street, Fanling, New Territories	2047	100.0%	10,194	8,386	I	Completed	Existing
16. Sea Crest Terrace Mui Wo, Lantau Island, New Territories	2047	100.0%	7,976	800 7,498 8,298	R C	Completed	Existing
17. St. Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	2050	100.0%	247,281	15,591	R	Completed	Existing
18. Technology Plaza 29-35 Sha Tsui Road, Tsuen Wan, New Territories	2047	100.0%	20,000	15,468	I	Completed	Existing
19. Vision City 1 Yeung Uk Road, Tsuen Wan, New Territories	2052	Joint Venture	207,659	43,290†	R	Completed	Existing
MAINLAND CHINA							
20. Chengdu International Community Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	2074	20.0%	14,253,628	222,254	R	Completed	Existing

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
HONG KONG							
1. Two Five Six 256 Hennessy Road, Wan Chai, Hong Kong Hong Kong Inland Lot No. 2769	2127	100.0%	4,791	71,862	C	Superstructure works in progress	October 2008
2. 38 Repulse Bay Road, Hong Kong Rural Building Lot No. 380 (*)	2084	100.0%	16,176	12,132	R	Demoltion works in progress	October 2010
3. 53 Conduit Road, Hong Kong The Remaining Portion of Inland Lot No. 2138 and Inland Lot No. 2613	2065	100.0%	25,090	60,421	R	Planning stage	October 2010
4. Aberdeen, Hong Kong Aberdeen Inland Lot. 451	2057	35.0%	68,922	225,220	R	Foundation works in progress	July 2012
KOWLOON							
5. Exchange Tower 33 Wang Chiu Road, Kowloon Bay, Kowloon New Kowloon Inland Lot No. 6310	2055	100.0%	50,752	609,027	C	Superstructure works in progress	September 2008
6. Fuk Wing Street and Fuk Wa Street, Sham Shui Po – Project K26, Kowloon New Kowloon Inland Lot No. 6425	2054	Joint Venture	14,895	111,708 22,335 134,043†	R C	Superstructure works in progress	November 2008

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
KOWLOON							
7. Junction of Hoi Wang Road and Hoi Ting Road, Kowloon Kowloon Inland Lot No. 11167	2055	50.0%	66,510	216,156 33,255 249,411	R C	Superstructure works in progress	March 2010
8. Hoi Ting Road, Kowloon Kowloon Inland Lot No. 11168	2055	50.0%	79,621	258,765 39,810 298,575	R C	Superstructure works in progress	March 2010
9. 18 Wang Chiu Road, Kowloon Bay, Kowloon New Kowloon Inland Lot No. 5856 (*)	2047	50.0%	29,063	174,376	C	Foundation works in progress	June 2010
10. 270-274 Cheung Sha Wan Road, Kowloon Remaining portion of New Kowloon Inland Lot No. 1069	2047	100.0%	4,195	30,407 5,802 36,209	R C	Planning stage	July 2010
11. 1 Broadcast Drive, Kowloon Tong, Kowloon New Kowloon Inland Lot No. 6374	2056	100.0%	65,531	196,592	R	Foundation works in progress	March 2011
12. Junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road, West Kowloon Reclamation Area, Kowloon Kowloon Inland Lot No. 11073	2057	45.0%	86,757	253,764 39,041 292,805	R C	Foundation works in progress	June 2011

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
KOWLOON							
13. Baker Court, Hung Hom, Kowloon Kowloon Inland Lot No. 11181	2058	Joint Venture	2,982	22,357 4,467 26,824†	R C	Planning stage	June 2011
14. Beech Street / Ivy Street, West Kowloon, Kowloon Kowloon Inland Lot No. 11192	2058	Joint Venture	25,058	187,939 37,588 225,527†	R C	Planning stage	June 2012
NEW TERRITORIES							
15. Kwu Tung Sheung Shui, New Territories Lot No. 2596 in DD92	2054	100.0%	61,032	23,638	R	Superstructure works in progress	November 2008
16. Yeung Uk Road, Tsuen Wan, New Territories Tsuen Wan Town Lot No. 394	2054	Joint Venture	77,823	290,966 186,992 477,958†	R C	Superstructure works in progress	November 2008
17. The Palazzo Ho Tung Lau (site A), Fo Tan, Shatin, New Territories Shatin Town Lot No. 470	2053	Joint Venture	287,258	1,301,355 21,528 1,322,883†	R C	Superstructure works in progress	December 2008
18. MTR Wu Kai Sha Station Development Shatin, New Territories Shatin Town Lot No. 530	2055	Joint Venture	367,601	1,815,349 43,056 1,858,405†	R C	Superstructure works in progress	May 2009
19. Ma Wo Tai Po, New Territories Tai Po Town Lot No. 179	2055	100.0%	63,603	114,486	R	Superstructure works in progress	July 2009

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
NEW TERRITORIES							
20. Pak Shek Kok Reclamation Phase I Site A, Tai Po, New Territories Tai Po Town Lot No. 187	2057	50.0%	107,941	161,912 10,791 172,703	R C	Foundation works in progress	January 2011
21. Pak Shek Kok Reclamation Phase I Site C, Tai Po, New Territories Tai Po Town Lot No. 188	2057	25.0%	214,225	187,447	R	Foundation works in progress	January 2011
22. Pak Shek Kok Reclamation Phase I Site B, Tai Po, New Territories Tai Po Town Lot No. 186	2057	35.0%	238,164	250,072	R	Foundation works in progress	January 2011
23. Cheung Sha Lantau Island Lot No. 245 in DD331	2057	100.0%	178,542	71,417	R	Ground investigation works completed	March 2011
MAINLAND CHINA							
24. Sino International Plaza Wu Xi Lu, Fuzhou	2059	100.0%	58,126	499,158	C	Superstructure completed	December 2008
25. Park Place East of Jia He Lu & South of Lian Hua Bei Lu, Xiamen Lot No. 89-C4	2069 2039	100.0%	44,118	118,217 12,790 131,007	R C	Superstructure works in progress	February 2009
26. Mandarin Garden West Side of Jia He Lu & North of Song Bai Zhong Lu, Xiamen Lot No. 89-C2	2061 2041	100.0%	33,188	116,983 20,530 137,513	R C	Foundation works in progress	January 2010

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
MAINLAND CHINA							
27. Chengdu International Community Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	2074 2044	20.0%	14,253,628	1,056,498 144,236 38,750 1,239,484	R C H	Foundation works in progress	December 2010
28. Central Park Jia He Lu, South-East Side of Lu Ling Lu, Xiamen Lot No. 90-C5, C6	2068 2046	100.0%	113,904	467,848 45,213 513,061	R C	Foundation works in progress	February 2011
29. 1 Zhong Xing Duan, Qiao Bei Cun, Hua Xin Street, Jiang Bei District, Chongqing	2058 2048	50.0%	2,206,725	4,843,800 538,200 5,382,000	R C	Planning stage	March 2012
30. Regency Park Hu Bin Bei Lu, Xiamen Lot No. 88-C5	2066 2046	100.0%	64,882	507,334	R	Planning stage	July 2012
31. West of Cheng Kun Railway, East of Sha He, South of Cheng Luo Road, North of Ying Hui Road, Cheng Hua District, Chengdu	2078 2048	100.0%	2,630,308	12,308,305 220,050 581,509 13,109,864	R C H	Planning stage	September 2012
32. Kaisawangchao at East, Zhanghua Lu at South, Donglinghao Lu at West & Zhangxiang Lu at North, Zhangzhou, Fujian Province, 2004G12	2075 2045	100.0%	1,004,199	5,118,234 193,750 5,311,984	R C	Planning stage	December 2013

Major Properties Held by the Group *(Continued)*

Dated at 30th June, 2008

Description	Lease expiry	Group's interest	Approx. site area *(sq.ft.)*	Approx. floor area attributable to the Group *(sq.ft.)*	Type	Stage of completion	Estimated completion date
Properties under development							
OVERSEAS – SINGAPORE							
33. Collyer Quay Singapore	2067	100.0%	287,437	26,910	C	Foundation works in progress	July 2010
				80,730	H		
				107,640			

Note :
- *C* : *Commercial*
- *R* : *Residential*
- *I* : *Industrial*
- *I/O* : *Industrial/Office*
- *H* : *Hotel*
- *P* : *Multi-storey carpark*
- *(*)* : *Property under redevelopment*
- *†* : *it represents the total approximate floor area of the property.*

Sino Land Company Limited

Proxy Form for use at the Annual General Meeting

(or at any adjournment thereof)

I/We [Note 1] ______________________________

of ______________________________

being the registered holder(s) of [Note 2] ______________________________

ordinary shares of HK$1.00 each in the capital of the above-named Company, **HEREBY APPOINT** the Chairman of the Meeting or [Note 3] ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon on Thursday, the 13th day of November, 2008 at 9:30 a.m. and at such Meeting (or at any adjournment thereof) and in the event of a poll to vote for me/us and in my/our name(s) as indicated below or if no such indication is given, as my/our proxy thinks fit.

	For [Note 4]	Against [Note 4]
1. To receive and consider the audited Financial Statements and the Directors' and Independent Auditor's Reports for the year ended 30th June, 2008.		
2. To declare a final dividend of HK$0.3 per ordinary share with an option for scrip dividend.		
3. (i) To re-elect Mr. Adrian David Li Man-kiu as Director.		
(ii) To re-elect Dr. Fu Yuning as Director.		
(iii) To re-elect Mr. Daryl Ng Win Kong as Director.		
(iv) To re-elect Mr. Ringo Chan Wing Kwong as Director.		
(v) To re-elect Mr. Sunny Yeung Kwong as Director.		
(vi) To authorise the Board to fix the Directors' remuneration.		
4. To re-appoint Deloitte Touche Tohmatsu as Auditor for the ensuing year and to authorise the Board to fix their remuneration.		
5. (i) To approve share repurchase mandate (Ordinary Resolution on item 5(i) of Notice of Annual General Meeting).		
(ii) To approve share issue mandate (Ordinary Resolution on item 5(ii) of Notice of Annual General Meeting).		
(iii) To approve extension of share issue mandate (Ordinary Resolution on item 5(iii) of Notice of Annual General Meeting).		

Dated ____________________ Signature [Note 5] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of ordinary shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company, 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting (as the case may be).
7. In the case of joint holders, any one of such joint holders may vote at the Meeting, either personally or by proxy, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons whose name stands first on the register of members in respect of the relevant shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.
10. At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

信和置業有限公司

股東週年大會(或其任何續會)代表委任表格

本人／吾等(註1) ______________________________

地址為 ______________________________

為上述公司股本中每股面值1.00港元普通股股份(註2) ______________________________股

之登記持有人，**茲委任**大會主席或(註3) ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席定於二零零八年十一月十三日(星期四)上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行上述公司之股東週年大會(或其任何續會)，並於該大會(或其任何續會)進行按股數投票表決時，代表本人／吾等並以本人／吾等名義，依照下列欄內所載指示投票，若無所載指示，則由代表自行決定。

	贊成(註4)	**反對**(註4)
1. 省覽截至二零零八年六月三十日止年度之經審核財務報告書與董事會及獨立核數師報告書。		
2. 宣派末期股息每普通股0.3港元或可選擇以股代息。		
3. (i) 選舉李民橋先生連任董事。		
(ii) 選舉傅育寧博士連任董事。		
(iii) 選舉黃永光先生連任董事。		
(iv) 選舉陳榮光先生連任董事。		
(v) 選舉楊光先生連任董事。		
(vi) 授權董事會釐定董事酬金。		
4. 重聘德勤•關黃陳方會計師行為核數師及授權董事會釐定核數師酬金。		
5. (i) 批准股份購回授權(列於股東週年大會通告內第5(i)項之普通決議案)。		
(ii) 批准股份發行授權(列於股東週年大會通告內第5(ii)項之普通決議案)。		
(iii) 批准擴大股份發行授權(列於股東週年大會通告內第5(iii)項之普通決議案)。		

日期：______________________________ 簽署：(註5) ______________________________

附註：

1. 請用**正楷**填上姓名及地址。
2. 請填上以 閣下名義登記之每股面值1.00港元普通股股份數目。倘不填上股份數目，則本表格將被視為與全部以 閣下名義登記之本公司普通股股份有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**代表委任表格之每項更改，均須由簽署人簡簽示可。**
4. **注意：倘 閣下擬投票贊成某項決議案，請在適用之「贊成」方框內填上「✓」號。倘 閣下擬投票反對某項決議案，請在適用之「反對」方框內填上「✓」號。**如不給予指示，則代表人可自行決定投票或棄權。代表同時可對在通告內未列出而在大會上正式提出之決議案投票。
5. 本代表委任表格必須由 閣下或 閣下之書面授權人士簽署。倘股東為一有限公司，則代表委任表格必須加蓋該公司鋼印，或經由公司負責人或獲正式授權之人士簽署。
6. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，必須最遲於大會或續會(視情況而定)召開四十八小時前送達香港九龍尖沙咀梳士巴利道尖沙咀中心十二字樓本公司註冊辦事處，方為有效。
7. 如屬聯名股東，任何一位聯名股東均可親自或委派代表投票，惟規定：若親自或委派代表出席之聯名股東多於一人，則該等出席股東中，只有在股東名冊內排名於首位者方有權就有關之股份投票。
8. 受委代表毋須為本公司股東，但須親自出席大會以代表 閣下。
9. 閣下填妥交回代表委任表格後，屆時仍可親自出席大會投票。
10. 於股東週年大會上，大會主席將行使本公司組織章程細則第74條所賦予之權力，就上述各項決議案進行按股數投票表決。於按股數投票時，每位親自出席之股東或其委任代表，可按股數獲得一股一票的投票權。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in **Sino Land Company Limited**, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

(1) General Mandates to Repurchase Shares and to Issue Shares

(2) Proposed Re-election of Directors

The notice convening the annual general meeting of Sino Land Company Limited ("the Company") to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Thursday, 13th November, 2008 (the "Annual General Meeting") is contained in the 2008 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2008 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

13th October, 2008

CONTENTS

Page

Letter from the Chairman

1. Introduction 1
2. General Mandate to Repurchase Shares 2
3. General Mandate to Issue Shares 2
4. Directors Proposed to be Re-elected 2
5. Annual General Meeting 6
6. Recommendation 6

Appendix I – Explanatory Statement on Repurchase of Shares 7

Appendix II – Procedures for Voting by Poll at General Meetings 11

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Directors:	*Registered Office:*
Robert NG Chee Siong *(Chairman)*	12th Floor
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#	Tsim Sha Tsui Centre
Allan ZEMAN, GBS, JP*	Salisbury Road
Adrian David LI Man-kiu*	Tsim Sha Tsui
FU Yuning*	Kowloon
Raymond TONG Kwok Tung	Hong Kong
YU Wai Wai	
Thomas TANG Wing Yung	
Daryl NG Win Kong	
Ringo CHAN Wing Kwong	
Sunny YEUNG Kwong	

(# Non-executive Director)
(Independent Non-executive Directors)*

13th October, 2008

To the shareholders

Dear Sir or Madam,

(1) General Mandates to Repurchase Shares and to Issue Shares

(2) Proposed Re-election of Directors

1. Introduction

At the last annual general meeting of the Company held on 15th November, 2007, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares and to issue shares of the Company. Under the terms of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Thursday, 13th November, 2008 ("Annual General Meeting") unless renewed at that meeting.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase shares and to issue shares and the re-election of Directors.

2. General Mandate to Repurchase Shares

An ordinary resolution will be proposed at the Annual General Meeting to approve a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase, at any time until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution, shares of the Company ("Shares") up to a maximum of 10% of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information is set out in Appendix I hereto.

3. General Mandate to Issue Shares

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution (the "Share Issue Mandate") and adding to such general mandate so granted to the Directors any Shares repurchased by the Company under the Share Repurchase Mandate.

4. Directors Proposed to be Re-elected

In accordance with Article 103 of the Articles of Association of the Company, the Directors retiring by rotation at the Annual General Meeting are Mr. Adrian David Li Man-kiu, Dr. Fu Yuning and Mr. Daryl Ng Win Kong who, being eligible, offer themselves for re-election. In accordance with Article 94 of the Articles of Association of the Company. Mr. Ringo Chan Wing Kwong and Mr. Sunny Yeung Kwong will hold their office until the Annual General Meeting and who, being eligible, offer themselves for re-election.

Under the service contract between the Company and each of the Executive Directors, Mr. Daryl Ng Win Kong, Mr. Ringo Chan Wing Kwong and Mr. Sunny Yeung Kwong, there is no fixed term of office for these Executive Directors but they are subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association.

Each of the Independent Non-executive Directors Mr. Adrian David Li Man-kiu and Dr. Fu Yuning does not have a service contract with the Company other than a letter of appointment pursuant to which his term of office is for the period of three years from 1st July, 2008, subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association.

The emoluments of the Directors are to be determined by the Remuneration Committee with reference to their duties, responsibilities and performance and the results of the Group. The directors' fees are fixed by the Board of Directors pursuant to the authority granted by the shareholders at annual general meetings. The amount of emoluments paid or payable for the year ended 30th June, 2008 to each of the Directors who stand for re-election at the Annual General Meeting are set out in Note 13 to the Financial Statements at page 136 in the Company's 2008 Annual Report.

Other biographical details of each of the Directors who stand for re-election at the Annual General Meeting, as required by Rule 13.51(2) of the Listing Rules as at 6th October, 2008 (the latest practicable date prior to the printing of this circular), are set out below to enable the shareholders to make informed decision on their re-election.

Mr. Adrian David Li Man-kiu, aged 35, an Independent Non-executive Director since April 2005, is the General Manager and Head of Corporate Banking Division of The Bank of East Asia, Limited since 2000. He is also an Independent Non-executive Director of Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited. He is a member of the Ninth and Tenth Guangdong Provincial Committee and was formerly a member of the Ninth and Tenth Guangzhou Committee of the Chinese People's Political Consultative Conference, P.R.C.. He is also a committee member of the Ninth and Tenth All-China Youth Federation and the Deputy Chairman of the Ninth Beijing Municipality Youth Federation. In addition, he is the Council Member of the Vocational Training Council, a member of the Advisory Board and Chairman of the Investment Committee of the Hong Kong Export Credit Insurance Corporation and a member of the Mandatory Provident Fund Industry Schemes Committee of the Mandatory Provident Fund Schemes Authority. He also sits on the Board of Ocean Park Corporation and is an Independent Non-executive Director of China State Construction International Holdings Limited. Further, he is an Alternative Independent Non-executive Director of San Miguel Brewery Hong Kong Limited and AFFIN Holdings Berhad, the latter is listed on the main board of the Malaysia Stock Exchange. Mr. Li holds a Master Degree in management from Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois, US, a Master Degree of Arts and a Bachelor Degree of Arts in Law from the University of Cambridge. He is a member of The Law Society of England and Wales and The Law Society of Hong Kong.

Save as disclosed herein, Mr. Li did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Mr. Li does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Mr. Li that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Dr. Fu Yuning, aged 51, an Independent Non-executive Director since June 2005, graduated from Dalian Institute of Technology in the PRC with a Bachelor Degree in Port and Waterway Engineering. He obtained a Doctorate Degree in Offshore Engineering from Brunel University, United Kingdom, where he worked as a Post-Doctorate research fellow. Dr. Fu has been a Director and the President of China Merchants Group Limited since April 2000. He is also the Chairman and the Managing Director of China Merchants Holdings (International) Company Limited, a company listed on The Stock Exchange of Hong Kong Limited. He is the Chairman of China International Marine Containers (Group) Limited, a company listed on the Shenzhen Stock Exchange, and a Director of China Merchants Bank Co., Ltd., a company listed on the Shanghai Stock Exchange. Dr. Fu is also an Independent Non-executive Director of Integrated Distribution Services Group Limited, a company listed on The Stock Exchange of Hong Kong Limited. Dr. Fu also holds directorships in several social associations and is an Executive Director of the Hong Kong General Chamber of Commerce and a Member of Hong Kong Port Development Council. He was the Chairman of Shenzhen Chiwan Petroleum Supply Base Co., Ltd., a company listed on the Shenzhen Stock Exchange, from May 2004 to May 2007 and the Chairman of China Merchants China Direct Investments Limited, a company listed on The Stock Exchange of Hong Kong Limited, from January 1999 to July 2008.

Save as disclosed herein, Dr. Fu did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Dr. Fu does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Dr. Fu that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. Daryl Ng Win Kong, aged 30, an Executive Director of the Company since April 2005, holds a Bachelor of Arts Degree from Columbia University in New York. Mr. Ng first joined the Company as Executive (Development) in 2003. He is a director of a number of subsidiaries and associated companies of the Company and is an Executive Director of Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited. He is also an Independent Non-executive Director of Blue Cross (Asia-Pacific) Insurance Limited and BEA Life Limited and a Director of Hong Kong Design Centre. He is a Member of the Infrastructure Development Advisory Committee of the Hong Kong Trade Development Council, a General Committee Member of The Chamber of Hong Kong Listed Companies, a Member of the International Advisory Council of Columbia University in the City of New York, a member of the Tenth Sichuan Committee of Chinese People's Political Consultative Conference and a committee member of the Tenth All-China Youth Federation. He is the eldest son of the Chairman Mr. Robert Ng Chee Siong and the eldest grandson of the substantial shareholder Mr. Ng Teng Fong.

Save as disclosed herein, Mr. Ng did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. He has a personal interest in 72,971 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Mr. Ng that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. Ringo Chan Wing Kwong, aged 48, an Executive Director of the Company since January 2008. He first joined the Company in 1988 and has been an associate director (Group Treasury) of the Company since 2005. He is also an alternate director to Mr. Raymond Tong Kwok Tung in certain subsidiaries of the Company. Mr. Chan holds a Master Degree of Business Administration and is a fellow member of the Association of Chartered Certified Accountants and an associated member of The Hong Kong Institute of Certified Public Accountants (Practising). Mr. Chan has over 24 years of experience in accounting and finance.

Save as disclosed herein, Mr. Chan did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Mr. Chan does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Mr. Chan that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. Sunny Yeung Kwong, aged 53, an Executive Director of the Company since July 2008. He first joined the Company in 2005 and has been an Associate Director of the Company since 2006. Mr. Yeung holds degrees in both Law and Architecture, is a Registered Architect, a non-practising Barrister, and a Fellow of the Chartered Institute of Arbitrators. Mr. Yeung is currently in charge of Sino Property Services ("SPS"), the property management arm of the Sino Group with a 6,500 headcount. SPS provides comprehensive property management services and is composed of 4 key business units, Sino Estates Management Limited, Sino Security Services Limited, Sino Parking Services Limited and Best Result Cleaning Services Limited.

Save as disclosed herein, Mr. Yeung did not hold any other directorships in any other public listed companies in the last three years and does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. Mr. Yeung does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There are no other matters relating to the re-election of Mr. Yeung that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

5. Annual General Meeting

At the Annual General Meeting, ordinary resolutions will be proposed to approve the Share Repurchase Mandate and the Share Issue Mandate.

The notice convening the Annual General Meeting is contained in the 2008 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2008 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

Your right to demand a poll on the resolutions proposed at the Annual General Meeting is set out in Appendix II to this circular. The Chairman of the Annual General Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the resolutions to be proposed at the Annual General Meeting to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

The Company will publish an announcement on the website of The Stock Exchange of Hong Kong Limited ("Stock Exchange") and the Company's website of the results of the voting by poll at the Annual General Meeting on the same day after the Annual General Meeting.

6. Recommendation

The Directors believe that the Share Repurchase Mandate and the Share Issue Mandate are in the best interests of the Company and its shareholders as a whole and accordingly the Directors, together with their associates, intend to vote in favour of the resolutions in respect of their respective shareholdings in the Company and recommend you to vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Robert NG Chee Siong
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Share Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Listing Rules

The Listing Rules permit companies whose primary listing are on the Stock Exchange to repurchase their securities on the Stock Exchange or on another stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

The Listing Rules provide that all on-market repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

(b) Source of Funds

Repurchases must be made out of funds which are legally available for the purpose and in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

2. Share Capital

As at 6th October, 2008 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 4,858,608,770 Shares of HK$1.00 each. On the basis of such figure, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 485,860,877 Shares, representing 10% of the issued share capital of the Company, subject to adjustment of any further shares issued or cancelled on repurchases after 6th October, 2008 and up to the date of the Annual General Meeting.

3. Reasons for Repurchases

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases of Shares will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

4. Funding of Repurchases

Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with the Company's Articles of Association and the applicable laws in Hong Kong, being distributable profits of the Company or the proceeds of a fresh issue of Shares made for such purpose.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2008 in the event that the Share Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors shall from time to time be appropriate for the Company.

5. Disclosure of Interest

Neither the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

6. Undertaking of Directors

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules and the applicable laws of Hong Kong.

7. Share Prices

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months up to 6th October, 2008 (being the latest practicable date prior to the printing of this circular) were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2007		
October	26.00	18.26
November	28.75	22.20
December	28.75	23.80
2008		
January	29.80	21.60
February	23.95	19.10
March	19.86	14.90
April	20.60	16.48
May	22.10	18.34
June	20.10	15.00
July	17.40	13.82
August	15.88	12.10
September	13.92	8.16
1st October – 6th October	8.74	7.83

8. Effect of the Takeovers Code

If on the exercise of the power to repurchase shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at 6th October, 2008 (being the latest practicable date prior to the printing of this circular), Mr. NG Teng Fong held personal and deemed corporate interests, through Tsim Sha Tsui Properties Limited in which he had a 71.76% controlling interest, in approximately 53.05% of the issued share capital of the Company. Since Mr. NG Teng Fong, his associates and his concert parties hold more than 50% of the issued share capital of the Company, any increase in their holdings, including the exercise in full of the power to repurchase Shares under the Share Repurchase Mandate, will not incur any obligation under Rule 26 of the

Takeovers Code to make a general offer. The Directors are not aware of any consequences which may arise under Rules 26 and 32 of the Takeovers Code or such that the public float of the Company's shares will be reduced to less than 25% as a result of any purchases made under the Share Repurchase Mandate.

9. Share Purchases made by the Company

In the six months preceding the date of this circular, the Company had repurchased its Shares on the Stock Exchange as follows:

Date of Repurchases	Number of Shares	Price per Share Highest *HK$*	Price per Share Lowest *HK$*
15th April, 2008	306,000	17.88	17.50
13th June, 2008	400,000	16.70	16.70
25th June, 2008	786,000	15.62	15.48
2nd July, 2008	568,000	14.60	14.34
14th July, 2008	320,000	15.32	15.32
15th July, 2008	396,000	14.36	14.18
8th August, 2008	800,000	14.42	14.02
18th September, 2008	6,658,000	10.22	8.85
22nd September, 2008	768,000	10.90	10.46
23rd September, 2008	1,486,000	10.06	9.96
24th September, 2008	2,436,000	10.28	9.82
25th September, 2008	1,828,000	10.10	9.69
26th September, 2008	2,752,000	9.87	9.41
29th September, 2008	2,082,000	9.38	8.71
30th September, 2008*	1,450,000	8.50	8.22
3rd October, 2008*	1,328,000	8.65	8.28
6th October, 2008*	1,498,000	8.19	8.01
	25,862,000		

* pending delivery of share certificates for cancellation

Save as disclosed above, the Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding 6th October, 2008 (being the latest practicable date prior to the printing of this circular).

According to existing Article 74 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

This circular (in both English and Chinese versions) ("Circular") has been posted on the Company's website at http://www.sino.com. Shareholders who have chosen to rely on copies of the Corporate Communications (including but not limited to Annual Report, Interim Report, notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of any or all the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the Corporate Communications using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.

Shareholders may at any time choose to change their choice of language and means of receipt (i.e. in printed form or by electronic means through the Company's website) of all future Corporate Communications from the Company by giving reasonable notice in writing to the Company's Share Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

此乃要件　請即處理

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信和置業有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

信和置業有限公司

(於香港註冊成立之有限公司)
（股份代號：83）

(1) 購回股份及發行股份之一般性授權
(2) 選舉董事連任之建議

於二零零八年十一月十三日星期四上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之信和置業有限公司（「本公司」）之股東週年大會（「股東週年大會」）通告已載於本公司之二零零八年年報內。請各股東細閱通告，並將二零零八年年報隨附之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

二零零八年十月十三日

目 錄

頁次

主席函件

1. 緒言 1
2. 購回股份之一般性授權 2
3. 發行股份之一般性授權 2
4. 建議選舉連任之董事 2
5. 股東週年大會 6
6. 推薦意見 6

附錄一 – 購回股份之說明函件 7

附錄二 – 於股東大會上按股數投票表決之程序 11

信和置業有限公司

(於香港註冊成立之有限公司)
(股份代號：83)

董事：
黃志祥 *(主席)*
夏佳理，GBS, CVO, OBE, JP#
盛智文，GBS, JP*
李民橋*
傅育寧*
唐國通
余惠偉
鄧永鏞
黃永光
陳榮光
楊光

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

(# 非執行董事)
(獨立非執行董事)*

敬啟者：

(1) 購回股份及發行股份之一般性授權
(2) 選舉董事連任之建議

1. 緒言

於二零零七年十一月十五日舉行之本公司上屆股東週年大會上，董事會獲授予一般性權力以購回本公司股份及發行股份。根據香港聯合交易所有限公司之證券上市規則(「上市規則」)之條款，該授權除非於二零零八年十一月十三日(星期四)上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之本公司股東週年大會(「股東週年大會」)上獲得予以延續，否則將於此大會完結時屆滿失效。

本通函旨在向 閣下提供有關一般性授權以購回股份及發行股份建議及選舉董事之資料。

2. 購回股份之一般性授權

於股東週年大會上將會提呈一項普通決議案，以賦予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內隨時行使本公司之權力，以購回本公司之股份（「股份」）最多不超過在決議案通過當日本公司已發行股本之10%（「股份購回授權」）。

根據上市規則所規定須予載述之說明函件已載於本通函之附錄一內。

3. 發行股份之一般性授權

於股東週年大會上將會提呈兩項普通決議案，分別授予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內配發、發行及處理不超過本公司於通過決議案當日已發行股本20%之股份（「股份發行授權」），並將本公司根據股份購回授權而購回之股份加入該項授予董事會之一般性授權中。

4. 建議選舉連任之董事

根據本公司之組織章程細則第103條之規定，於股東週年大會上退任之董事為李民橋先生、傅育寧博士及黃永光先生，而彼等均願意繼續連任。根據本公司之組織章程細則第94條之規定，陳榮光先生及楊光先生將任職至股東週年大會，而彼等均願意繼續連任。

根據本公司與執行董事黃永光先生、陳榮光先生及楊光先生之服務合約，彼等於本公司並無固定任期，但須根據本公司之組織章程細則，於本公司股東週年大會上輪值告退及膺選連任。

獨立非執行董事李民橋先生及傅育寧博士與本公司概無任何服務合約，惟彼等之聘書列明彼等之任期由二零零八年七月一日起為期三年，並須根據本公司之組織章程細則，於本公司股東週年大會上輪值告退及膺選連任。

董事之酬金經薪酬委員會根據董事之職責、責任、表現，及本集團之業績而釐定。董事袍金由董事會依據股東於股東週年大會上所授予之權力釐定。截至二零零八年六月三十日止年度內之已付或應付予將於股東週年大會上膺選連任之董事之酬金，均載列於本公司二零零八年年報第136頁財務報告書附註13。

下文根據上市規則第13.51(2)條的規定，列出股東週年大會上膺選連任的董事於二零零八年十月六日（本通函付印前之最後實際可行日期）的個人資料，以協助股東就再選連任董事作出知情的決定。

李民橋先生，35歲，於二零零五年四月出任本公司獨立非執行董事，自二零零零年起擔任東亞銀行有限公司總經理兼企業銀行主管。他亦是尖沙咀置業集團有限公司及信和酒店（集團）有限公司的獨立非執行董事。李先生為第九屆及第十屆中國人民政治協商會議廣東省委員會委員、第九屆及第十屆中國人民政治協商會議廣州市委員會委員、第九屆及第十屆中華全國青年聯合會港區特邀委員以及北京市青年聯合會第九屆委員會副主席。此外，彼亦是香港職業訓練局理事會委員、香港出口信用保險局諮詢委員會委員及投資委員會主席，以及香港強制性公積金計劃管理局強制性公積金行業計劃委員會委員。現時李先生為海洋公園公司的董事，以及中國建築國際集團有限公司的獨立非執行董事。彼亦是香港生力啤酒廠有限公司及馬來西亞證券交易所主板上市公司AFFIN Holdings Berhad的替任獨立非執行董事。李先生持有美國西北大學Kellogg Graduate School of Management的工商管理碩士學位及劍橋大學法學院碩士及學士學位。彼是英國律師會及香港律師會會員。

除以上所披露者外，李先生在過去三年並無於其他上市公司擔任任何董事職務，亦與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。李先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。並無其他有關重選李先生而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

傅育寧博士，51歲，自二零零五年六月出任本公司獨立非執行董事，畢業於中國大連理工學院，獲港口工程專業學士學位，並獲英國布魯諾爾大學授予海洋工程力學博士學位，其後曾在該校從事博士後的研究工作。傅博士自二零零零年四月出任招商局集團的董事兼總裁，他亦為在香港聯合交易所有限公司上市的招商局國際有限公司主席兼董事總經理。傅博士為在深圳證券交易所上市的中國國際海運集裝箱（集團）股份有限公司董事長和上海證券交易所上市的招商銀行股份有限公司董事。傅博士亦擔任在香港聯合交易所上市之利和經銷集團有限公司的獨立非執行董事。傅博士亦擔任若干社會組織的董事職務，包括香港總商會及香港港口發展局委員。他由二零零四年五月至二零零七年五月期間出任在深圳證券交易所上市之深圳赤灣石油基地股份有限公司之董事長及由一九九九年一月至二零零八年七月期間出任在香港聯合交易所有限公司上市之招商局中國基金有限公司之主席。

除以上所披露者外，傅博士在過去三年並無於其他上市公司擔任任何董事職務，亦與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。傅博士並無持有根據證券及期貨條例第XV部所指之本公司股份權益。並無其他有關重選傅博士而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

黃永光先生，30歲，自二零零五年四月出任本公司執行董事，持有紐約哥倫比亞大學文學學士學位。於二零零三年加入本公司擔任專員（項目發展）。他是本公司一些附屬公司及聯營公司之董事，並是尖沙咀置業集團有限公司及信和酒店(集團)有限公司之執行董事。他亦是藍十字（亞太）保險有限公司及東亞人壽保險有限公司之獨立非執行董事及香港設計中心之董事。他也是香港貿易發展局基建發展服務業諮詢委員會委員、香港上市公司商會之常務委員會委員、紐約哥倫比亞大學國際諮詢理事會會員、第十屆中國人民政治協商會議四川省委員會委員以及第十屆中華全國青年聯合會委員會委員。彼為董事會主席黃志祥先生之長子及本公司主要股東黃廷方先生之長孫。

除以上所披露者外，黃先生在過去三年並無於其他上市公司擔任任何董事職務，亦與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。就證券及期貨條例第XV部而言，黃先生持有本公司72,971股之個人權益。並無其他有關重選黃先生而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

陳榮光先生，48歲，自二零零八年一月出任本公司執行董事。陳先生於一九八八年加入本公司及自二零零五年起為本公司之聯席董事（集團司庫），他亦為唐國通先生於本公司若干附屬公司之替任董事。陳先生持有工商管理碩士學位，亦為特許公認會計師公會之資深會員及香港會計師公會資深執業會計師。彼於會計及財務方面擁有超過24年經驗。

除以上所披露者外，陳先生在過去三年並無於其他上市公司擔任任何董事職務，亦與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。陳先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。並無其他有關重選陳先生而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

楊光先生，53歲，自二零零八年七月出任本公司執行董事。楊先生於二零零五年加入本公司及自二零零六年起出任本公司聯席董事。楊先生持有法律及建築學位並為註冊建築師，非執業大律師及英國特許仲裁學會資深會員。楊先生現時主管信和集團之物業管理部門「信和管業優勢」，旗下的員工人數達六千五百，並由四個主要業務組成，包括信和物業管理有限公司、信和護衛有限公司、信和停車場管理有限公司及恒毅清潔服務有限公司，提供全面的物業管理服務。

除以上所披露者外，楊先生在過去三年並無於其他上市公司擔任任何董事職務，亦與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。楊先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。並無其他有關重選楊先生而須本公司股東垂注的其他事項，亦無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條而須予披露的資料。

5. 股東週年大會

於股東週年大會上將會提呈多項普通決議案以批准股份購回授權及股份發行授權。

召開股東週年大會之通告已載於本公司之二零零八年年報內。請各股東細閱通告並將二零零八年年報附隨之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

閣下於股東週年大會上就各項決議案要求按股數投票表決之權利已載於本通函附錄二。於股東週年大會上，大會主席將行使本公司組織章程細則第74條賦予之權力，就各項將於股東週年大會上提呈之決議案進行按股數投票表決。於按股數投票時，每位親自出席之股東或其委任代表，可按股數獲得一股一票的投票權。

本公司將於股東週年大會後當日在香港聯合交易所有限公司(「聯交所」)及本公司網站發表股東週年大會按股數投票表決結果之公佈。

6. 推薦意見

董事會認為股份購回授權及股份發行授權均符合本公司及其股東之最佳利益。因此各董事及其聯繫人士均擬就其分別在本公司所持之股權投票贊成該等決議案，並推薦 閣下投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東 台照

主席
黃志祥
謹啟

二零零八年十月十三日

本附錄乃根據上市規則之規定作為說明函件，向　閣下提供有關股份購回授權之必要資料，以供參考。本附錄亦構成公司條例第49BA(3)條所規定之備忘。

一、 上市規則

上市規則准許在聯交所作為第一上市之公司於聯交所或經證券及期貨事務監察委員會及聯交所就此而認可之其他證券交易所購回其證券，惟須受若干限制，其中最主要之限制概述如下：

(甲) 股東批准

上市規則規定在聯交所作為第一上市之公司在市場上購回之股份須先獲普通決議案予以批准，該項決議案可就有關特定交易而作出特別批准或給予公司董事會一般性授權以行使該項購回之方式提呈。

(乙) 資金來源

購回證券所需款項須依照公司組織章程文件及公司註冊或成立之所屬司法權區之法例從可合法運用於此用途之資金中撥款支付。

二、 股本

本公司於二零零八年十月六日(本通函付印前之最後實際可行日期)之已發行股本為每股面值1.00港元股份4,858,608,770股。根據上述數字，本公司按股份購回授權將獲准購回最多不超過485,860,877股之股份，相等於本公司已發行股本百分之十，惟可購回股份數目須就在二零零八年十月六日後直至股東週年大會召開日期間止所發行或註銷之購回股份予以調整。

三、購回原因

董事會相信，股份購回授權所給予之靈活性對本公司及其股東有利。股份購回僅會在董事會認為此舉有利於本公司及其股東之情況下進行。該等購回(視乎當時市場情況及融資安排而定)可增加其資產淨值及／或每股盈利。因此對擬保留其於本公司之投資之股東有利，因其所佔本公司資產權益之百分比將按本公司購回股份數目之比例而增加。

四、購回之資金

任何購回所需之資金將按照公司組織章程細則及香港適用法例由公司依法可作此用途之資金支付，該等資金為公司之可分派溢利或就此用途而發行新股所得之收益。

在建議之購回期間之任何時間內，全面實施股份購回授權，可能會對本公司之營運資金或資本負債比率有不利影響（對照截至二零零八年六月三十日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使股份購回授權，以致董事會認為本公司須具備之營運資金或資本負債比率會因此而受到重大不利影響。

五、 權益披露

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於股東批准股份購回授權後出售任何股份予本公司。

本公司現時並無接獲其他關連人士（按上市規則之定義）通知，彼等目前有意在公司獲股東批准股份購回授權後，出售股份予本公司，或已承諾不會向本公司出售股份。

六、 董事承諾

董事會已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則及香港適用法例，及根據股份購回授權行使本公司權力進行購回事宜。

七、股份價格

股份於過去十二個月直至二零零八年十月六日（本通函付印前之最後實際可行日期）每月在聯交所錄得之最高及最低成交價如下：

	股份	
	最高	**最低**
	港元	*港元*
二零零七年		
十月	26.00	18.26
十一月	28.75	22.20
十二月	28.75	23.80
二零零八年		
一月	29.80	21.60
二月	23.95	19.10
三月	19.86	14.90
四月	20.60	16.48
五月	22.10	18.34
六月	20.10	15.00
七月	17.40	13.82
八月	15.88	12.10
九月	13.92	8.16
十月一日至十月六日	8.74	7.83

八、收購守則之影響

倘根據股份購回授權行使權力購回股份而導致一位股東佔本公司投票權益比例有所增加，按照香港公司收購及合併守則（「收購守則」）第32條，此項增加將被視作一項收購行動。因此，若一位或多位一致行動之股東因此而取得或鞏固其於本公司之控制權，便須遵照收購守則第26及32條提出強制收購建議。

於二零零八年十月六日（本通函付印前之最後實際可行日期），黃廷方先生個人擁有及經持有尖沙咀置業集團有限公司71.76%控制權益而被視為擁有合共約本公司已發行股本之53.05%。由於黃廷方先生、其聯繫人士及與其一致行動人士共持有超過本公司已發行股本之50%，彼等任何股權增加（包括根據股份購回授權全面行使權力購回

股份所致），並不會引致收購守則第26條所指而須向股東提出全面收購建議之責任。董事會並未知悉任何按股份購回授權進行之購回後，將會引致收購守則第26及32條所指之任何後果或本公司股份之公眾持股量低於25%。

九、本公司購回股份事宜

在本通函日期之前六個月內，本公司於聯交所購回之股份詳情如下：

購回日期	股份數目	每股購回價 最高 *港元*	 最低 *港元*
二零零八年四月十五日	306,000	17.88	17.50
二零零八年六月十三日	400,000	16.70	16.70
二零零八年六月二十五日	786,000	15.62	15.48
二零零八年七月二日	568,000	14.60	14.34
二零零八年七月十四日	320,000	15.32	15.32
二零零八年七月十五日	396,000	14.36	14.18
二零零八年八月八日	800,000	14.42	14.02
二零零八年九月十八日	6,658,000	10.22	8.85
二零零八年九月二十二日	768,000	10.90	10.46
二零零八年九月二十三日	1,486,000	10.06	9.96
二零零八年九月二十四日	2,436,000	10.28	9.82
二零零八年九月二十五日	1,828,000	10.10	9.69
二零零八年九月二十六日	2,752,000	9.87	9.41
二零零八年九月二十九日	2,082,000	9.38	8.71
二零零八年九月三十日*	1,450,000	8.50	8.22
二零零八年十月三日*	1,328,000	8.65	8.28
二零零八年十月六日*	1,498,000	8.19	8.01
	25,862,000		

* 尚待交付股票予以註銷

除上述所披露外，在二零零八年十月六日（本通函付印前之最後實際可行日期）之前六個月內，本公司並無購回任何本公司之股份（無論在聯交所或以其他方式進行）。

根據現有組織章程細則第74條，於每次股東大會提呈會議表決之決議案將以舉手投票方式表決，除非（在宣佈舉手表決結果時或以前，或於撤回任何其他投票表決要求時）經正式要求以按股數投票表決，有關要求可由下述任何一方提出：

(i) 大會主席；或

(ii) 至少三名親身或其委任代表出席並當時有權於會上投票之股東；或

(iii) 一名或多名親身或其委任代表出席並佔總數不少於所有有權於會上投票之股東之總投票權十分之一之股東；或

(iv) 一名或多名親身或其委任代表出席並持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股東實繳股款總額十分之一之股東。

除非要求以按股數投票表決及不予撤回，否則主席宣佈決議案經舉手投票通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

此通函（英文及中文版）（「通函」）已於本公司網站http://www.sino.com登載。凡選擇依賴在本公司網站上登載之公司通訊（其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格）以代替任何或所有印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過本公司網站之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網站登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知本公司股票登記處，卓佳標準有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，以更改日後收取公司通訊的語言版本及收取方式（印刷方式或以透過本公司網站之電子方式）之選擇。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Towers Wing, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Thursday, the 13th day of November, 2008 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Independent Auditor's Reports for the year ended 30th June, 2008.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the Board to fix the Directors' remuneration.

4. To re-appoint Deloitte Touche Tohmatsu as Auditor for the ensuing year and authorise the Board to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) "**THAT:**

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 13th October, 2008

Notes:

(a) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 74 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every shareholder who is present in person or by proxy shall have one vote for every share of which he is the holder.

(b) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(c) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(d) The Register of Members of the Company will be closed from Monday, 10th November, 2008 to Thursday, 13th November, 2008, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 7th November, 2008.

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung, Mr. Daryl Ng Win Kong, Mr. Ringo Chan Wing Kwong and Mr. Sunny Yeung Kwong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END